

We envision a world where *all* people LEARN to read effectively

Scientific Learning

[2006 Annual Report and 2007 Proxy Statement]

We **must** ensure educators *understand* the unique benefits of our software products and how they build the underlying **cognitive skills** required to *read and learn effectively.*

Support Center in Tucson, Arizona, allowing us to bring our instructional and technical support in-house, as well as our customer service operations. The experienced and capable staff we hired has allowed us to improve the quality of our support, and we can manage our costs more effectively. We also added a new support capability: Progress Monitors. Our Progress Monitors use Progress Tracker data to monitor the use of *Fast ForWord* software at individual schools. They make proactive calls to educators, providing suggestions on how coaches and administrators can improve their use of our products to drive even greater student achievement. We also funded more professional service staff so we can be fully prepared to provide the training, consulting, and project management required for high implementation fidelity. Short term, these investments had a negative impact on gross margins. In 2007, we expect solid margin leverage as we provide superior service and support for our growing customer base.

NEW PRODUCT INTRODUCTIONS

In 2006, we also introduced two *Fast ForWord* products for the adolescent literacy market: a major new edition of our *Fast ForWord* Middle & High School, now called *Fast ForWord* to Literacy, and a new product, *Fast ForWord* to Literacy Advanced. These products take advantage of the analysis of student use data from thousands of middle and high school students contained in our Progress Tracker database.

Over 15,000 unique stimuli are used to drive efficient activity in targeted portions of the brain critical to learning and reading effectively. These products use video game quality Flash technology, which has great visual appeal to adolescents. Students are able to complete 20% more content in a typical 50-minute protocol, with corresponding rapid improvement in overall content completion. Our studies consistently show a direct correlation between level of content completed and improvements on standardized reading tests.

Market reception to these product introductions has been very positive. Sales to the secondary portion of the market grew faster than sales for the elementary grades last year. *Fast ForWord* to Literacy Advanced is a finalist in the Software & Information Industry Association (SIIA) Codie Awards.

BUILDING CAPACITY AND CUSTOMER SATISFACTION

Growing sales capacity and improving sales force productivity are critical in achieving our long-term growth and margin goals. I'm very pleased that we achieved both our capacity and productivity goals in 2006. We averaged 42 K–12 sales positions for the year, up from 38 in 2005 and 28 in 2004. The 50% increase in sales capacity since 2004 is another reason that 2006 was an exceptional growth year.

We averaged just short of $1 million per K–12 quota-bearing position last year. Sales productivity is up more than 20% from 2005, despite the rapid growth in new sales representatives. We remain pleased by our continued ability to attract and retain a group of talented sales professionals. For the year, we closed 102 K–12 sales over $100,000, compared to 59 in 2005, a 73% increase. Growing the number of large transactions is important to achieving our sales and productivity goals.

Our K–12 sales success in 2006 was broad based; three of our four regions showed very strong results. Several of our large established states showed significant growth, both in dollars and percentage, including Florida, Ohio and Texas. Other states in which we made great strides included Arizona, Kentucky, Louisiana, Michigan, Mississippi and Missouri.





Overall customer satisfaction with the *Fast ForWord* solution and Scientific Learning is strong. Forty percent of customers surveyed indicated we exceeded their expectations, and 43% more indicated we met their expectations. This reflects not only the strength of our products, but the implementation strategies, services and support that help make them effective in schools and clinics. Our independent research firm indicates these are among the best results they have observed.

SCIENCE AND RESULTS

Our research is powerful and a key differentiator. More than 118 independent school district research studies are now posted on our website. There are more than 200 efficacy studies on *Fast ForWord* software. In 2006, the What Works Clearinghouse (the official U.S. Department of Education research center) gave the *Fast ForWord* Language product its highest rating for effectiveness with English Language Learners. If you search Google Scholar for *Fast ForWord* and our two leading neuroscientists, you will find more than 1,200 articles. Do a scholarly book search, and you will find more than 150 books referencing our life-changing intervention products.

Twelve additional patents were issued in 2006, bringing our total to 79, with 31 patents pending. These patents represent another verification of the uniqueness of our technology and are not typical for educational software companies. They offer substantial barriers to market entry, as well as possible future licensing opportunities.

Brain research on learning is a hot topic around the world, with articles appearing in major consumer periodicals and educational publications, as well as scientific journals. This is helping to attract large numbers of educational leaders to our brain seminars where we showcase our science and research. These events not only generate high quality leads but also help shorten the sales cycle. We tripled the number of these events from 2005 to 2006 and have made them a critical component of our marketing and sales toolkit.

We continue to make excellent progress in building our base, experience and awareness in the international market. We completed the year with 21 Value Added Resellers (VARs) in our network, up from 15 last year. These VARs are now selling *Fast ForWord* products in 29 countries, helping to build brand awareness overseas. We are positioning ourselves for rapid growth in the international market, where the demand for fluency in English is enormous. The *Fast ForWord* approach is uniquely capable of rewiring the brain for the phonemic structure of English, which is essential for fluency. Even though international is a small portion of our business, it represents the potential for another powerful growth engine in our future.

2007 OUTLOOK

We expect 2007 to continue the growth of the last five years. Top line growth is expected to be in the range of 20% to 25%. Margins are expected to improve as we leverage 2006 investments and fixed costs. Many of the elements needed to achieve these targets have already been put in place:

- We will have a full year of sales for *Fast ForWord* to Literacy and *Fast ForWord* to Literacy Advanced.
- Our sales capacity is growing. Our target this year is an average of 53 direct K–12 sales people, an increase of 26%.
- Internationally, we anticipate growing our VAR base from 21 to 30.
- We plan to increase the number of domestic and international brain events, while improving their consistency and impact.



- We anticipate publication of a record number of independent school district research studies, as well as targeted international studies. There are also a number of independent university-based research studies in the pipeline.

There are two major catalysts that have the potential to increase our growth and penetration in the K–12 market over the next several years. These consist of a further reduction in our daily protocol requirement and the introduction of an electronic reading assessment to be packaged with *Fast ForWord* software.

Time is a major barrier to the use of the *Fast ForWord* products. A shorter protocol will ease scheduling issues and open up more regular classrooms to the use of our software, which is now implemented almost exclusively in labs. We have already demonstrated the efficacy of 30-minute protocols for three of the 11 *Fast ForWord* products, a big gain from our standard 50-minute protocol, and we hope to have similar short protocols available for the rest of our products later this year.

We are also planning to release an electronic reading assessment product in the first half of 2007. Our new Reading Progress Indicator will be delivered with *Fast ForWord* products, providing immediate pre- and post-test data for school districts. This assessment is closely correlated with the Woodcock Johnson Reading Test, which is highly regarded but must be individually administered by a trained professional. Our new test will provide an easier, immediately accessible and highly reliable indicator of a student's reading achievement. The addition of the Reading Progress Indicator to our product family has the potential to substantially reduce the lengthy K–12 sales cycles by rapidly demonstrating student achievement.

The K–12 buying environment continues to be positive, assisted by increased state sales taxes and continued strong funding for Title I and Special Education programs. We believe the change in Congressional leadership will, over time, result in more dollars to fund the No Child Left Behind legislation, with bipartisan support for solutions supported by scientific research.

For four consecutive quarters in 2006, Scientific Learning delivered exceptional sales growth. In the fourth quarter, with our two-year revenue recognition transition behind us, our income statement began to demonstrate the real potential of this business. Cash generation was excellent, and the balance sheet remains very strong.

I am enormously proud of our employees, our exceptional Board of Directors, and our educational and science advisors. We are all driven by our important mission of bringing this tremendous neuroscience-based learning innovation to market. Our growing base of customers remains our strongest advocate, and powerful stories are spreading among educators, clinicians, students, and parents around the world about the exceptional results that can be achieved through the use of *Fast ForWord* software.

We appreciate the tremendous patience and commitment of our investors. We are hard at work to make 2007 another year of important accomplishments for this company and our life-changing learning innovation.

ROBERT C. BOWEN
Chairman and Chief Executive Officer


Scientific
Learning

2006 ANNUAL REPORT

FORM 10-K

AND 2007

PROXY STATEMENT


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
MAY 0 8 2007
185
SECTION

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

/X/ Annual Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006 or

/ / Transition Report Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

For the transition period from __________ to ______________

COMMISSION FILE NO. 000-24547

SCIENTIFIC LEARNING CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	94-3234458 (IRS Employer Identification Number)

300 FRANK H. OGAWA PLAZA, SUITE 600
OAKLAND, CA 94612-2040
(Address of principal executive offices, including zip code)

510-444-3500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	**Name of Each Exchange on which Registered**
Common Stock, par value $0.001 per share	NASDAQ Global Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: // No: / X/

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes: //No: /X/

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: /X/ No: / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. / /

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer and large accelerated filer" in Rule12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the Registrant is a shell company (as defined Rule 12b-2 of the Act).
Yes: / / No: /X /

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on June 30, 2006 as reported on the Nasdaq National Market was approximately $33,755,674. Shares of Common Stock held by each director and executive officer and persons who owned 5% or more of the Registrant's outstanding Common Stock on that date have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2007 the Registrant had outstanding 16,976,959 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2007 Annual Meeting of Stockholders are incorporated by reference in Part III.

TABLE OF CONTENTS

Form 10-K

PART I

ITEM 1. BUSINESS

We develop and distribute the *Fast ForWord®* family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience based learning principles to improve the fundamental neuro-cognitive skills required to read and learn. Our products are marketed primarily to K-12 schools in the United States. While we recommend our products as a reading intervention solution for struggling, at-risk, and special education students, schools successfully use Fast ForWord products for students with a wide range of abilities and accomplishments to improve their academic performance.

The ability to read effectively is essential for success in school and in life. Federal education policy has long emphasized the importance of reading; the No Child Left Behind Act of 2002 calls for all students to read at grade level by 2014. Yet, according to the National Assessment of Educational Progress conducted by the U.S. Department of Education, in 2005 36% of fourth graders in the U.S. had below basic reading scores and 69% were not proficient in reading at grade level. Among students eligible for free or reduced-price lunches, the NAEP found that 84% of fourth graders were not proficient in reading at grade level. According to the NAEP, between 1992 and 2005, there was no statistically significant change in the proportion of fourth graders reading below the basic level, despite a national focus on reading and significant and increased federal funding.

Since our inception, learners have used almost 840,000 *Fast ForWord* products and approximately 4,500 schools have purchased at least $10,000 of our Fast ForWord product licenses and services.

The *Fast ForWord* family of products is distinguished by its basis in independent and peer-reviewed scientific research, specifically in neuroscience. The understanding that the organization of the brain can be modified throughout life through experience – the concept of brain plasticity –led us to create a novel approach to learning. This approach focuses on increasing learning capacity by improving basic cognitive skills through the rigorous and systematic application of neuroscience principles. Our approach uses computer technology because it affords the only practical way to effectively and consistently deliver individualized training to a large number of students simultaneously.

Our *Fast ForWord* family includes 11 major software products that share this common neuroscience approach, implemented in a variety of reading intervention contexts - early literacy development, foundational language skills, linking spoken language and print, reading skills from grade levels K through 5 and adolescent intervention.

Our focus on science continues in our emphasis on generating rigorous proof that our products produce substantial improvements for different types of struggling readers in a variety of settings. Through 2006, almost 120 research studies with more than 49,000 aggregate participants demonstrate the academic gains achieved through the *Fast ForWord* products. These studies show gains for students at all K-12 grade levels, and for at-risk students, special education students, English language learners, Title 1 students, and a variety of other demographic groups. Gains have been demonstrated throughout the US and in six other countries. Studies show that these gains endure over time.

To assist educators in getting the best results from their *Fast ForWord* implementations, we offer a web-delivered data analysis and reporting tool that uses sophisticated algorithms to provide diagnostic and prescriptive information and intervention strategies and allows educators to track student progress and move students appropriately through the product sequence. To achieve the best results with our products, it is important that educators adhere to our protocols for product use. To support and encourage these best practices in the use of our products, we provide a variety of on-site, Web-based and telephone-based services and support.

STRATEGY

Our strategic goal is to become broadly accepted by educators as a solution that dramatically improves and sustains achievement patterns to meet the needs of struggling learners in all grade levels, pre-K-12

Our business model projects sales and revenue growth between 20% and 30% per year.* To achieve that growth, our strategy focuses primarily on selling more *Fast ForWord* products and services to additional US school districts and to additional schools in districts in which some schools already use our products. In addition, we plan to continue to expand our international effort, with an increased focus on the rapidly growing economies in Asia.*

Critical elements of our strategy include:

- Broadening educator awareness of our *Fast ForWord* products, their impact on reading and learning, and the research behind them through a variety of marketing techniques, including an increased number of brain science events that we sponsor or co-sponsor.* Our brain science events are half-day, full-day, or multi-day events attended by educators to hear about advances in neuroscience and the Fast ForWord family of products.
- Establishing the importance of scientific research as a critical criterion for selecting educational products; highlighting our substantial and unique body of student achievement results; and continuing to expand the amount of research related to our *Fast ForWord* software.*
- Focusing our sales efforts on school districts that are struggling with academic under-achievement, have high levels of funding and are headed by strong leaders.*
- Increasing sales capacity and productivity with additional selling resources, improved sales infrastructure, and additional tools and training programs.* Our goals are to focus our field sales force on the largest and best opportunities, reduce non-selling time and shorten the time it takes for new salespeople to become productive, while reducing the overall cost of making a sale.*
- Expanding and improving our *Fast ForWord* family of products and services, adding an integrated assessment component, increasing product efficacy, providing greater scheduling flexibility and improving ease of use.*
- Expanding post sales support, including implementation services and results monitoring to promote consistent implementation and demonstrable improvement in learning results in a cost-effective manner.*

Although we are pursuing our strategy vigorously, we cannot assure you that we will be able to achieve our strategic objectives.

MARKETS

The Fast ForWord products are available worldwide to educational institutions, speech and language clinics, and learning and tutorial centers. Since our inception through 2006, learners have used approximately 840,000 of our products, an increase of almost 40% over year-end 2005.

UNITED STATES K-12 MARKET

Our sales are concentrated in K-12 public schools in the United States, which in 2006/2007 are estimated to serve approximately 49 million students. In each of the last three years, the US K-12 sector has represented more than 90% of our revenue. Approximately 4,500 schools have purchased at least $10,000 of our *Fast ForWord* product licenses and services, compared to 3,800 at the end of 2005. While our installed base is growing, these 4,500 schools represent a small fraction of the nearly 96,000 public K-12 schools in the US.

We market our *Fast ForWord* products primarily as a reading intervention solution, to be used as an interventional or remedial supplement to existing curriculum materials for struggling, at-risk, English Language Learner ("ELL"), and special education students, at both the elementary and secondary school levels to improve reading and learning. Despite a national focus on reading and increased federal funding to improve reading proficiency and school district accountability, independent evaluations of student performance have demonstrated little improvement in reading results. According to the National Assessment of Educational Progress conducted by the U.S. Department of Education, in 2005, 36% of fourth graders in the U.S. had below basic reading scores and 69% were not proficient in reading at grade level. Among students eligible for free or reduced-price lunches, the NAEP found that 84% of fourth graders were not proficient in reading at grade level. According to the NAEP, between 1992 and 2005, there was no statistically significant change in the proportion of fourth graders performing at the "below basic" level.

Sales of our products are included in the growing supplemental education materials segment of the overall education materials market*. The ninth annual survey of Education Market Research's *Complete K-12 Report* (December, 2006) estimates that:

- The total market for K-12 instructional materials is approaching $15 billion*.
- The supplemental materials segment of that market is $2.2 billion, up from $1.4 billion in the 1998/99 school year.

- Since 1998/99, the supplemental materials market has had an average annual growth rate of 6.8%, exceeding the 5.3% industry growth rate.
- Educational software sales are expected to grow over the long run in the range of 7% to 9%*. Education Market Report's Complete K-12 Newsletter (July 2005) estimated the market for all educational software at approximately $800 million for the 2004 – 2005 school year.

We do not compete in the separate basal materials market (a $3.1 billion market, according to Education Market Research, which consists primarily of textbook programs that include student editions, teacher editions and companion materials to teach particular scope and sequence of a subject area for a span of grades. We also do not compete in the market for formative, summative or clinical assessments, estimated by Education Market Research to be $1.95 billion in 2003, or in the market for school library and reference products.

The educational materials market is expected to continue to grow*, driven by several factors:

- Increasing **enrollment** of preK-12 students, projected by the National Center for Education Statistics of the US Department of Education to grow from 48.9 million students in 2006 to 51 million students in 2015*.
- Performance and educator **accountability** requirements of federal legislation, including the No Child Left Behind Act of 2002, and persistent achievement gaps based primarily on income and ethnicity which are driving the use of and growth of programs addressing the needs of struggling readers.
- Increase in current **expenditures** per student. Current expenditures per pupil in constant 2002–03 dollars increased 21 percent from 1990/1991 to 2002/03. From 2002/03 to 2015/16, current expenditures in constant 2002/03 dollars per pupil are projected to increase 34 percent, to approximately $11,000.*

The pre-K-12 education materials market includes approximately 14,000 public school districts, 96,000 public schools and 29,000 private schools. Purchasing decisions for *Fast ForWord* products are primarily made by district level administrators.

No Child Left Behind

The criteria established by No Child Left Behind federal funding has affected school district purchases. Under the No Child Left Behind Act, the term "scientifically based research" means research that involves the application of rigorous, systematic and objective procedures to obtain reliable and valid knowledge relevant to education activities and programs. It includes research that employs systematic, empirical methods that draw on observation or experiment, involves rigorous data analyses, provides reliable and valid data, uses experimental or quasi-experimental designs, preferably random-assignment experiments, allows for replication or further experimentation and has been peer reviewed or approved.

Our products are based on more than 30 years of neuroscience and cognitive research, and the results that can be achieved through our products are established by research conducted by independent academic researchers and school districts as well our founding scientists and our company. To date, more than 1,200 publications have described the results that can be achieved through *Fast ForWord* products and the academic research on which the products are based. We believe that the research behind our products qualifies as "scientifically-based" and that our products' alignment with the important national priorities outlined in No Child Left Behind assists us in marketing and selling our products*.

The No Child Left Behind Act is scheduled for reauthorization in 2007. Some aspects of No Child Left Behind, in particular the emphasis on testing and the consequences of failing to meet specified achievement criteria, have been controversial. We believe that while there may be some changes to No Child Left Behind, these changes will not decrease the need to improve reading performance, the market for *Fast ForWord* products or the funding supporting the legislation*.

Accountability

Parents and policy makers are exerting greater pressure to hold teachers and administrators accountable for student performance.* School report cards, sanctions for lack of learner improvement, financial incentives, school vouchers, extended day programs, enhanced intervention services, professional development for teachers, and supplementary educational services alternatives are some of the techniques used by states and the federal government to increase local educator accountability and student performance. The *Fast ForWord* products help schools respond to these accountability pressures in a variety of ways, including:

- *Fast ForWord* products can improve academic achievement in students for whom other approaches have failed.
- *Fast ForWord* products can be used to increase the scores of children who are "on the bubble" (just below a desired score on an achievement test).
- Educators can use Progress Tracker to track the progress of students by demographic group, responding to the requirement to achieve Adequate Yearly Progress for all defined groups.

Funding Sources

Funding for educational materials comes from a variety of federal, state and local sources. According to the U.S. Census Bureau, in school year 2003/2004, 47% of district funding was from state sources; 44% from local sources and 9% from federal sources. The federal government spent $25 billion on elementary and secondary schools in 2005, up from $15 billion in 2000. Some funding sources are allocated for specific uses, such as improving reading performance, depending on the policy objectives of the funding source.

Federal funds are a critical resource to help school districts address the needs of the most challenged learners. The primary federal support for education dates back to 1965 with the introduction of the Elementary and Secondary Education Act. We believe that a significant proportion of our sales are funded by two key federal sources that support struggling readers. Title One supplements funding for schools with low income students; IDEA (Individuals with Disabilities Education Act) provides funding for special education students. These programs are projected to total $24.4 billion for fiscal year 2008 compared to $15.1 billion in 2001, an increase of 62%*.

OTHER MARKETS

In addition to selling to K-12 schools, we also sell to and through private practice professionals, learning centers, hospitals and clinics. These speech and language and other professionals recommend the use of our products to appropriate clients and then supervise the use of the software, often in connection with their other services. In 2006, approximately 450 non-school professionals and entities in the United States and Canada used our products. Our business in this sector has declined since 1999, both in absolute dollars and as a percentage of our business, because of the size of this segment, product use practices, and our primary focus on the large K-12 market. These professionals nevertheless remain significant to us. Private practice professionals were our first market, and many have extensive knowledge about our products and their use that can be valuable for us and for all of our customers. These professionals sometimes provide contract services to schools and from time to time recommend Fast ForWord products for students in those schools.

Sales to countries other than the United States and Canada are a small but fast-growing part of our business. We are developing a network of value added resellers to serve these markets. In 2006, international participants used approximately 4,000 of our products, up from 2,700 in 2005. During 2006, Fast ForWord products were licensed to customers in 29 countries, up from 17 in 2005. At the end of 2006, we were represented by 21 value-added resellers, up from 15 at year end 2005. Research studies of the results of Fast ForWord users in Germany, Singapore, India, the United Kingdom and Australia have demonstrated the efficacy of the products. International revenues represented approximately 1% of our total revenues in 2006.

Our strategy for international markets has been conservative, so that we do not divert resources from our US K-12 market, but the potential opportunity is significant*. Outside the US and Canada, our products are used in three primary applications: in tutoring and learning centers to strengthen academic skills, by clinical professionals with relatively impaired children, and to assist in the acquisition of English as a second language. English has become the second language of choice in most countries, with approximately 340 million people speaking English worldwide. About one-fourth to one-third of the population worldwide now understand and speak English to some degree, and English is the international language of business, travel, and diplomacy. While the Fast ForWord products do not provide all the components necessary to teach English to non-native speakers, they have been demonstrated to be extremely effective in assisting in English language instruction, through building the necessary underlying cognitive, acoustic processing, phonological and other skills needed to learn and speak English fluently.

We continue to explore and evaluate other potential markets where Fast ForWord can help struggling learners, including correctional institutions and tutoring centers.

PRODUCTS

Our *Fast ForWord* family of products consists of award-winning software that combines neuroscience, cognitive science and computer technology to change the neurological patterns in students' brains. Our products build learning capacity by systematically and rigorously applying proven neuroscience principles to develop the neuro-cognitive skills required to read and learn effectively, using exercises based on language and reading skills. The results from our products are fast, effective and enduring; results have been demonstrated through brain imaging studies, changes in achievement on standardized reading tests and more than 25 high-quality efficacy studies.

COGNITIVE SKILLS DEVELOPMENT

Reading and learning require a variety of foundational cognitive skills, all functioning together. The *Fast ForWord* products build learning capacity by developing the prerequisite skills that enable students to take greater advantage of their reading and other academic instruction and improve their reading proficiency. *Fast ForWord* products do this by building these cognitive skills, including memory, attention, processing and sequencing. In our marketing presentations, we refer to these skills as the Learning MAPs.

Memory. Working memory is the aspect of memory that allows one to keep information available while thinking about meanings and relationships, and is used in sentence and paragraph comprehension, remembering instructions and reasoning. The *Fast ForWord* exercises systematically vary the amount of information that must be retained to successfully complete the exercise task, using individually adaptive methods to gradually expand the working memory demands of the task.

Attention. Attention is the ability to focus on tasks and ignore distractions. Every exercise in our product family requires selective and focused attention in order to advance. Specific vigilance tasks require sustained attention over progressively longer time frames, building the attentional skills needed in all reading and learning.

Processing. Processing means the ability to address information such as images and sounds quickly enough to discriminate their differences. Processing skills are an essential prerequisite for phonemic awareness (the ability to distinguish among and manipulate the smallest sounds in language that can change meaning) and reading. Our exercises build processing rate and accuracy in the skills addressed by the exercises. For example, exercises in our *Fast ForWord* Language to Reading and Literacy Advanced products focus on the accuracy and rate of processing for letter-sound correspondence, leading to the automaticity in those skills needed for reading.

Sequencing. Sequencing refers to the ability to quickly and accurately determine the identity of specific stimuli and the order in which the stimuli occur. This ability is supported by both working and longer-term memory, attention, and processing. Sequencing of auditory, language and written information is critical for the accurate understanding of meaning. The *Fast ForWord* exercises systematically and individually adapt the complexity of the sequencing tasks needed to develop phonemic awareness, word fluency, oral and reading comprehension, and other critical cognitive operations.

NEUROSCIENCE BASED LEARNING PRINCIPLES

The *Fast ForWord* products apply learning principles that have been established through neuroscience and cognitive research as being critical to learning new tasks and establishing rapid change in brain function: frequency and intensity, adaptivity, simultaneous development, and timely motivation. In our marketing, we refer to our application of these principles as *F.A.S.T. Power Learning.*™

Frequency and intensity: The cortex of the human brain contains millions of neurons arranged in regions that represent our sensory systems, control our motor systems and provide for higher-order associative interactions. These regions contain networks of neurons that connect within and between regions. These functional networks develop and maintain their connections through a process that is driven by neural activity. The stronger the neural activity, the stronger the network becomes. As a result, completing a series of learning tasks in frequent, intense sessions is needed to make the changes in brain functioning that enhance learning. Our product use protocols call for customers to use the products five days a week, between 30 and 100 minutes (depending on the product) per day, providing the frequency and intensity needed. The *Fast ForWord* products also contain substantially more learning activities per 50 minute session than do other computer-based reading intervention products, providing more intense neural activity and therefore greater effectiveness.

Adaptivity: The mechanisms of brain plasticity are best engaged in learning a new task when new populations or new areas of neurons are engaged. Continually adjusting the learning tasks to become progressively more difficult provides better cortical activation for learning. The *Fast ForWord* products use sophisticated algorithms to analyze student learning data using a complex set of rules. These algorithms regulate the products' speech modification rules and otherwise adjust content exposure to advance the individual student through the products at a rate specifically tailored to that student. The products adjust content exposure in a variety of ways. For example, many of the exercises automatically adjust the specific content presented to the student so that the student can make correct responses approximately 80% of the time for each discrete skill. This adjustment is designed to keep cortical activation up and to keep the exercises challenging and engaging, while allowing the student to experience a feeling of accomplishment and to avoid the frequent failure that can discourage a student's learning.

Simultaneous Development: Complex behaviors require the coincident and sequential engagement of multiple cortical systems. The Fast ForWord products simultaneously develop both major and supporting cognitive skills for enduring learning improvements. While each exercise is designed to develop underlying cognitive skills such as memory, attention, processing and sequencing, it also focuses on a specific set of reading or language tasks.

Timely Motivation: A critical factor in strengthening neural connections, and therefore maximizing critical learning changes, is the input from the neuromodulatory reward systems that are activated by meaningful consequences of behavior. These reward systems need to be activated within tens of milliseconds of the neural synaptic activity to maximize the potential for synaptic strengthening. In the *Fast ForWord* exercises, learners are rewarded for a correct answer quickly, within this critical time frame, and on their first attempt only, in order to drive learning behavior. To keep students active and engaged, the products also feature a bonus point system and the delivery of special animations that signify milestones as students progress.

PRODUCTS IN THE FAST FORWORD FAMILY

Since 1997, when we introduced the first *Fast ForWord* product, our product family has expanded to 11 major software offerings. During 2006, our *Fast ForWord* family of products accounted for 73% of revenue. The software products function with a wide variety of hardware and software configurations and are designed to work with the computer technology widely available in schools.

Product	Description
Language Series Products	
Fast ForWord Language Basics	*Fast ForWord* Language Basics targets early literacy development, building visual attention, auditory discrimination and sustained auditory attention, using exercises that improve sound sequencing skills, fine motor skills, hand-eye coordination, pattern recognition and color and shape identification.
Fast ForWord Language	Our first product, *Fast ForWord* Language builds learning capacity using exercises that specifically focus on oral language comprehension and listening, including phonological awareness (the understanding that words are composed of sounds and the ability to identify and manipulate the sounds of language), listening accuracy and comprehension, working memory, and familiarity with language structures. The Fast ForWord Language product uses acoustically modified speech, which stretches and emphasizes particular sounds in an adaptive manner, to help children learn to quickly isolate and recognize individual speech sounds, an underlying skill critical to reading.
Fast ForWord Language to Reading	*Fast ForWord* Language to Reading software builds learning capacity through improving cognitive skills while helping students make the link between spoken and written language, using exercises that focus on listening comprehension, sound-letter recognition, phonological awareness, beginning word recognition and English language conventions.
Fast ForWord to Literacy	The *Fast ForWord* to Literacy product is specifically designed for adolescents and adults who lack reading proficiency. Its content and exercises are similar to those in the *Fast ForWord* Language product, but have been adapted to maximize impact for adolescents and English language learners based on actual learning results from those groups. Using graphics, characters and themes appealing to adolescents, the product progressively increases the demand on cognitive skills. This product replaces our earlier *Fast ForWord* Middle & High product.
Fast ForWord to Literacy Advanced	*Fast ForWord* to Literacy Advanced software includes content and exercises similar to those in the *Fast ForWord* Language to Reading software. Like the Literacy product, the content has been tuned to maximize impact using actual learning results, and the user interface is designed to appeal to adolescents. The product includes age-targeted exercises that emphasize phonemic awareness, decoding, word recognition, sequential and inferential comprehension and the ability to sequence multi-step instructions.
Reading Series Products	
The *Fast ForWord* to Reading series of products builds learning capacity through developing cognitive skills using exercises focused on critical reading abilities. The Reading Series exercises focus on phonemic awareness, phonics and decoding, spelling, vocabulary, fluency and comprehension. The content of each product is correlated to the reading standards for the end of the grade level indicated by the product number. (Reading Prep is correlated to kindergarten.) However, the increasingly demanding cognitive complexity of the products can take the learner well beyond that grade level.	
Fast ForWord to Reading Prep	The *Fast ForWord* to Reading Prep product builds learning capacity through exercises that prepare the student for reading, focusing on phonemic identification, categorization and blending, letter names, sound and letter correspondence, rapid letter/word recognition, and oral vocabulary.
Fast ForWord to Reading 1	The *Fast ForWord* to Reading 1 product builds learning capacity while introducing familiarity with print. The exercises emphasize sound-letter correspondence, rapid letter-word comprehension, high-frequency words and beginning print comprehension.

Fast ForWord to Reading 2	*Fast ForWord* to Reading 2 software builds learning capacity through exercises that build a spectrum of reading skills, focusing on comprehension at the sentence and paragraph level, vocabulary, spelling, punctuation and capitalization. The product continues work in phonics and decoding and introduces morphological structures such as prefixes and suffixes. Morphology relates to the use of words, letters, and letter combinations that change the meaning of a word.
Fast ForWord to Reading 3	The *Fast ForWord* to Reading 3 product builds learning capacity by continuing to improve cognitive skills through exercises that focus on increasing fluency. The exercises focus on semantic, syntactic, phonological and morphological categories, phonics, spelling and comprehension. Sentences in the exercise incorporate a high level of syntactic complexity. Syntax relates to how grammatical markers and words are combined to make meaningful sentences.
Fast ForWord to Reading 4	*Fast ForWord* to Reading 4 software builds learning capacity by improving cognitive skills in the context of a focus on text interpretation. The exercises focus on comprehension and vocabulary, and build word skills relating to compound works, prefixes and homophones.
Fast ForWord to Reading 5	The *Fast ForWord* to Reading 5 product builds learning capacity by improving cognitive skills while strengthening advanced comprehension strategies. The exercises carry a significant working memory load, as they build vocabulary, improve critical thinking and abstract reasoning, improve composition skills, and focus on accuracy, fluency and comprehension.
Internet Based Tools	
Progress Tracker	Progress Tracker, our Internet-based data analysis and reporting tool, analyzes student learning results to provide diagnostic and prescriptive intervention information and allows educators to track and report their students' learning progress. It also provides information aligning the *Fast ForWord* products to basal reading programs and correlating the products to state standards. Progress Tracker generates status flags using sophisticated algorithms to analyze student learning data with a complex set of rules partially based on past data patterns. These status flags alert the educator when intervention is necessary for a student, and suggest to the educator when to move the student to a lower or higher level product or to complete product use. Progress Tracker provides detailed reports at the student, classroom, school, and district level, and can be reported by subgroup, providing a tool for educators to analyze their progress towards the Annual Yearly Progress requirements mandated by NCLB. Customers can configure the system to send automatic emails to parents, teachers, administrators or others to provide easy periodic updates. Progress Tracker also provides the ability to collect behavioral survey data from teachers and parents prior to and after product use.

PRODUCT EFFECTIVENESS

Research by our school district customers, independent academics and our own scientists has demonstrated that *Fast ForWord* products improve language and reading skills across a broad spectrum of demographic groups, and we continue to accumulate outcomes data from students in classrooms across the country. To date, more than 1,200 publications, including peer-reviewed articles in scientific journals, book chapters, and technical papers, have described the results that can be achieved through *Fast ForWord* products and/or the academic research on which the products are based. Through 2006, almost 120 research studies with more than 49,000 aggregate participants demonstrate the academic gains achieved through the *Fast ForWord* products. Published studies show outcomes from more than 350 learning organizations.

As of January 31, 2007, research substantiating the outcomes that can be achieved through using the *Fast ForWord* products includes:

By Region	By Type of Skill	By Type of Students	Other
Northeast (30 reports)	**Reading Skills** (102 reports)	**At-Risk Learners** (15 reports)	**State Assessments** (33 reports)
Connecticut	Phoneme awareness	Oral language	BLT DIBELS, DRP
Delaware	Reading comprehension	Phonemic awareness	DSTP
Maryland	Vocabulary	30-minute protocol	EOG FCAT
Massachusetts	Fluency		ISAT MCT
New Jersey	Listening comprehension		MSA OAT
New York			SAT-9 TAAS
Pennsylvania			TCAP Terra Nova
Rhode Island			OPT TPRI
Virginia			
Southeast (18 reports)	**Language Skills** (32 reports)	**Title 1 Schools** (27 reports)	Scientific journal articles
Alabama	Language arts	Reading Achievement	White papers
Arkansas	Oral language	Elementary	Technical papers
Florida		Middle School	Books & book chapters
Georgia		Secondary School	Conference presentations
Louisiana			
Mississippi			
North Carolina			
Tennessee			
Midwest (21 reports)	**Cognitive Skills** (11 reports)	**English Language Learners** (7 reports)	
Illinois	Memory	Oral language	
Kentucky	Attention	Phonemic awareness	
Michigan	Processing	Academic achievement	
Minnesota	Sequencing	Reading comprehension	
Missouri		Reading achievement	
Ohio		Vocabulary	
South Dakota			
Wisconsin			
Great West (39 reports)	**Longitudinal Studies** (4 reports)	**Special Education** (20 Reports)	
Alaska	Reading achievement	Dyslexia	
Arizona	Academic achievement	Autism/PDD	
Arkansas	Vocabulary	ADHD	
California			
Idaho			
Montana			
New Mexico			
Oklahoma			
Texas			
Washington			
Wyoming			
International Studies (7 Reports)		**Other Populations** (11 reports)	
Germany		Gifted & talented	
Singapore		Native Americans	
Australia		Young adults	
United Kingdom		Adjudicated youth	
India			
Canada			

Highlights of this research include:

- More than 25 studies involving more than 12,000 children have demonstrated *Fast ForWord* efficacy using well-controlled study conditions and reliable and valid performance measures, including studies that use randomized control groups.
- The What Works Clearinghouse of the US Department of Education evaluated our *Fast ForWord* Language product and found that it had a "potentially positive" impact on the English language skills of English Language Learners (ELL). At year-end 2006, the "potentially positive" rating was the highest rating given to an intervention for English language learners. The study reviewed by the Clearinghouse included students from kindergarten through fifth grade and showed an average improvement index of +31 on a scale of +/- 50. The What Works Clearinghouse was established in 2002 by the US Department of Education's Institute of Education Sciences to provide educators, policymakers, researchers and the public with a central and trusted source of scientific evidence of what works in education. Our study of ELL students met the Clearinghouse's highest evaluation criteria for studies.
- The underlying basis for these achievement gains is demonstrated by a Stanford University study published in 2003 in the *Proceedings of the National Academy of Sciences.* This study confirmed that after using the *Fast ForWord* Language product, students on average experienced significant changes in brain activation patterns as shown by functional magnetic resonance imaging. On average, the *Fast ForWord* participants also showed significant gains on measures of language and reading performance.

More information on these and other studies can be found on our website at www.scilearn.com.

IMPLEMENTATION

We market the *Fast ForWord* products primarily as an intervention solution, and our customers most frequently use the products with students who are struggling. However, some customers use the *Fast ForWord* software with all of their students. We recommend that students start with either the *Fast ForWord* Language or the *Fast ForWord* to Literacy product, progress then to the *Fast ForWord* Language to Reading or *Fast ForWord* to Literacy Advanced products, and then to an appropriate *Fast ForWord* to Reading product. We suggest that students use two *Fast ForWord* products per year.

Neuroscience teaches us that to facilitate the brain changes that lead to enhanced learning, the student needs to complete a set of learning tasks in a frequent, intense timeframe. To provide that intensity and frequency, we have established product use protocols that call for customers to use the products five days a week, between 30 and 100 minutes (depending on the product) per day, for a period of generally between four and twelve weeks (depending on the student and the product). It can be challenging for educators to dedicate that much time to *Fast ForWord* use out of a limited and already crowded school day. *Fast ForWord* implementation also competes with other software applications for the limited number of school computers. To address this challenge, we are in the process of developing and researching 30-minute per day protocols for all of our products. In developing these protocols, we are using actual student learner results from our database to improve the efficiency and productiveness of each minute of product use. We plan to complete the research on these protocols in 2007 and, if the tests demonstrate that the 30-minute protocols are effective, to launch the new protocols late in 2007.

Our products are most frequently used in a computer lab setting, either a lab entirely devoted to *Fast ForWord* product use or a lab shared with other applications. A lab setting is likely to provide the appropriate kind of quiet focused atmosphere that is best for *Fast ForWord* use. Some customers have effectively used the products, especially the Reading series products, in regular classrooms. We expect that the 30 minute protocols that we are developing will facilitate use in regular classrooms.

We encourage our customers to use the products with as many students as their scheduling and computer resources permit. In 2006, our customers with full site licenses to the Gateway Edition products averaged 98 students per school using the products, up from 92 in 2005.

LICENSE TERMS

We license our products in a variety of configurations to meet the customer's needs. Schools typically purchase site or workstation licenses, which are available either as a perpetual license or for a limited term. The license package typically contains at least two of our Language series products and varying quantities of our Reading series products.

Most customers also purchase implementation services, which we believe are important to encourage successful use of the products. Our approximate license package list prices range from approximately $10,000 to $85,000 per site, depending on the number of products, the number of workstations, the duration of the license and the volume purchased.

Products licensed for administration by private practice professionals are generally purchased on a per product per student basis. Our Language and Reading series products presently list for between $500 and $900 per product per student. The private practice professional charges separately for his or her services. Hospitals, clinics and learning centers purchase both per-product per-student licenses and site or workstation licenses, depending on their size and needs.

FAST FORWORD TO LEARNING SERVICES AND SUPPORT

We believe that the training and implementation support provided by our service personnel is important to achieving appropriate product use in schools, where a limited school day and competing priorities makes it challenging for educators to devote the time and resources needed for a solid *Fast ForWord* implementation. The *Fast ForWord* products employ science and research unfamiliar to many educators, and understanding these principles is key to successful and sustained implementations. Our service professionals are highly trained and skilled at building the necessary knowledge and best practices. In 2006, services, support and Progress Tracker accounted for 27% of revenue, compared to 25% in 2005 and 26% in 2004. At the end of 2006, our service and support organization included 53 employees supplemented by 44 independent contractors who provide on-site customer training, project management, consulting and technical services.

SERVICES

To facilitate effective implementation, we offer on-site product training, technical installation, implementation management, consulting, and professional development services. To help our customers obtain the best possible student achievement results, our product training and professional development sessions provide an extensive hands-on introduction to our products, "best practices" implementation strategies, and an introduction to the science behind our products. We also offer implementation management services, which provide administrators a detailed overview of the Fast ForWord implementation at each of their schools, and consulting on data analysis and interpretation, intervention and motivation strategies, connecting with classroom teachers and other topics of interest to the customer.

We host national and regional Circle of Learning user conferences and a spectrum of forums, workshops, and seminars for customers and prospective customers. At these gatherings, speakers provide information on advances in neuroscience and learning, and current customers offer actual case studies on how Fast ForWord products impact student achievement. These sessions provide Fast ForWord users with opportunities to network and develop informal support relationships.

SUPPORT

For customers who purchase our support services, we provide progress monitoring, software technical update releases, and extensive telephone, email and web-based support. Our progress monitoring services provide customers on-going remote monitoring of their students' progress by our staff, with periodic out-bound telephone contact tailored to the customer's level of implementation success. Our Customer Connect Website provides extensive implementation and technical resources, together with Web-based seminars. In our annual independent customer surveys, customers using Fast ForWord products gave excellent ratings to the support they received and the professionalism of our support team.

During 2006, we moved our Level 1 support services from the outside vendor that we had used for many years to our own We Care support center located in Tucson, Arizona. We made this change to enhance our service levels, increase the integration between support personnel and our technical organization, and contain costs. At year end 2006, we had completed this important transition and 14 support professionals were supporting customers from our Tucson center.

WARRANTY

We generally provide a warranty that our software products operate substantially as described in the manuals and guides that accompany the software for a period of 90 days. The warranty excludes damage from misuse, accident, and certain other circumstances. To date, we have not experienced any significant warranty expense.

SALES AND MARKETING

We sell to our principal market, K-12 school districts throughout the United States, primarily using a direct sales force. During the past two years, an important part of our strategy has been to increase the size as well as the productivity of our direct sales force. In 2006, our average number of field sales representatives was 42, an increase of approximately 10% over 2005 and 50% over 2004. We plan to continue to increase our field sales force; our goal for the average number of field representatives in 2007 is 53. (We calculate the annual average of field representatives by averaging the number of representatives at the end of each quarter.)

Our field sales personnel typically are experienced professionals with backgrounds in selling technology-based curriculum products to the K-12 market. Most bring strong relationships with educators built over many years. We support our sales representatives with a strong field sales management team with extensive experience in this market and with strategic consultants, who frequently are retired school district superintendents and other senior district administrators, and who have extensive experience and relationships in K-12 education. To reach smaller and rural schools, to a limited extent we also sell our products through school consortiums and regional service centers.

A critical component of our marketing strategy is our brain science events. These are Company sponsored or co-sponsored events that provide us with a significant period of time in which to explain our neuroscience approach and achievement results, and have been particularly effective selling opportunities. We also conduct direct marketing campaigns and participate in selected trade shows. In our marketing, we emphasize the unique characteristics of our solution, our neuroscience research basis, and our proven impact on student achievement. On our scientificlearning.com website, we post results reports documenting the student gains our customers have achieved at schools throughout the U.S.

We sell to clinical professionals, learning centers, hospitals and clinics principally through direct marketing (mail, web and telesales) and conferences (both industry conferences and an annual forum we conduct ourselves).

We are also building a network of independent value-added resellers outside North America. At December 31, 2006, we had relationships with 21 resellers, compared to 15 at year end 2005. While to date booked sales outside North America have not been significant, in 2006 these sales increased 112% from 2005. We are building this channel to capitalize on the growing demand for English fluency around the world.* *Fast ForWord* products offer unique value in quickly "rewiring" the brain for English. We believe the international market has large potential growth opportunities, and we are positioning to take advantage of these in the future.*

COMPETITION

Districts and schools employ a wide variety of learning intervention programs and methods for their struggling students. The market for supplemental and interventional educational products is fragmented and competitive, with no single company or product with a dominant market share. We presently have a small share of the reading intervention supplemental market.

The critical factor for K-12 school districts is the perceived ability of the product to further the district's instructional goals. Attributes that influence the district's assessment of this factor include the ability to deliver measurable improvements in student achievement, cost, reputation, existing relationships with customers, completeness of the product offering, ability to provide effective and efficient product implementation, and ability to work with the other components of the school curriculum. We believe that generally we compete favorably on the basis of these factors.

Our patented products are highly differentiated by their neuroscience basis and their focus on the development of learning capacity through improving cognitive skills. While we therefore have little direct competition, we do compete vigorously for available funding against other companies offering educational software and other language and reading programs, as well as with providers of traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than us, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although the traditional approaches to language and reading are fundamentally different from the approach we take, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

PRODUCT DEVELOPMENT; NEW PRODUCTS

The markets in which we compete are characterized by frequent product introductions and evolving educational standards and approaches. Our future success will depend in part on our ability to continue to enhance and update our existing products or to develop and successfully introduce new products.

Our research and development expenses were approximately $4.1 million, $3.9 million, and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, 22 of our employees were engaged in research and development activities, which include both product development and outcomes research.

DEVELOPMENT STRATEGY

Over the past several years, our development efforts have focused on broadening our product solution and making our products more effective and easier to use in the school environment. Since introducing the first *Fast ForWord* product, we have broadened our product line to include 11 neuroscience-based intervention products, and a robust suite of Internet-based information tools and introduced a major new architecture for our major products.

Major Product Introductions	
Product	Launch Year
Fast ForWord Language	1997
Fast ForWord Language to Reading	1998
Away We Go! product family (predecessors to *Fast ForWord* Language Basics and *Fast ForWord* to Reading Prep)	1999
Fast ForWord Middle and High School (predecessor to *Fast ForWord* to Literacy)	1999
Fast ForWord to Reading 3 (originally *Fast ForWord* Reading)	2000
Progress Tracker	2001
Fast ForWord Gateway Edition (new architecture of our major products that improved ease of use, added additional student content and provided additional Internet based capabilities)	2003
Fast ForWord to Reading 4	2003
Fast ForWord to Reading 1	2004
Fast ForWord to Reading 2	2004
Fast ForWord Language Basics	2005
Fast ForWord to Reading Prep	2005
Fast ForWord to Reading 5	2005
Fast ForWord to Literacy	2006
Fast ForWord to Literacy Advanced	2006

Our products rely on market-tested technology and uniform platforms and are developed in a shared authoring environment, so that customers can easily broaden their Fast ForWord implementations, as well as move students easily among our products.

A critical component of our process for enhancing our products and developing new products is our analysis of the data uploaded to us through our Progress Tracker tool. This data is a unique and valuable resource. Analyzing the patterns among groups of participants allows us to understand, in detail, how students generally progress, where students have difficulty, where intervention might be appropriate, and how these patterns differ by demographic group. We can also identify trends in product use and efficacy that can help us develop product improvements for specific sub-groups of learners.

PRODUCT ENHANCEMENTS AND NEW PRODUCTS

Reading Progress Indicator

In 2007, we plan to introduce the Reading Progress Indicator assessment as a new component in our Progress Tracker data system offering.* Reading Progress Indicator is designed to provide customers with a rapid and convenient way to measure students' reading skills before and after Fast ForWord product use. The Reading Progress Indicator assessment is being developed with and licensed from an independent third party, Bookette Software Company.

Reading Progress Indicator is designed to be a reliable and validated assessment of a student's reading skills that is correlated to nationally recognized normed assessments.* Reading Progress Indicator will show an overall reading score in the form of grade equivalents, normal curve equivalents (NCEs) and percentiles.* When a customer has licensed Progress Tracker with Reading Progress Indicator, the assessment will be launched for each student when the student begins and completes use of the *Fast ForWord* product.* The assessment will include two forms for each of four grade level tests.*

Product Enhancements
During 2007, much of our development resources will be devoted to three major product enhancement projects*:

- 30 Minute Protocols – The protocol for most of our products calls for students to use the products five days a week, between 50 and 100 minutes per day, for a period of generally between four and twelve weeks. Devoting that much time and that many computer resources to *Fast ForWord* use can be difficult for educators. To address this challenge, we are in the process of developing and researching 30-minute per day protocols for all of our major products. In developing these protocols, we are using actual student learner results from our database to improve the efficiency and productiveness of each minute of product use. We plan to complete the tests of these protocols in 2007 and, if the research demonstrates that 30-minute protocols are effective, to launch the new protocols late in 2007 *
- Updated Technology – We are in the process of updating our products using a new development platform, which will allow us to make our user interfaces more appealing to students, permit better integration between our products and newer operating systems, and give us the capability of delivering our products over a web portal. Our two newest products, *Fast ForWord* to Literacy and Literacy Advanced were created using the Flash authoring environment for multi-media applications, and we have begun the process of converting all of our major products to Flash. Our plan is to complete the conversion for all our major products by the end of 2008.*
- Major new editions of *Fast ForWord* Language and Language to Reading. We have also begun major new editions of our two oldest products, *Fast ForWord* Language and Language to Reading. In this process, we are mining our student results database to find adjustments that will increase the efficiency and effectiveness of the products, updating the graphical interface and converting the authoring environment to Flash. We expect to launch these new editions in 2008.*

New Products

We continue to evaluate potential new applications for our neuroscience-based technology, and have identified a number of potential development areas, including but not limited to the possibility of developing a neuroscience based product focused on building the additional cognitive skills crucial for success in mathematics. While studies have shown that the current *Fast ForWord* products improve the math performance of learners by developing the foundational skills of memory, attention processing and sequencing, there are other cognitive skills also critical to match proficiency. We are in the early stages of evaluating these potential product areas and have not reached any decision with respect to whether to proceed in a particular area.

Unexpected challenges could make these and other potential development projects longer or more expensive than planned. In addition, new technology products usually contain bugs that are not discovered in the testing process, and tend to be more challenging to implement when they are first introduced, especially in the diverse and challenging K-12 technology environment. We cannot guarantee that we will meet our intended introduction schedule for future products, or that future products will be free of technical issues or that they will be well received in the market.

INTELLECTUAL PROPERTY

Our intellectual property strategy addresses both product technology and product concepts. Our policy is to protect our proprietary rights in our products and technology through a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures, and contractual provisions.

At December 31, 2006, we held the rights to 79 issued patents and 31 pending applications. These include 55 issued U.S. patents and 20 pending U.S. applications that we own. We also held seven issued patents from other countries and had nine applications pending abroad. We were the exclusive licensee under 11 issued U.S. patents, six issued foreign patents, and two pending foreign patent applications. The U.S. patents expire between 2014 and 2019.

We also have thirteen U.S. trademark registrations, including registrations for marks including "Fast ForWord," our most important trademark.

The 19 patents and applications that we license are owned by the Regents of the University of California and Rutgers, the State University of New Jersey, and relate to the basic speech and sound modification and adaptive technology developed at those institutions. In 2006, approximately 76% of our product booked sales was derived from selling products that use the licensed inventions. This license is exclusive and extends for the life of the University patents, which expire in 2014. If we were to lose our rights under this license, it would materially harm our business. This license requires payment of royalties based upon cumulative net booked sales of our products, subject to certain minimum royalty amounts. In 2006 and each year thereafter, the minimum royalty payment is $150,000. In 2006, 2005 and 2004, we had approximately $894,000, $1,082,000, and $746,000, respectively in royalty expense under the license.

POSIT SCIENCE CORPORATION

In September 2003, we transferred certain of our technology to Posit Science Corporation ("Posit Science") (formerly named Neuroscience Solutions Corporation) for use in the healthcare field. The transaction included a license of the patents we own and certain software we developed, a sublicense of the patents we license from the universities, and the sale of some research-related assets. All of the rights licensed to Posit Science are limited to a specified healthcare field and most of the licenses are exclusive in that field. For these rights, Posit Science paid us a one-time initial fee, issued us shares in Posit Science and has an ongoing royalty obligation. Posit Science has also agreed to cross-license any patents issues to Posit Science. We retain all rights to our technology outside of the specified healthcare field.

The initial focus of Posit Science is enhancing cognitive abilities as people age and combating age-related cognitive decline. Posit Science distributes its programs through senior retirement communities, senior centers, libraries, authorized providers and its website. Humana®, the national health insurer, also provides the Posit Science Brain Fitness Program™ to its Medicare members.

Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of the Company, is also a founder, director, significant shareholder and officer of Posit Science.

SEASONALITY

Our quarterly booked sales and revenue fluctuate seasonally, reflecting a number of factors including school purchasing practices, budget cycles and instructional periods. Historically, our booked sales have been lowest in the first quarter of the year and highest in the second quarter of the year.

BACKLOG

Our deferred revenue was approximately $19.2 million and $17 million at December 31, 2006 and 2005, respectively. These deferred revenues are primarily composed of the portion of multi-year sales, term-based sales, support and Progress Tracker sales not yet recognized as revenue, and professional development and technical services that have not yet been performed. Approximately $14.8 million of our deferred revenue as of December 31, 2006 is expected to be recognized prior to December 31, 2007.

ADDITIONAL INFORMATION

As of December 31, 2006, we had 195 full-time and three part-time employees. We believe our relations with employees are good. None of our employees is represented by a union or subject to collective bargaining agreements.

We maintain three websites:

- Scientificlearning.com provides information about our company and our products and services, including reports detailing our products' impact on student achievement.
- Brainconnection.com provides practical, easily understandable information about how the brain works and how students learn, and links to information about Fast ForWord products that relate to the topics discussed on the site.
- CustomerConnect, our customer support site, requires an active support contract to access, and contains extensive training and implementation resources and technical and instructional support information.

We are a Delaware corporation. We incorporated in 1995 in California under the name Scientific Learning Principles Corporation and reincorporated in 1997 in Delaware under our present name, Scientific Learning Corporation.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but rather are based on current expectations about our business and industry, as well as our beliefs and assumptions. Words such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" and variations and negatives of these words and similar expressions are used to identify forward-looking statements. None of the forward-looking statements, including but not limited to those identified with asterisks(*) in this report is a guarantee of future performance or events, and all are subject to risks, uncertainties and other factors , many of which are beyond our control and some of which we may not even be presently aware. As a result, our future results and other future events or trends may differ materially from those anticipated in our forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the risks and uncertainties discussed in Item 1A, Risk Factors and in Item 7, Management's Discussion and Analysis. We also refer you to the risk factors that are or may be discussed from time to time in our public announcements and our other filings with the SEC, including our future Forms 8-K, 10-Q and 10-K. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect our view only as of the date of this report. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

ITEM 1A. RISK FACTORS

The following factors as well as other information contained in this report should be considered in making any investment decision related to our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline.

To grow our business, we need to increase acceptance of our products among K-12 education purchasers. Failure to do so would materially and adversely impact our revenue, profitability and growth prospects.

We believe that to date most educators who have used *Fast ForWord* products are "early adopters." Early adopters make up a relatively small proportion of our K-12 market, so in order to grow our revenue and profit, we need to increase our reach beyond early adopters to more conservative customers. We believe that our ability to grow acceptance of our products in the conservative K-12 education market will depend largely on the critical factors discussed below.

Our *Fast ForWord* products use an approach that differs from the approaches that schools have traditionally used to address reading problems. In particular, our products work because they increase learning capacity, are based on neuroscience research and focus on the development of cognitive skills. All of these concepts may be unfamiliar to educators. K-12 educational practices are slow to change, and it can be difficult to convince educators of the value of a substantially different approach.

In order to obtain the best student results from using our product, schools must follow a recommended protocol for *Fast ForWord* use, which requires a substantial amount of time out of a limited and already crowded school day. Our recommendation that schools follow a prescribed protocol in using our products may limit the number of schools willing to purchase from us. In addition, if our products are not used in accordance with the protocol, they may not produce the expected student results, which may lead to customer dissatisfaction and decreased revenue.

Our products are generally implemented in a computer lab with a lab coach or teacher rather than in the classroom with the students' regular classroom teachers. To reach a broader group of customers, encourage additional sales from existing customers and improve student achievement results, we need to better engage classroom teachers in the products' implementation, in an effective and efficient manner.

We encourage our customers to purchase significant levels of field service because we believe that these services enable more effective product use and lead to stronger student achievement gains. If we are unable to continue to convince customers to purchase these levels of service, customers may experience more difficulty with their implementations.

If we are unable to convince our market of the value of our significantly different approach and otherwise overcome the challenges identified above, our revenue and growth prospects could be materially and adversely impacted and our profitability could decline.

Our sales cycle tends to be long and somewhat unpredictable, which may result in delayed or lost revenue, which could materially and adversely impact our revenue and net income.

Like other companies in the instructional market, our sales to K-12 schools are affected by school purchasing cycles and procedures, which can be quite bureaucratic. The cost of some of our K-12 license packages requires multiple levels of approval in a political environment, which results in a time-consuming sales cycle that can be difficult to predict. When a district decides to finance its license purchase, the time required to obtain necessary approvals can be extended even further. In addition, sales to schools are subject to budgeting constraints, which may require schools to find available discretionary funds, obtain grants or wait until subsequent budget cycles. As a result, our sales cycle generally takes months, and in some cases, can take a year or longer. Therefore, we may devote significant time and energy to a particular customer sale over the course of many months, and then not make the sale when expected or at all. This can result in lost opportunities that can materially and adversely impact our revenue and net income.

It is difficult to accurately forecast our future financial results. This may cause us to fail to achieve the financial performance anticipated by investors and financial analysts, which could cause the price of our stock to decline.

Our revenue and net income or loss are difficult to predict and may fluctuate substantially from quarter to quarter as a result of many factors, including those discussed below.

A significant proportion of our customers' purchases are made within the last two weeks of each quarter. We therefore have limited visibility on revenue for the quarter until the end of the quarter. If a customer unexpectedly postpones or cancels an expected purchase due to changes in the customer's objectives, priorities, budget or personnel, we may experience an unexpected shortfall that cannot be made up in the quarter. The effect of the concentration of sales at the end of the quarter is compounded by the fact that our various license and service packages have substantially differing revenue recognition periods. Even when the amount and timing of a transaction can be accurately projected, it may be difficult to predict which license package a customer will purchase.

Our quarterly revenue from perpetual licenses became more unpredictable in 2006 than in prior years. Since our December 2004 pricing change, we recognize revenue from most of our perpetual license sales at the time of sale. Before that change, perpetual license revenue was recognized over the related service period. Because of this transition, in 2005 we recognized substantial revenue from perpetual licenses booked in 2003 and 2004, as well as perpetual license sales in 2005. In 2006 a greater proportion of our perpetual license revenue was derived from sales in the current quarter, and we expect that this will persist in 2007.*

In addition, our sales strategy emphasizes district-level, multi-site transactions. The receipt or implementation of a single large order, or conversely its loss or delay, can significantly impact the level of sales booked and revenue recognized in a given quarter.

Our expense levels are based on our expectations of future revenue and are primarily fixed in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which could cause our net income to fluctuate unexpectedly.

Failure to achieve the financial results expected by investors and financial analysts in a given quarter could cause an immediate and significant decline in the trading price of our common stock.

Our historical profitability has been inconsistent, and our profitability levels continue to be uncertain.

We started operations in February 1996 and through 2002 incurred significant operating losses. We first became profitable in 2003, incurred a net loss in 2004, were again profitable in 2005 and had a modest operating loss and modest net income in 2006. At December 31, 2006, we had an accumulated deficit of approximately $77.8 million from inception.

Our strategic and operating goals include increasing our booked sales, revenue and profits. In 2006, our booked sales increased 37% over 2005 levels, when booked sales had fallen approximately 15% from 2004. Our ability to achieve increased booked sales, revenue and profit depends on many factors, including but not limited to market acceptance of our products, availability of funding, customers' prior experience with our products, and general economic conditions, some of which are outside of our control. To meet our targets, we will need to make substantial expenditures. We cannot assure you that we will meet our targets with respect to revenue or operating results.

We rely on studies of student performance results to demonstrate the effectiveness of our products. If the validity of these studies or the conclusions that we draw from them are challenged, our reputation could be harmed and our business prospects and financial results could be materially and adversely affected.

We rely heavily on statistical studies of student results on assessments to demonstrate that our *Fast ForWord* products lead to improved student achievement. Reliance on these studies to support our claims about the effectiveness of our products involves risks, including the following:

- The results of studies depend on schools' appropriately implementing the products and adhering to the product protocol. If a school does not do so, the study may not show that our products produce substantial student improvements.

- Some studies on which we rely may be challenged because the studies use a limited sample size, lack a randomly selected control group, include assistance or participation from the Company or its scientists, or have other design characteristics that are not optimal. These challenges may assert that these studies are not sufficiently rigorous or free from bias, and may lead to criticism of the validity of the studies and the conclusions that we draw from them.

- Schools studying the effectiveness of our products use the product with different types of students and use different assessments, sometimes making it difficult to aggregate or compare results.

Our sales and marketing efforts, as well as our reputation, could be adversely impacted if the studies upon which we rely to demonstrate the effectiveness of our products, or the conclusions we draw from those studies, are seen to be insufficient.

We may experience difficulties in launching new products efficiently, without significant technical issues, and on schedule. This could materially slow revenue or decrease profitability.

We launched two new products in 2006 and we expect to launch additional products in 2007 and future years.* Unexpected challenges could make these development projects longer or more expensive than planned. In addition, new technology products usually contain bugs that are not discovered in the testing process, and tend to be more challenging to implement when they are first introduced, especially in the diverse and challenging K-12 technology environment. Any significant defect or deficiency in our products could cause customers to cancel or delay orders, cause us to incur significant expenses remedying the problem, and harm our reputation.

We are not yet required to comply with Sarbanes-Oxley Section 404. We are presently engaged in a process of evaluating and documenting our internal control over financial reporting with the goal of achieving compliance with the management report requirements at the end of 2007 and the auditor attestation requirements at the end of 2008. The process is very costly and requires significant internal resources. If we are unable to comply with Section 404 when we are required to do so or are unable to conclude that our internal control over financial reporting is effective, such non compliance or ineffective controls could have a materially adverse effect on us.

Under Sarbanes-Oxley Section 404, as implemented by the SEC and PCAOB, we will be required to provide a management report and auditors' attestation and report on our internal control over financial reporting. We have not previously been subject to this requirement. Under current rules and with our current stockholder base and stock price, our deadline for compliance will be December 31, 2007 for the management report requirements and December 31, 2008 for the auditor attestation requirements. The date for compliance with the auditor attestation requirements could be accelerated to December 31, 2007 if we become an "accelerated filer" under the US securities laws as of December 31, 2007. We will not know whether we will become an "accelerated filer" as of December 31, 2007 until June 30, 2007.

Historically, we have understood the importance of internal control over financial reporting, and on an ongoing basis, we evaluate our controls, assess whether we should improve them and when appropriate, implement improvements. In connection with our restatements in 2005, we concluded that we had a material weakness in our internal controls relating to revenue and deferred revenue. To address this material weakness, we hired additional accounting staff and we implemented changes in our processes, procedures and controls relating to revenue and deferred revenue. In connection with the audit of our financial statements for the year ended December 31, 2005, management concluded and the Audit Committee concurred that, at December 31, 2005, we no longer had a material weakness in our internal control over financial reporting. We cannot assure you that, in the course of implementing our processes to achieve compliance with Section 404, we will not detect additional material weaknesses in our internal control over financial reporting.

Claims relating to data collection from our user base may subject us to liabilities and additional expense.

Schools and clinicians that use our products frequently use students' names to register them in our products and enter into our database academic, diagnostic and/or demographic information about the students. In addition, the results of student use of our products are uploaded to our database. We have designed our system to safeguard this personally-identifiable information, but the protection of such information is an area of increasing public concern and significant government regulation, including but not limited to the Children's Online Privacy Protection Act. If our privacy protection measures prove to be ineffective, we could be subject to liability claims for unauthorized access to or misuses of personally-identifiable information stored in our database. We may also face additional expenses to analyze and comply with increasing regulation in this area.

Sales of our products depend on the availability of government funding for public school reading intervention purchases, which is variable and outside the control of both us and our direct customers. If such funding becomes

less available, our public school customers may be unable to purchase our products and services on a scale or at prices that we anticipate, which would materially and adversely impact our revenue and profitability.

US public schools are funded primarily through state and local tax revenues, which are devoted primarily to school building costs, teacher salaries and general operating expenses. Public schools also receive funding from the federal government through a variety of federal programs, many of which target children who are poor and/or are struggling academically. Federal funds typically are restricted to specified uses.

We believe that the funding for a substantial portion of our K-12 sales comes from federal funding, in particular special education and Title 1 funding. The current federal budget deficit and competing federal priorities may impact the availability of federal education funding. A cutback in federal education funding could have a materially adverse impact on our revenue.

State and local school funding can be significantly impacted by fluctuations in tax revenues due to changing economic conditions. We expect that future levels of state and local school spending will continue to be significantly affected by the general economic conditions and outlook. A downturn in the economy that results in a significant reduction in state tax revenues could have a materially adverse impact on our revenue.

The availability of funding for instructional products like ours can also be affected by unpredictable events, such as increases in energy costs or damage due to severe weather. We believe that severe storms and spiking energy costs adversely impacted our sales in 2005. Unpredictable events of similar magnitude could adversely impact our revenue in the future.

We compete for sales with companies that have longer histories and greater resources than we do. We may not be able to compete effectively in the education market.

The market in which we operate is very competitive. While our products are highly differentiated by their neuroscience basis and their focus on building learning capacity and developing cognitive skills, we nevertheless compete vigorously for the funding available to schools. We compete not only against other software-based reading intervention products but also against print and service-based offerings from other companies and against traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than we are, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Encouraged by the No Child Left Behind Act, new competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although traditional approaches to language and reading are fundamentally different from our approach, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to achieve our business goals, which could materially and adversely affect our financial results and share price.

We depend on the performance of Robert Bowen, our Chairman and Chief Executive Officer, and on other senior management, sales, marketing, development, research, educational, finance and other administrative personnel with extensive experience in our industry and with our Company. Mr. Bowen's current employment agreement with the Company expires in June 2008. The loss of key personnel could harm our ability to execute our business strategy, which could adversely affect our financial results and share price. In addition, we believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

Our current liquidity resources may not be sufficient to meet our needs.

We believe that cash flow from operations will be our primary source of funding for our operations during 2007 and the next several years.* In 2006, we generated $4.3 million in cash from operating activities, and we ended the year with $16.4 million in cash and equivalents. In 2005, we used $2.1 million in cash in our operating activities, reflecting the decline in our booked sales from 2004 and higher expenses to support our growth goals.*

In addition, we have a line of credit with Comerica Bank totaling $5.0 million, which expires June 2, 2007. At December 31, 2006 no borrowings were outstanding and we were in compliance with the covenants of that line.

Funding our liquidity needs out of cash flow from operations will require us to achieve certain levels of booked sales and expenses. If we are unable to achieve sufficient levels of cash flow from operations, or are unable to obtain waivers or amendments from Comerica in the event we do not comply with our covenants, we would be required either to obtain debt or equity financing from other sources, or to reduce expenses. Reducing our expenses could adversely affect our operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms, if at all.

If we are unable to adequately protect our intellectual property rights or if we infringe on the rights of others, we could become subject to significant liabilities, need to seek licenses or lose our rights to sell our products.

Our ability to compete effectively depends in part on whether we are able to maintain the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. It is possible that our issued patents will not offer sufficient protection against competitors with similar technology, that our trademarks will be challenged or infringed by competitors, or that our pending patent applications will not result in the issuance of patents. In addition, we could become party to patent or trademark infringement claims, litigation or interference proceedings. These proceedings could result from claims that we are violating the rights of others or may be necessary to enforce our own rights. Any such proceedings would result in substantial expense and significant diversion of management effort. An adverse determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all.

Our most important products are based on licensed inventions owned by two universities. If we were to lose our rights under this license, it would materially harm our business. The licensor may terminate the license if we fail to perform our obligations and do not timely cure the violation. We believe that we are currently in compliance with the license in all material respects.

We generally require the execution of a written licensing agreement, which restricts the use and copying of our software products. However, if unauthorized copying or misuse were to occur to a substantial degree, our sales could be adversely affected.

Our directors and executive officers and their affiliates effectively control the voting power of our company.

At December 31, 2006, Warburg, Pincus Ventures, our largest shareholder, owned approximately 45% of our outstanding stock, Trigran Investments owned approximately 11% of our outstanding stock, and our officers and directors held approximately 16% of the outstanding stock (excluding the Warburg Pincus shares). As a result, these stockholders are able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and may have interests that diverge from those of other stockholders. This concentration of ownership may also delay, prevent or deter a change in control of our company.

Our common stock is thinly traded and its price is volatile.

Our common stock presently trades on the Nasdaq Global Market, and our trading volume is low. For example, during 2006, our average daily trading volume was approximately 6,000 shares. The market price of our common stock has been highly volatile since our July 1999 initial public offering and could continue to be subject to wide fluctuations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 2. PROPERTIES

We lease approximately 30,500 square feet of office space in Oakland, California for our headquarters under a lease that expires in December 2013. The lease includes two five-year options to extend the term of the lease. We also lease approximately 2,500 square feet of office space in Tucson, Arizona for our support center under a lease that expires in

2009. We believe our facilities are sufficient for our operations currently and should be adequate to meet our needs for at least the next two years.*

ITEM 3. LEGAL PROCEEDINGS

On July 15, 2005, SkyTech, Inc. ("SkyTech") filed a complaint against us in the District Court for the State of Minnesota, Fourth Judicial District, alleging claims of fraud, breach of contract, breach of duty of good faith and fair dealing, tortious interference, and indemnity. SkyTech alleged that it entered into an independent sales representative agreement (the "Agreement") with us in October 2002 pursuant to which it has an exclusive right to market our products to the "After School" market. SkyTech further alleged that we prevented SkyTech's performance of the Agreement and that we wrongly terminated the Agreement. SkyTech asserted that it was entitled to an unspecified amount of damages comprised of lost commissions and other damages, attorney's fees, costs and punitive damages. In addition to the SkyTech claims, SkyLearn, L.L.C and HEK, Inc., both of which claimed to be subcontractors of SkyTech, claimed that they suffered damages from our alleged actions with respect to SkyTech. In December 2005, the court granted our motion to dismiss the case and to compel arbitration. The Plaintiffs appealed the ruling. In December 2006, the Minnesota state court of appeals affirmed the trial court's ruling and in February 2007 the Minnesota Supreme Court denied plaintiff's request for review.

In October 2005, we initiated an arbitration proceeding before the American Arbitration Association in San Francisco, California. Our arbitration complaint alleges that SkyTech owes us for training charges that remain unpaid under the Agreement and seeks declaratory relief regarding SkyTech's claims against us. SkyTech has asserted counterclaims against us in the arbitration, repeating the claims made in the Minnesota case and asserting damages of $10 million. This arbitration is presently on hold.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS

The following table sets forth various information concerning our executive officers, as of March 10, 2007:

NAME	AGE	POSITION
Robert C. Bowen	65	Chairman and Chief Executive Officer
Linda L. Carloni	53	Vice President, General Counsel and Secretary
Glenn G. Chapin	51	Vice President, Sales
Jane A. Freeman	53	Sr. Vice President, Chief Financial Officer, and Treasurer
Dr. William M. Jenkins	56	Sr. Vice President, Product Development
Gillian A. McCormack	51	Vice President, Operations

Robert C. Bowen joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive and officer of National Computer Systems, a provider of educational assessment and administrative software and services. His last assignment there, from 1995 to 2001, was as President of NCS Education, a leading provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC, in 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education until joining us. Previously, Mr. Bowen held senior executive positions with other leading education and publishing companies, including seventeen years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

Linda L. Carloni joined the Company as General Counsel in October 1999, became our Secretary in March 2000 and was elected Vice President in June 2000. Before joining us, Ms. Carloni was a founder and Vice President of Alere Medical Incorporated, a healthcare services start-up. Earlier in her career, Ms. Carloni worked in technology transfer for the University of California, was the general counsel of Nellcor Incorporated, a medical device company, and was an associate and a partner at the Cooley Godward law firm. She received her bachelor's degree in political science from Case Western Reserve University and her law degree from Boalt Hall School of Law at the University of California, Berkeley.

Glenn G. Chapin joined the Company as Vice President, Sales in April 2001. Prior to joining the Company, Mr. Chapin served as a Regional Vice President at CompassLearning, an educational technology company starting in 1995. Prior to CompassLearning, Mr. Chapin was a sales executive for NCS where he held positions of increasing responsibility over a 15-year period from serving as the Midwest territory sales representative to Southern Region Sales VP. Mr. Chapin is a graduate of St. John Fischer College in Rochester, New York where he received his Bachelor of Science degree in Business Administration.

Jane A. Freeman joined us as Vice President, Finance and Treasurer in August 1999 and was named Chief Financial Officer in January 2000. She was appointed Senior Vice President in January 2004. She also served as our Vice President Business Development from August 1999 until June 2000. Prior to joining us, Ms. Freeman spent 20 years in the investment business. From 1988 through 1998, she was employed by Rockefeller & Co., a global investment firm, where she led the global asset allocation process, managed the US Small Cap equity product and served on the Management Committee of the firm. She is a director of four mutual funds managed by Harding Loevner, LLP. Ms. Freeman holds a B.A. in mathematics and chemistry and an M.B.A. (with distinction) from Cornell University and a License in Applied Economics from the University of Louvain in Belgium.

Dr. William M. Jenkins was elected Senior Vice President, Product Development in November 2000. Dr. Jenkins is a founder and served as our Vice President, Product Development from June 1997 until November 2000. From March 1996 to June 1997, Dr. Jenkins was our Vice President, Research and Development. From 1990 to 1996, Dr. Jenkins was an Adjunct Associate Professor at the University of California, San Francisco. Dr. Jenkins is the principal developer of our current software products. Dr. Jenkins holds a B.S. in Psychology, an M.A. in Psychobiology and a Ph.D. in Psychobiology from Florida State University, with additional post-doctoral training from UCSF.

Gillian A. McCormack joined us as Vice President, Operations in October 2002. Prior to joining us, Ms. McCormack had served as vice president of professional and technical services for NCS Learn (Pearson Education) beginning in 2000. From 1994 through 2000, she was the vice president of customer support for NovaNET, an E-learning company. Earlier in her career, Ms. McCormack worked in management and field positions at Jostens Learning, an educational software company. Ms. McCormack began her career as an elementary and middle school teacher and was a master of teacher training in Tucson, Arizona. She holds a bachelor of science in elementary education and a bachelor of science in special education and learning disabled K-12 from the University of Arizona.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information. Our common stock currently is, and during all of 2005 and 2006 was, traded on the NASDAQ Global Market under the symbol "SCIL (In 2006, the name of the market was changed from the NASDAQ National Market to the NASDAQ Global Market.)

The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock as reported on the NASDAQ Global Market.

2005	High	Low
First Quarter	$6.11	$5.25
Second Quarter	$6.58	$5.80
Third Quarter	$6.58	$4.97
Fourth Quarter	$5.65	$4.45

2006	High	Low
First Quarter	$5.96	$4.28
Second Quarter	$5.20	$3.91
Third Quarter	$5.25	$3.82
Fourth Quarter	$6.09	$4.44

Holders. As of January 31, 2007, the approximate number of stockholders of record of our common stock was 113.

Dividend Policy. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current Loan and Security Agreement with Comerica Bank provides that we may not pay any dividends other than stock dividends during the term of the Agreement.

Securities Authorized for Issuance under Equity Compensation Plans. For information regarding securities authorized for issuance under equity compensation plans, see Item 12.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities. Not applicable

(b) Not applicable

(c) Not applicable

ITEM 6. SELECTED FINANCIAL DATA

In thousands, except per share amounts

Selected Financial Data

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data:					
Revenues:					
Products	$ 29,966	$ 30,263	$ 22,802	$ 24,491	$ 17,879
Service and support	11,032	10,056	8,174	5,425	3,958
Total revenues	40,998	40,319	30,976	29,916	21,837
Cost of revenues:					
Products	1,638	2,018	1,775	2,127	2,109
Service and support	7,897	5,637	4,981	3,872	1,502
Total cost of revenues	9,535	7,655	6,756	5,999	3,611
Gross profit	31,463	32,664	24,220	23,917	18,226
Operating expenses:					
Sales and marketing	21,073	17,619	16,087	12,961	14,554
Research and development	4,129	3,896	3,555	3,500	2,985
General and administrative	6,643	5,841	5,313	4,529	4,776
Restructuring	-	-	-	(7)	3,365
Total operating expenses	31,845	27,356	24,955	20,983	25,680
Operating income (loss)	(382)	5,308	(735)	2,934	(7,454)
Other income from related party	150	50	99	448	-
Interest income (expense), net	643	421	(100)	(1,209)	(1,241)
Net income (loss) before income tax	411	5,779	(736)	2,173	(8,695)
Income tax provision (benefit)	203	182	(43)	43	-
Net income (loss)	$ 208	$ 5,597	$ (693)	$ 2,130	$ (8,695)
Basic net income (loss) per share	$ 0.01	$ 0.33	$ (0.04)	$ 0.13	$ (0.56)
Shares used in computing basic net income (loss) per share	16,846	16,715	16,408	16,007	15,642
Diluted net income (loss) per share	$ 0.01	$ 0.31	$ (0.04)	$ 0.13	$ (0.56)
Shares used in computing diluted net income (loss) per share	17,740	18,023	16,408	16,908	15,642
Balance Sheet Data:					
Cash and cash equivalents	$ 16,364	$ 9,022	$ 10,281	$ 3,648	$ 4,610
Short-term investments	-	3,043	-	-	-
Working capital	3,951	2,842	(3,986)	(11,331)	(10,879)
Total assets	26,283	18,734	22,958	15,597	18,531
Long-term debt, including current portion	-	-	-	-	5,000
Stockholders' equity (deficit) (1)	1,017	(1,835)	(8,111)	(8,544)	(11,363)

(1) We have paid no cash dividends since our inception.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview

We develop and distribute the *Fast ForWord* family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. Extensive outcomes research by independent researchers, our founding scientists, school districts and our company demonstrates the rapid and lasting gains achieved through *Fast ForWord* participation. Our products are marketed primarily to K-12 schools in the US, to whom we sell through a direct sales force. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. Since our inception, learners have used almost 840,000 of our products and approximately 4,500 schools have purchased at least $10,000 of our *Fast ForWord* product licenses and services. As of December 31, 2006 we had 195 full-time employees, compared to 173 at December 31, 2005.

Business Highlights

We market our Fast ForWord products primarily as a reading intervention solution for struggling, at-risk, English Language Learners, and special education students. Students who test as "below basic" in reading make up approximately 40% of the 55 million student population in the US. While our installed base is growing, the 4,500 schools that have purchased at least $10,000 of our product licenses and services represent a small fraction of the nearly 96,000 public K-12 schools in the US.

Sales of our products are included in the growing supplemental education materials segment of the overall education materials market.* The supplemental materials segment of that market is estimated at $2.2 billion, with average annual growth rate of 6.8% since 1998/99. The education materials market is expected to continue to grow, driven by a continuing slow increase in the number of pre-K-12 students, growing federal accountability requirements and a continuing increase in current expenditures per student.*

Federal education funds are a critical resource in helping school districts address the needs of the most challenged learners. We believe that a significant proportion of our sales are funded by federal sources, particularly Title One and IDEA (special education). In fiscal 2006, the federal government appropriated $10.6 billion to state grants for special education and $12.7 million to Title One grants to local education agencies.

Company Highlights

In 2006 total booked sales increased by 37% compared to 2005 as K-12 booked sales were up 41% (see *"Booked sales and selling activity"* below). This compares to a decrease of 15% in 2005 compared to 2004. We attribute our K-12 booked sales increase primarily to:

- Our improved sales capacity resulting from additional sales representatives hired in 2005 who became productive in 2006.
- An increased focus within our sales organization on quickly closing transactions over $100,000.
- An improved purchasing environment in key states, especially Texas, Florida, Louisiana and Mississippi. In 2005, the Gulf Coast regions of these states were impacted by severe weather that disrupted school operations. In addition, Texas in particular experienced serious state funding uncertainty. These factors, together with instability in energy prices generally, were diminished in 2006.
- The contribution from new products released in late 2005 and 2006.

We also saw growth in our international sales, which increased over 100% in 2006 compared to 2005. In 2006, international sales comprised approximately 1.5% of total sales. We conduct our international business through value-added resellers ("VARs"). At December 31, 2006, we had 21 VARs selling in 29 countries.

One of our major goals continues to be increasing the number of large booked sales, typically expansions of existing implementations, which we believe to be an important indicator of mainstream education industry acceptance and an important factor in the productivity of our sales force.* In 2006, we closed 102 transactions in excess of $100,000 compared to 59 in 2005 and 66 in 2004. Larger booked sales tend to have a longer sales cycle and involve a more complex decision process. Increases in the proportion of our business from these large booked sales may cause increased fluctuations and unpredictability in the timing of our booked sales and revenue.* As previously discussed, the characteristics of our public school market cause us to have a somewhat long and unpredictable sales cycle.

In 2006 our booked sales were $43.1 million and our revenue was $41.0 million. Revenue in 2006 grew 2% compared to 2005 in contrast to our 37% increase in total booked sales. Our 2005 revenue of $40.3 million was substantially higher than booked sales of $31.5 million. Historically, booked sales have been greater than revenue. The divergence of booked sales and revenue in fiscal 2005 was primarily attributable to our December 2004 strategic pricing change. As a result of this strategic pricing change, we began to recognize revenue for most sales of perpetual licenses up front, rather than ratably over the related support period. Therefore, in 2005, , we recognized substantial revenue both from sales booked in 2004 and 2003 and from sales booked in 2005. In 2004 booked sales were $37.3 million and revenue was $31.0 million. .

In 2007 we expect revenue to increase in the range of 20% to 25%. Our long-term growth target is in the range of 20% to 30%.

We reported net income of $0.2 million in 2006, compared to net income of $5.6 million in 2005. This decrease in net income results from higher costs, primarily due to the implementation of FAS 123(R) and increases in incentive compensation and commissions due to the higher booked sales. We expect to report net income in 2007*.

We ended 2006 with $16.4 million in cash and cash equivalents, and had no outstanding debt. We did not make use of our credit line during 2006. Net cash generated from operating activities was $4.3 million.

Results of Operations

Revenues

	Year Ended December 31,				
(dollars in thousands)	**2006**	***Change***	**2005**	***Change***	**2004**
Products	$ 29,966	*-1%*	$ 30,263	*33%*	$ 22,802
Service and support	11,032	*10%*	10,056	*23%*	8,174
Total revenues	$ 40,998	*2%*	$ 40,319	*30%*	$ 30,976

2006 revenue compared to 2005: Product revenue declined in 2006 compared to 2005 because we recognized approximately $6.5 million less revenue from sales made in prior periods. This decrease was almost offset by increased revenue recognized on sales booked in 2006. On average 52% of booked sales in 2006 were recognized into revenue in the quarter in which the sale occurred.

Service and support revenue increased in 2006 by 10%, primarily due to stronger sales of on-site services, partially offset by a lower level of revenue recognized from sales made in prior years. Service and support revenue also reflected the increase in the number of schools purchasing ongoing Progress Tracker access and support contracts. We had 26% more customers on support at December 31, 2006 than at December 31, 2005.

2005 revenue compared to 2004: The increase in product revenue primarily reflected our December 2004 pricing change that eliminated the initial license fee for our Progress Tracker online product. This change in our pricing structure resulted in a far higher proportion of booked sales from a given period in 2005 being recognized into revenue in the period in which the sale was booked than in 2004 . For the year ended December 31, 2005, approximately $15.2 million, or 48%, of total booked sales were recognized as revenue in the quarter in which the sale occurred. For the comparable periods in 2004, a negligible amount of booked sales was recognized into revenue in the quarter of sale. Our December 2004 strategic pricing change had little impact in 2004, because the software for many December perpetual licenses was not delivered until January 2005. The impact on January 2005 revenue from products shipped in December 2004 was approximately $2.0 million.

Service and support revenues increased, primarily due to increased sales of on-site services. Service and support revenue also increased as a result of the increase in the number of schools purchasing ongoing Progress Tracker access and support.

Booked sales and selling activity: Booked sales is a non-GAAP financial measure that management uses to evaluate current selling activity. We believe that booked sales is a useful metric for investors as well as management because it is the most direct measure of current demand for our products and services. Booked sales equals the total value (net of allowances) of software, services and support invoiced in the period. Revenue on a GAAP basis is recorded for booked sales when all four of the requirements for revenue recognition have been met; if any of the requirements to recognize revenue are not met, the sale is booked to deferred revenue. We use booked sales information for resource allocation, planning, compensation and other management purposes. We believe that revenue is the most comparable GAAP measure to booked sales. However, booked sales should not be considered in isolation from revenue, and is not intended to represent a substitute measure of revenue or any other performance measure calculated under GAAP.

The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the twelve months ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,				
(dollars in thousands)	**2006**	***Change***	**2005**	***Change***	**2004**
Booked sales	$43,154	*37%*	$31,538	*(15%)*	$37,260
Less revenue	40,998	*2%*	40,319	*30%*	30,976
Net increase/(decrease) in deferred revenue	2,156		(8,781)		6,284
Total deferred revenue end of period	$19,159	*13%*	$17,003	*(34%)*	$25,784

Booked sales in the K-12 sector, which accounted for 93% of booked sales in 2006, increased 41% to $40.2 million compared to $28.4 million in 2005. Booked sales in the K-12 sector were $34.3 million in 2004.

We believe that the principal reasons for our increase in 2006 booked sales are:

- Our improved sales capacity resulting from additional sales representatives hired in 2005 who became productive in 2006.
- An increased focus within our sales organization on quickly closing transactions over $100,000.
- An improved purchasing environment in key states, especially Texas, Florida, Louisiana and Mississippi. In 2005, the Gulf Coast regions of these states were impacted by severe weather that disrupted school operations. In addition, Texas in particular experienced serious state funding uncertainty. These factors, together with instability in energy prices generally, were diminished in 2006.
- The contribution from new products released in late 2005 and 2006.

We believe large booked sales are an important indicator of mainstream education industry acceptance and an important factor in reaching our goal of increasing sales force productivity.* In 2006 we continued to focus our sales force on multi-site sales. The number of booked sales over $100,000 increased to 102 in 2006 from 59 in 2005 and 66 in 2004. For the year ended December 31, 2006, 67% of our K-12 booked sales were realized from sales over $100,000. For the comparable periods ending December 31, 2005 and 2004, large booked sales accounted for 59% and 67% of booked sales respectively.

Fiscal 2006, 2005 and 2004 included booked sales from a single large contract with the School District of Philadelphia. The total contract value was $10.4 million, with $6.0 million booked in 2004 and an additional $1.4 million booked in each of fiscal 2005 and 2006. The remaining $1.6 million is scheduled to be recorded as booked sales in the coming two years.*

Large booked sales include volume discounts but the percentage discount applicable to any given transaction will vary and the relative percentage of large sales and smaller sales in a given quarter may fluctuate. Because we discount product license fees but do not discount service and support fees, product booked sales and revenue are disproportionately affected by discounting. We cannot predict the size, number and timing of large transactions in the future.*

Booked sales outside the K-12 market (primarily private practice clinicians and international customers) were flat in 2006 relative to 2005, compared to a 2% increase in 2005 over 2004. We expect booked sales in this market to be near the current level in 2007 and may even experience modest growth due to increased booked sales to international customers.* Our primary focus remains the U.S. K-12 market.

Although federal, state and local budget pressures make for an uncertain funding environment for our customers, we are optimistic about our growth prospects in the K-12 market.* However, achieving our booked sales growth objectives will depend on increasing customer acceptance of our products, which requires us to continue to focus on improving our products' ease of use, their fit with school requirements, and our connection with classroom teachers and administrators.* Our K-12 growth prospects are also influenced by factors outside our control including the overall level, certainty and allocation of state, local and federal funding. For a discussion of some of the other important factors that affect our results, see *Risk Factors*. In addition, the revenue recognized from our booked sales can be unpredictable. Our various license and service packages have substantially differing revenue recognition periods, and it is often difficult to predict which license package a customer will purchase, even when the amount and timing of a sale can be reasonably projected. See *Management's Discussion and Analysis – Application of Critical Accounting Policies* for a discussion of our revenue recognition policy. In addition, the timing of a single large order or its implementation can significantly impact the level of booked sales and revenue at any given time.

Gross Profit and Cost of Revenues

	Year Ended December 31,		
(dollars in thousands)	2006	2005	2004
Gross profit on products	$ 28,328	$ 28,245	$ 21,027
Gross profit margin on products	95%	93%	92%
Gross profit on service and support	3,135	4,419	3,193
Gross profit margin on services and support	28%	44%	39%
Total gross profit	$ 31,463	$ 32,664	$ 24,220
Total gross profit margin	77%	81%	78%

The overall gross profit margin declined in 2006 compared to 2005, as a small improvement in product margin was more than offset by a substantial decrease in services and support margin. Product margins improved primarily because capitalized software amortization, which was charged to product cost of revenue, ceased in June 2006. We also reduced costs by limiting the quantity of electronic media that we send to customers. Service and support margins have declined primarily due to our investment in a new support center in Tucson, Arizona, which replaced an outside vendor. We also hired additional service staff in anticipation of increased service sales.*

The overall gross profit margin improved in 2005 compared to 2004, primarily because of a 5% increase in services and support margin. Service and support margins improved from 2004 to 2005 as we increased the sales of services to our customers, significantly increased Progress Tracker revenues and maintained our support base. Due to the semi fixed cost nature of services and support, revenue growth resulted in margin improvement.

Revenue mix in all recent years was similar, as we had 73% of revenues from products in 2006, versus 75% in 2005 and 74% in 2004. The remainder of revenues in each year was from services and support. In 2007, we expect that product revenues will comprise a similar percentage of revenues and that product margins will be comparable to 2006.* However, because we are anticipating higher service and support revenues and we expect to see the benefits of our new support center, in 2007 we expect higher service and support margins and consequently higher overall gross profit margins than in 2006.*

Operating Expenses

	Year Ended December 31,				
(dollars in thousands)	2006	Change	2005	Change	2004
Sales and marketing	$ 21,073	*20%*	$ 17,619	*10%*	$ 16,087
Research and development	4,129	*6%*	3,896	*10%*	3,555
General and administrative	6,643	*14%*	5,841	*10%*	5,313
Total operating expenses	$ 31,845	*16%*	$ 27,356	*10%*	$ 24,955

Operating Expenses: Operating expenses increased $4.5 million in 2006 compared to 2005. Of this increase:

- $1.7 million relates to the net increase in stock-based compensation expenses resulting from the adoption of FAS 123R in 2006. $1.9 million of stock-based compensation expenses are included within operating expenses, whereas in 2005 we expensed $207,000 in stock-based compensation.
- $1.3 million relates to increased commission expense due to higher sales activity.
- $1.4 million relates to increases in incentive compensation resulting from improved sales and cash flow performance in 2006 compared to 2005.
- Approximately $1.0 million relates to higher salaries and benefits charged to operating expenses due to increased headcount in the relevant departments,
- The above increases were partially offset by some cost reductions, primarily in accounting and audit costs.

Sales and Marketing: In 2006, our sales and marketing expenses increased over 2005, primarily due to increased sales and marketing staff, more marketing activities and higher commissions reflecting higher booked sales. Commissions in 2006 were $1.3 million higher than in 2005. In 2005, our sales and marketing expenses grew less rapidly, because increases in sales and marketing staff and marketing activities were partially offset by lower commissions and incentive compensation which were 49%, or $2.1 million, lower than in 2004 as a result of lower booked sales. Sales and marketing expenses consist principally of salaries and incentive compensation paid to employees engaged in sales and marketing activities, travel costs, tradeshows, conferences, and marketing and promotional materials. At December 31, 2006, we had 44 field-based quota-bearing sales personnel selling to public schools, compared to 36 and 32 at December 31, 2005 and 2004 respectively. We expect to continue to add sales people during 2007 and to continue to invest in marketing activities.*

Research and Development: Research and development expenses increased by 6% in 2006 due primarily to stock compensation expenses and patent acquisition legal fees, following a 10% increase in 2005 which was mainly due to additional staff compensation expenses. Research and development expenses principally consist of compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs. We expect research and development expenses to increase modestly in 2007 as we continue to invest in improving our current product suite, demonstrating product efficacy and introducing new products.*

General and Administrative: General and administrative expenses increased by 14% in 2006 due primarily to stock compensation expenses and incentive compensation expenses, partially offset by a reduction in accounting and legal fees relating to the restatement of financial results that were expensed in 2005. Accounting and legal fees associated with the restatement that were expensed in 2005 totaled approximately $380,000. General and administrative expenses increased in 2005 over 2004 primarily due to additional accounting staff and audit and tax fees, partially offset by a decline in incentive compensation. General and administrative expenses principally consist of salaries and compensation paid to our executives, accounting staff and other support personnel, as well as travel expenses for these employees, and outside legal and accounting fees.

Other Income from Related Party

In September 2003, we signed an agreement with Posit Science Corporation ("PSC"), transferring our patented technology to PSC for use in the health field. During the twelve months ended December 31, 2006, 2005 and 2004 we recorded $150,000, $50,000 and $99,000 respectively, for royalties received and services provided to PSC. Amounts received to date and any future receipts are being reported as other income as we do not consider these royalties to be part of our recurring operations.

Interest and Other Income (Expense), net

	Year Ended December 31,				
(dollars in thousands)	**2006**	***Change***	**2005**	***Change***	**2004**
Interest and other income (expense), net	$643	*53%*	$421	*-521%*	($100)

For 2006, interest and other income (expense), net, consisted primarily of interest earned on our invested cash of $494,000 and a reclassification of $143,000 of service and support revenue relating to two customers for whom we are no longer performing services. In 2005, interest and other income (expense), net, comprised mainly interest earned on our invested cash of $242,000 and interest on officer loans of $170,000. All officer loans were repaid in full by March 31, 2006. For 2004, interest and other income (expense), net, consisted primarily of the amortization of deferred financing expenses of $232,000, partially offset by officer loan interest. The amortization of deferred financing was completed in the third quarter of 2004.

Income Tax Provision (Benefit)

We have recorded tax provisions of $203,000 and $182,000 for the years ended December 31, 2006 and 2005, respectively. Income tax provisions principally consist of federal and state taxes currently payable offset by the utilization of net operating losses resulting in an effective tax rate of 49.3% and 3.1%, respectively. The effective rate increased in the year ended December 31, 2006 primarily due to the non-deductibility of share based compensation expense for tax purposes and state income taxes resulting from additional state nexus. We recorded a tax benefit of $43,000 for the year ended December 31, 2004 relating to the reversal of a provision for U.S. federal alternative minimum tax for the year ended December 31, 2003. At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $65 million. Unutilized net operating loss carryforwards will expire in the years 2018 through 2024. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations.* Previous or future equity transactions may result in such an ownership change.* The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities.* At December 31, 2006, we had approximately $28.8 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.* Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and previously reported net losses, at December 31, 2006 we continue to maintain a full valuation allowance against our remaining net deferred tax assets as they are not yet realizable.

Liquidity and Capital Resources

Our cash, cash equivalents and short-term investments were $16.4 million at December 31, 2006 compared to $12.1 million at December 31, 2005 and $10.3 million at December 31, 2004. At December 31, 2006 there were no borrowings outstanding under our credit line.

Net cash generated by operations in 2006 was $4.3 million, compared to cash used by operations of $2.1 million in 2005 and $6.3 million generated by operations in 2004. Overall, our receivable collection experience has remained strong throughout 2006. We collected $40.3 million of receivables in 2006, compared with $34.1 million in 2005 and $37.4 million in 2004. There were no payments for previously expensed restructuring charges for the twelve months ended December 31, 2006 or 2005. For the comparable period in 2004 the payments for previously expensed restructuring charges were $1.8 million.

Net cash generated by investing activities in 2006 was $2.4 million, consisting of the maturity of short-term investments of $3.0 million and officer loan repayments of $0.2 million, partially offset by property and equipment purchases of $0.8 million. During the year ended December 31, 2006, we purchased an enterprise-wide customer relationship management system. As of December 31, 2006, a net book value of $463,000 related to the purchase and subsequent implementation of this system was included in property and equipment. These costs will be depreciated over the initial estimated useful life of five years.

Net cash generated by investing activities in 2005 was $0.4 million, consisting of the purchase of $3.0 million of short-term investments and the purchase of hardware and software for $0.2 million, which were more than offset by the repayment of $3.6 million of officer loans. Net cash used in investing activities in 2004 was $0.6 million consisting of the purchase of computer hardware and software.

Financing activities generated $0.6 million in 2006, $0.5 million in 2005, and $0.9 million in 2004, each from the sale of stock upon option exercises and through purchases of stock through the employee stock purchase plan. In 2004, we borrowed and repaid $3.0 million, resulting in no net activity. There was no borrowing on our credit line in 2006 or 2005.

Because our booked sales tend to be seasonal, we may have negative cash flows in particular quarters, particularly the first quarter, when booked sales tend to be substantially lower than in other quarters. We borrowed money for working capital purposes in the first quarter of 2004 and may borrow again from time to time.* No funds were borrowed in 2005 or 2006.

We have a line of credit with Comerica Bank totaling $5.0 million which expires June 2, 2007. The line is subject to limitations based on our quick ratio and tangible net worth. Borrowings under the line are subject to various covenants, which may limit our financial and operating flexibility. In September 2006 we further amended the agreement to include a letter of credit sub-limit not to exceed $1.0 million. At December 31, 2006, we have an outstanding letter of credit for $600,000. There were no other borrowings outstanding under the line at December 31, 2006 and we have no current intentions of borrowing any funds.* At December 31, 2006 we were in compliance with all our covenants.

We expect that cash flow from operations will continue to be our primary source of funds for the next several years.* Again, this will require us to achieve certain levels of booked sales. If we are unable to achieve sufficient levels of cash flow from operations, we may seek other sources of debt or equity financing, or may be required to reduce expenses. Reducing our expenses could adversely affect our operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations and Commitments

We have a non-cancelable lease agreement for our corporate office facilities. The minimum lease payment is approximately $78,000 per month through 2008. After 2008 the base lease payment increases at a compound annual rate of approximately 5%. The lease expires in December 2013. We also have a lease agreement for our Tucson , Arizona office through April 2009 at an average rent of approximately $4,500 per month for the period subsequent to January 1, 2007.

We also make royalty payments to the institutions who participated in the original research that produced our initial products. Our minimum royalty payments are $150,000 per year.

The following table summarizes our obligations at December 31, 2006 and the effects such obligations are expected to have on our liquidity and cash flow in future periods.

2007	$ 993
2008	995
2009	1,003
2010	1,032
2011	1,079
2012 and thereafter	2,312
	$ 7,414

Our purchase order commitments at December 31, 2006 are not material.

Loans to Current and Former Officers

In March 2001 we made full recourse loans to certain of our officers, in amounts totaling $3.1 million. In 2002 some of these officers left our Company. The notes were secured by shares of our Common Stock owned by the current and former officers. The loans bore interest at 4.94%. Principal and interest were due December 31, 2005. During the twelve months ended December 31, 2005 we received $3.6 million in loan repayments, including interest. At

December 31, 2005 there was a remaining balance due of $297,000. This represented principal and interest from one of the former officers. During the first quarter of 2006 we received the balance due in the form of cash and stock.

Application of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). These accounting principles require us to make certain estimates, assumptions and judgments. We believe that the estimates, assumptions and judgments upon which we rely are reasonable based upon information available to us at the time. The estimates, assumptions and judgments that we make can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, our financial statements would be affected.

We believe that the estimates, assumptions and judgments pertaining to revenue recognition and allowance for doubtful accounts are the most critical assumptions to understand in order to evaluate our reported financial results. A detailed discussion of our use of estimates, assumptions and judgments as they relate to these polices is presented below. We have discussed the application of these critical accounting policies with the Audit Committee of the Board of Directors.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. The application of SOP 97-2 requires us to exercise significant judgment related to our specific transactions and transaction types.

Sales to our school customers typically include multiple elements (e.g., Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). We allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"), if VSOE exists for each element. If we do not have VSOE for one or more delivered elements in an arrangement (typically software), we recognize revenue using the residual method, whereby the difference between the total arrangement fee and the total fair value of the undelivered elements is recognized as revenue relating to the delivered elements. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. All revenue from transactions that include new products that have not yet been delivered is deferred until the delivery of all products. Deferred revenue is recognized as revenue as discussed below.

<u>*Product revenue*</u>
Product revenue is primarily derived from the licensing of software and is recognized as follows:

- Perpetual licenses – software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

- Term licenses – software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

- Individual participant licenses – software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Service and support revenue
Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. We adjust this allowance periodically based on our historical experience of bad debt write offs, which have been low in recent years. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant.

Income Taxes

We account for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carryforwards. We have recorded a full valuation allowance to reserve for the benefit of our deferred tax assets due to the uncertainty surrounding our ability to realize these assets.

Stock-Based Compensation

Under the fair value recognition provisions of SFAS No. 123R, we use the Black-Scholes option valuation model to estimate stock-based compensation expense at the grant date based on the fair value of the award and recognize the expense ratably over the requisite service period of the award. Determining the appropriate fair value model and assumptions used in calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. Stock compensation expense may be adjusted in the future if actual forfeiture rates differ significantly from our current estimates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the rate of interest that we earn on our cash and cash equivalents. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at December 31, 2006 would not have a material affect on our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Scientific Learning Corporation

We have audited the accompanying balance sheets of Scientific Learning Corporation as of December 31, 2006 and 2005 and the related statements of operations, stockholders equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2006 Scientific Learning Corporation changed its method of accounting for share based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share Based Payment".

/s/ ERNST & YOUNG LLP

San Francisco, California
March 5, 2007

Scientific Learning Corporation
Balance Sheets
(In thousands, except share and per share amounts)

	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 16,364	$ 9,022
Short-term investments	-	3,043
Accounts receivable, net of allowance for doubtful accounts of $99 and $81 at December 31, 2006 and 2005, respectively	7,098	3,519
Notes and interest receivable from current and former officers	-	297
Prepaid expenses and other current assets	971	1,312
Total current assets	24,433	17,193
Property and equipment, net	941	469
Other assets	909	1,072
Total assets	$ 26,283	$ 18,734
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable	$ 607	$ 214
Accrued liabilities	5,089	2,966
Deferred revenue	14,786	11,171
Total current liabilities	20,482	14,351
Deferred revenue, long-term	4,373	5,832
Other liabilities	411	386
Total liabilities	25,266	20,569
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.01 par value; 40,000,000 authorized, 16,972,333 and 16,799,058 shares issued and outstanding at December 31, 2006 and 2005, respectively, and additional paid-in capital	78,909	76,265
Accumulated deficit	(77,892)	(78,100)
Total stockholders' equity (deficit)	1,017	(1,835)
Total liabilities and stockholders' equity (deficit)	$ 26,283	$ 18,734

See accompanying notes.

Scientific Learning Corporation
Statements of Operations
(In thousands, except per share amounts)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Products	$ 29,966	$ 30,263	$ 22,802
Service and support	11,032	10,056	8,174
Total revenues	40,998	40,319	30,976
Cost of revenues:			
Cost of products	1,638	2,018	1,775
Cost of service and support	7,897	5,637	4,981
Total cost of revenues	9,535	7,655	6,756
Gross profit	31,463	32,664	24,220
Operating expenses:			
Sales and marketing	21,073	17,619	16,087
Research and development	4,129	3,896	3,555
General and administrative	6,643	5,841	5,313
Total operating expenses	31,845	27,356	24,955
Operating income (loss)	(382)	5,308	(735)
Other income from related party	150	50	99
Interest and other income (expense), net	643	421	(100)
Net income (loss) before income tax	411	5,779	(736)
Income tax provision (benefit)	203	182	(43)
Net income (loss)	$ 208	$ 5,597	$ (693)
Basic net income (loss) per share:	$ 0.01	$ 0.33	$ (0.04)
Shares used in computing basic net income (loss) per share	16,846	16,715	16,408
Diluted net income (loss) per share:	$ 0.01	$ 0.31	$ (0.04)
Shares used in computing diluted net income (loss) per share	17,740	18,023	16,408

See accompanying notes.

Scientific Learning Corporation
Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2006	2005	2004
Operating Activities:			
Net income (loss)	$ 208	$ 5,597	$ (693)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	479	728	779
Increase in interest receivable from current and former officers	-	(169)	(387)
Increase in interest receivable on short term investments	-	(44)	-
Amortization of deferred financing costs	-	-	232
Stock-based compensation	2,126	205	181
Changes in operating assets and liabilities:			
Accounts receivable	(3,579)	2,142	(544)
Prepaid expenses and other current assets	341	(6)	(162)
Other assets	33	(67)	-
Accounts payable	393	(389)	122
Accrued liabilities	2,123	(1,372)	463
Deferred revenue	2,156	(8,781)	6,284
Other liabilities	25	42	59
Net cash provided by (used in) operating activities	4,305	(2,114)	6,334
Investing Activities:			
Purchases of property and equipment, net	(821)	(181)	(646)
Maturity (purchase) of investments	3,043	(2,999)	-
Repayment on officer loans and accrued interest	213	3,561	-
Net cash provided by (used in) investing activities	2,435	381	(646)
Financing Activities:			
Proceeds from issuance of common stock, net	602	474	945
Borrowings under bank line of credit	-	-	3,000
Repayments of borowings under bank line of credit	-	-	(3,000)
Net cash provided by financing activities	602	474	945
Increase (decrease) in cash and cash equivalents	7,342	(1,259)	6,633
Cash and cash equivalents at beginning of period	9,022	10,281	3,648
Cash and cash equivalents at end of period	$ 16,364	$ 9,022	$ 10,281
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$65	$422	-
Supplemental disclosure of noncash financing activities:			
Common stock surrendered in connection with repayment of officer loans	$84	-	-

See accompanying notes

Scientific Learning Corporation
Statements of Stockholders' Equity (Deficit)
(In thousands, except share amounts)

	Common Stock and Additional Paid-In Capital		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity (Deficit)
Balance at December 31, 2003	16,150,551	$ 74,460	$ (83,004)	$ (8,544)
Issuance of common stock under stock option plan	417,773	645	–	645
Issuance of common stock under employee stock purchase plan	78,468	300	–	300
Stock-based compensation	–	110	–	110
Stock issued in exchange for services	10,797	71	–	71
Net loss and comprehensive loss	–	–	(693)	(693)
Balance at December 31, 2004	16,657,589	75,586	(83,697)	(8,111)
Issuance of common stock under stock option plan	71,778	215	–	215
Issuance of common stock under employee stock purchase plan	58,795	259	–	259
Stock-based compensation	–	137	–	137
Stock issued in exchange for services	10,896	68		68
Net income and comprehensive income	–	–	5,597	5,597
Balance at December 31, 2005	16,799,058	76,265	(78,100)	(1,835)
Issuance of common stock under stock option plan	86,422	254	–	254
Issuance of common stock under employee stock purchase plan	84,555	348	–	348
Stock-based compensation	–	2,052	–	2,052
Stock issued in exchange for services	17,079	74	–	74
Stock surrendered	(14,781)	(84)	–	(84)
Net income and comprehensive income	-	–	208	208
Balance at December 31, 2006	16,972,333	$ 78,909	$ (77,892)	$ 1,017

See accompanying notes

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

Scientific Learning Corporation develops and distributes the *Fast ForWord* family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. We sell primarily to K-12 schools in the United States through a direct sales force.

All of our activities are in one operating segment.

We were incorporated in 1995 in the State of California and were reincorporated in 1997 in the State of Delaware.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Actual results may differ from those estimated.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. The application of SOP 97-2 requires us to exercise significant judgment related to our specific transactions and transaction types.

Booked sales to our school customers typically include multiple elements (e.g., Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). We allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"), if VSOE exists for each element. If we do not have VSOE for one or more delivered elements in an arrangement (typically software), we recognize revenue using the residual method, whereby the difference between the total arrangement fee and the total fair value of the undelivered elements is recognized as revenue relating to the delivered elements. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. All revenue from transactions that include new products that have not yet been delivered is deferred until the delivery of all products. Deferred revenue is recognized as revenue as discussed below. Direct costs related to deferred software license revenue are deferred until the related license revenue is recognized.

Product revenue
Product revenue is primarily derived from the licensing of software and is recognized as follows:

- Perpetual licenses – software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

Notes to Financial Statements

1. Summary of Significant Accounting Policies (continued)

- Term licenses – software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.
- Individual participant licenses – software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Service and support revenue
Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which primarily consist of cash on deposit with banks, money market funds, and US Government debt with a maturity of three months or less, are stated at cost, which approximates fair value.

Short-Term Investments

We determine the appropriate classification of investments at the time of purchase in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities,"* and reevaluate such determination at each balance sheet date. In August 2005 we purchased for $2,999,000 an investment in debt securities issued by the US Treasury that matured in February 2006. We classified this investment as held-to-maturity and it was carried at amortized cost of $3,043,000 at December 31, 2005. The carrying value of short-term investments approximates fair value due to their short-term nature.

Accounts Receivable

We conduct business primarily with public school districts and speech and language professionals in the United States. We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. We adjust this allowance periodically based on our historical experience of bad debt write offs.

Inventories

Product inventories, which are primarily finished goods, are stated at the lower of cost or market. Cost is determined using a weighted average approach, which approximates the first-in first-out method. If inventory costs exceed expected market value due to obsolescence or lack of demand adjustments are recorded for the difference between the cost and the market value.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, short-term investments, accounts receivable, notes receivable from current and former officers, and accounts payable approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

Notes to Financial Statements

1.Summary of Significant Accounting Policies (continued)

Cash and cash equivalents are invested in major financial institutions in the United States. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The accounts receivable of the Company are derived from booked sales to customers located primarily in the United States. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral.

An allowance for doubtful accounts is determined with respect to those accounts that the Company has determined to be doubtful of collection. At December 31, 2006, no customer accounted for more than 10% of the Company's accounts receivable. At December 31, 2005, one customer accounted for 12% of the Company's accounts receivable. No customers accounted for more than 10% of the company's revenue in any of fiscal 2004, 2005, or 2006.

The Company has no off-balance sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "*Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,*" under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. In 2004, 2005 and 2006 costs incurred subsequent to the establishment of technological feasibility for new projects were not significant, and were charged to research and development expense. Software costs are amortized to cost of product revenues over the estimated useful life of the software, which is three years. Amortization was $130,000, $261,000, and $351,000 for the years ended December 31, 2006, 2005 and 2004, respectively. All capitalized software development costs were fully amortized by June 30, 2006.

Costs related to internally developed software and software purchased for internal use are capitalized in accordance with Statement of Position 98-1, *"Accounting for Costs of Computer Software Developed or Obtained for Internal Use."* During the year ended December 31, 2006, the Company purchased an enterprise-wide, customer relationship management system. As of December 31, 2006, a net book value of $463,000 related to the purchase and subsequent implementation of this system was included in property and equipment. These costs will be depreciated over the estimated useful life of five years.

Long-Lived Assets

The Company regularly reviews the carrying value of long-lived assets. We continually make estimates regarding future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Accounting for Stock-Based Compensation

Effective January 1, 2006 we began recording compensation expense associated with stock-based awards and other forms of equity compensation in accordance with SFAS 123R, *"Share-Based Payment"* ("SFAS 123R"). We adopted SFAS 123R using the modified prospective transition method and consequently have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized for fiscal year 2006 now includes 1) amortization related to the remaining unvested portion of stock-based awards granted

1. Summary of Significant Accounting Policies (continued)

prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 *"Accounting for Stock-Based Compensation"* ("FAS 123"); and 2) amortization related to stock-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In addition, we record expense over the offering period and vesting term in connection with 1) shares issued under our employee stock purchase plan and 2) stock options and restricted stock awards. The compensation expense for stock-based awards includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis..

Prior to January 1, 2006, we accounted for stock-based awards using the intrinsic value method of accounting in accordance with APB 25, whereby the difference between the exercise price and the fair market value on the date of grant is recognized as compensation expense. Under the intrinsic value method of accounting, no compensation expense was recognized in our Consolidated Statements of Operations when the exercise price of our employee stock option grant equals the market price of the underlying common stock on the date of grant, and the measurement date of the option grant is certain. The measurement date is certain when the date of grant is fixed and determinable.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $26,000, $18,000 and $13,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes,"* which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amount expected to be realized.

Net Income (Loss) per Share

Under the provisions of SFAS No. 128, *"Earnings per Share,"* basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution of securities by adding common stock equivalents (computed using the treasury stock method) to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion is antidilutive.

The following table sets forth the computation of net income (loss) per share (in thousands, except per share data):

	Year Ended December 31,		
	2006	2005	2004
Net income (loss)	$ 208	$ 5,597	$ (693)
Weighted average shares used in calculation of basic net income (loss) per share	16,846	16,715	16,408
Effect of dilutive securities:			
Employee stock options	894	1,308	-
Weighted-average diluted common shares	17,740	18,023	16,408
Net income (loss) per common share - basic:	$ 0.01	$ 0.33	$ (0.04)
Net income (loss) per common share - diluted:	$ 0.01	$ 0.31	$ (0.04)

Notes to Financial Statements

1. Summary of Significant Accounting Policies (continued)

If we had reported net income in 2004, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 1,101,352 common equivalent shares (computed using the treasury stock method) related to outstanding stock options not included in the calculations above for the year ended December 31, 2004.

For the years ended December 31, 2006 and 2005, respectively, 1,393,649 and 1,058,652 options with exercise prices greater than the average market price for our common stock were excluded from the calculation of diluted net income per share because their effect is anti-dilutive.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes— An Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, and the provisions of FIN 48 will be applied to all tax positions upon initial adoption of the Interpretation. The cumulative effect of applying the provisions of this Interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. We are currently evaluating the impact, if any, of FIN 48 on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measures"* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 will have a material impact on our financial position, results of operations, and cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N), *"Quantifying Misstatements in Current Year Financial Statements,"* ("SAB 108"). SAB 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the issuance of SAB 108 would be restated in accordance with SFAS No. 154, *"Accounting Changes and Error Corrections."* We do not expect the adoption of SAB 108 will have a material impact on our financial position, results of operations, and cash flows.

2. Stock-Based Compensation

Stock-Based Compensation Plans

On December 31, 2006, we had four active share-based compensation plans, which are described below.

In May 1999, our stockholders approved our 1999 Equity Incentive Plan. The total number of shares authorized for issuance under the plan is 5,492,666. Option awards have generally been granted with an exercise price equal to the market price of our common stock at the date of grant, and generally vest based on four years of continuous service with a ten-year contractual term. Restricted stock units awarded under this plan generally vest over four years of continuous service in annual or semi-annual installments.

In May 1999, our stockholders approved the 1999 Non-Employee Directors' Stock Option Plan. The total number of shares authorized for issuance under this plan is 250,000.

Notes to Financial Statements

2. Stock-Based Compensation (continued)

In May 2002, the Board of Directors approved the 2002 CEO Stock Option Plan, which was subsequently approved by the shareholders in May 2003. The total number of shares authorized for issuance under this plan is 470,588.

In May 1999 the stockholders approved the 1999 Employee Stock Purchase Plan (ESPP), which became effective upon the completion of the initial public offering of our common stock. The total number of shares authorized for issuance under the plan is 700,000. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of our common stock on the first day of the applicable one-year offering period or the last day of the applicable six-month purchase period. At December 30, 2006, 82,324 shares were available for issuance under this plan.

Adoption of SFAS No. 123R

Prior to January 1, 2006, we accounted for our stock plans under the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* (APB No. 25). Effective January 1, 2006 we began recording compensation expense associated with stock-based awards and other forms of equity compensation in accordance with SFAS 123R, *"Share-Based Payment"*. We adopted the modified prospective transition method provided for under SFAS 123R, and consequently have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized for fiscal year 2006 now includes 1) amortization related to the remaining unvested portion of stock-based awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 *"Accounting for Stock-Based Compensation"*; and 2) amortization related to stock-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In addition, we record expense over the offering period and vesting term in connection with 1) shares issued under our employee stock purchase plan and 2) stock options and restricted stock unit awards. The compensation expense for stock-based awards includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis..

SFAS No. 123R requires us to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to January 1, 2006, we accounted for forfeitures as they occurred.

In anticipation of the adoption of SFAS No. 123R, we did not modify the terms of any previously granted options. We made minor changes to our equity compensation program by reducing the overall number of shares covered by equity compensation grants and granting restricted stock units beginning in the first quarter of 2006.

The following table presents the pro forma effect on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to options granted under our share-based compensation arrangements during the years ended December 31, 2005 and 2004 (in thousands, except per share data):

Notes to Financial Statements

2. Stock-Based Compensation (continued)

Pro forma effect

	Year Ended December 31,	
	2005	2004
Net income (loss), as reported	$ 5,597	$ (693)
Add: Stock-based compensation costs included in the determination of net income (loss), net of related tax effects	205	181
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,998)	(1,977)
Pro forma net income (loss)	$ 3,804	$ (2,489)
Basic net income (loss) per share, as reported	$ 0.33	$ (0.04)
Basic net income (loss) per share, pro forma	$ 0.23	$ (0.15)
Diluted net income (loss) per share, as reported	$ 0.31	$ (0.04)
Diluted net income (loss) per share, pro forma	$ 0.21	$ (0.15)

For purposes of this pro forma disclosure, we estimated the value of the options using the Black-Scholes option valuation model and amortized the fair value of options granted to expense over the option vesting period.

Compensation Cost

The following table summarizes the effects of share-based compensation resulting from the application of SFAS 123R in the year ended December 31, 2006 (in thousands, except per share amounts):

Effect of FAS 123R

	Year Ended December 31, 2006
Cost of service and support revenues	$ 193
Sales and marketing	738
Research and development	314
General and administrative	881
Share-based compensation effect on operating loss	2,126
Income taxes	(257)
Net share-based compensation effect on net income	$ 1,869
Share-based compensation effect on basic net income per share	$ 0.11
Share-based compensation effect on diluted income loss per share	$ 0.11

Notes to Financial Statements

2. Stock-Based Compensation (continued)

Valuation of Stock Option Awards

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility, the estimated life of each award and estimated pre-vesting forfeitures. The fair value of these stock options was estimated assuming no expected dividends and estimates of expected life, volatility and risk-free interest rate at the time of grant. Estimated volatility is based on the historical prices of our common stock over the expected life of each option. Expected life of the options is based on our history of option exercise and cancellation activity. The risk free interest rates used are based on the U.S. Treasury yield curve in effect at the time of grants for periods corresponding with the expected life of the options. We use historical data to estimate pre-vesting option forfeitures. We recognize compensation expense for the fair values of these awards, which typically have graded vesting, on a straight-line basis over the requisite service period of each of these awards.

The fair value of stock options granted was estimated using the following weighted-average assumptions:

Option Plan Assumptions

	Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	4	4	4
Risk-free interest rate	5.1%	3.7%	3.1%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	80%	106%	129%

Summary of Stock Options

The following table summarizes all stock option activity under our share-based compensation plans for the years ended December 31, 2006, 2005 and 2004:

	Outstanding Options			
	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2003	3,045,027	$3.76		
Granted	552,497	$5.71		
Exercised	(417,773)	$1.54		
Forfeited	(76,739)	$7.88		
Outstanding at December 31, 2004	3,103,012	$4.33		
Granted	575,200	$5.80		
Exercised	(71,778)	$2.95		
Forfeited	(226,109)	$9.73		
Outstanding at December 31, 2005	3,380,325	$4.26		
Granted	120,000	$4.33		
Exercised	(86,422)	$2.93		
Forfeited	(114,259)	$6.21		
Outstanding at December 31, 2006	3,299,644	$4.23	5.73	$6,759,900
Vested and expected to vest at December 31, 2006	2,802,038	$4.55	5.69	$5,196,672
Exercisable at December 31, 2006	2,145,103	$4.94	5.44	$3,636,589

Notes to Financial Statements

2. Stock-Based Compensation (continued)

The aggregate intrinsic value of options outstanding at December 31, 2006 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 2,077,009 shares that had exercise prices that were lower than the $5.49 market price of our common stock at December 31, 2006 ("in the money options"). The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $151,000, $192,000 and $1.5 million, respectively. The fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $1.7 million, $1.7 million, and $1.6 million, respectively.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2006:

	Outstanding			Exercisable	
Price Range	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price Per Share
$0.60 - $1.39	1,123,170	$1.37	5.3	373,170	$1.34
$1.40 - $1.90	381,710	$1.72	5.6	374,165	$1.71
$1.98 - $5.48	572,129	$4.27	5.4	527,832	$4.21
$5.50 - $5.95	684,482	$5.84	7.7	384,548	$5.81
$5.96 - $39.88	538,153	$9.88	4.5	485,388	$10.29
	3,299,644	$4.23	5.7	2,145,103	$4.94

As of December 31, 2006, total unrecognized compensation cost related to stock options granted under our various plans was $1.4 million. We expect that cost to be recognized over a weighted-average period of 1.6 years.

Summary of Restricted Stock Units and Restricted Stock Awards

The following table summarizes all restricted stock unit activity under our share-based compensation plans for the year ending December 31, 2006:

	Outstanding Restricted Stock Units		
	Number of Shares	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	-		
Awarded	236,500		
Vested	(2,500)		
Forfeited or expired	(5,000)		
Outstanding at December 31, 2006	229,000		
Vested and expected to vest at December 31, 2006	176,681	1.41	$969,977

Restricted stock units were awarded for the first time in 2006 under our 1999 Equity Incentive Plan. The fair value of these grants was calculated based upon the fair market value of our stock at the date of grant, less an estimate of pre-vesting forfeitures. The weighted-average grant-date fair value of restricted stock units awarded during fiscal 2006 was $4.88.

Notes to Financial Statements

2. Stock-Based Compensation (continued)

Employee Stock Purchase Plan ("ESPP")

ESPP awards for offering periods prior to and after the adoption of SFAS No. 123R were valued using the Black-Scholes model using the following assumptions:

	Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	0.5 - 1.0	0.5 - 1.0	0.5 - 1.0
Risk-free interest rate	4.2%	2.6%	1.3%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	40%	45%	86%

Disclosures Pertaining to All Share-Based Compensation Plans

Cash received under all share-based payment arrangements for the years ended December 31, 2006, 2005 and 2004 was $602,000, $474,000 and $945,000, respectively, related to the exercise of stock options and the purchase of ESPP shares. The weighted-average grant-date fair value of options, restricted stock units and restricted stock awards granted in the years ended December 31, 2006, 2005 and 2004 was $4.21, $4.36 and $4.81 per share, respectively. Because of our net operating losses and related valuation allowance, we did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2006, 2005 or 2004.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
	2006	2005
Prepaid expenses	$ 815	$ 1,093
Product inventory	130	190
Other receivables	26	29
	$ 971	$ 1,312

4. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,	
	2006	2005
Computer equipment and software	$ 5,284	$ 4,528
Office furniture and equipment	1,518	1,518
Leasehold improvements	489	487
	7,291	6,533
Less accumulated depreciation	(6,350)	(6,064)
	$ 941	$ 469

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $350,000, $467,000, and $428,000, respectively.

Notes to Financial Statements

5. Notes Receivable from Current and Former Officers

Notes receivable from current and former officers consist of the following (in thousands):

	December 31, 2006	December 31, 2005
Principal	$ -	$ 236
Accrued interest	-	61
	$ -	$ 297

The notes were full recourse loans secured by shares of our common stock, owned by the current and former officers and bore interest at 4.94%. Principal and interest were due on December 31, 2005. The outstanding amount at December 31, 2005 was settled in full during the first quarter of 2006.

6. Other Assets

Other assets consist of the following (in thousands):

	December 31, 2006	December 31, 2005
Software development costs	$ 3,089	$ 3,089
Less accumulated amortization	(3,089)	(2,959)
Software development costs, net	-	130
Other non current assets	909	942
	$ 909	$ 1,072

The amortization expense for software development costs for the years ended December 31, 2006, 2005, and 2004 was $130,000, $262,000, and $351,000, respectively.

7. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31, 2006	December 31, 2005
Accrued vacation	$ 1,036	$ 1,194
Accrued commissions and bonus	2,710	532
Accounts payable accruals	503	441
Other accrued liabilities	768	799
Accrued income tax payable	72	-
	$ 5,089	$ 2,966

Notes to Financial Statements

8. Deferred Revenue

Deferred revenue consists of the following (in thousands):

	December 31, 2006	December 31, 2005
Current:		
Products	$ 5,484	$ 4,568
Service and support	9,302	6,603
	$ 14,786	$ 11,171
Long term:		
Products	$ 1,519	$ 1,917
Service and support	2,854	3,915
	$ 4,373	$ 5,832

Form 10-K

9. Bank Line of Credit

On December 2, 2005 we amended and extended our existing revolving line of credit agreement with Comerica Bank. The maximum that can be borrowed under the agreement is $5.0 million. The line expires on June 2, 2007. Borrowing under the line of credit bears interest at a floating prime rate, or a fixed rate of LIBOR plus 2.5%. To secure the line we granted Comerica a security interest in all of our assets other than our intellectual property. We also agreed with Comerica that we will not grant a security interest in our intellectual property to any third party. Borrowings under the line are subject to various covenants. In September 2006 we further amended the agreement to include a letter of credit sublimit not to exceed $1.0 million. At December 31, 2006, we have an outstanding letter of credit for $600,000. There were no borrowings outstanding on the line of credit at December 31, 2006.

10. Income Taxes

All income (loss) before income taxes is derived from the United States.

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year Ended December 31, 2006	2005	2004
Current:			
Federal	$ 97	$ 159	$ (43)
State	106	23	-
Total Current	203	182	(43)
Deferred:			
Federal	-	-	-
State	-	-	-
Total Deferred	-	-	-
Total provision (benefit) for income taxes	$ 203	$ 182	$ (43)

Differences between income taxes calculated using the federal statutory income tax rate and the provision (benefit) for income taxes were as follows (in thousands):

Notes to Financial Statements

10. Income Taxes (continued)

	Year Ended December 31,		
	2006	**2005**	**2004**
Computed tax at statutory rate of 34%	$ 140	$ 1,965	$ (250)
State taxes, net of federal benefit	73	23	-
Federal Alternative Minimum Tax	97	159	(43)
Losses (benefited) not benefited	(631)	(2,015)	183
Non deductible stock-based compensation	407	-	-
Other non deductible expenses	117	50	67
Provision (benefit) for income taxes	$ 203	$ 182	$ (43)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows, (in thousands):

	December 31,	
	2006	**2005**
Deferred tax assets:		
Net operating losses	$ 23,353	$ 25,215
Capitalized software development costs	202	315
Deferred revenue	2,250	1,617
Research credits carryforwards	1,723	1,521
Other	509	1,109
Total gross deferred tax assets	28,037	29,777
Valuation allowance	(28,037)	(29,777)
Total net deferred tax assets	$ -	$ -

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased from December 31, 2005 to December 31, 2006 in the amount of $1,740,000.

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $65,300,000, which expire in the years 2018 through 2024 and federal research tax credits of approximately $1,150,000, which expire in the years 2011 through 2026.

As of December 31, 2006, we also had California net operating loss carryforwards of approximately $30,720,000 expiring in the years 2012 through 2014 and California research and development tax credits of approximately $860,000 which carry forward indefinitely.

Included in the net operating loss carryforward are losses created by the exercise of stock options. Although these net operating loss carryforwards are reflected in total U.S. net operating tax loss carryforwards, pursuant to Statement 123(R), deferred tax assets associated with these deductions are only recognized to the extent that they reduce taxes payable. Further, these recognized deductions are treated as direct increases to stockholders' equity and as a result do not impact the Statement of Operations. To the extent stock-option related deductions are not recognized pursuant to Statement 123(R), the unrecognized benefit is not reflected on the Consolidated Balance Sheet. Accordingly, the Company has reduced deferred tax assets by approximately $881,000 which represents the unrecognized benefit from stock-option related net operating loss carryforwards as of December 31, 2006, that is potentially available for utilization in future years.

Notes to Financial Statements

10. Income Taxes (continued)

Utilization of our net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitation provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

11. Stockholders' Equity (Deficit)

Common Stock

At December 31, 2006, we had reserved shares of common stock for future issuance as follows:

Stock options outstanding	3,299,644
Stock awards outstanding	229,000
Stock options available for future grants	496,440
Employee stock purchase plan	82,324
Common stock warrants	1,375,000
	5,482,408

Common Stock Warrants

In 2001, we issued a fully vested non-forfeitable warrant to purchase 1,375,000 shares of our common stock at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of a significant stockholder of ours, in connection with the guarantee of a line of credit to us. The warrant is outstanding and will expire if unexercised by March 9, 2008.

12. Commitments and Contingencies

Leases

We lease our Oakland, California corporate office facility and our Tucson, Arizona office under non-cancelable operating leases with terms expiring in 2013 and 2009, respectively. Future minimum payments under these leases as of December 31, 2006 are as follows (in thousands):

2007	$ 993
2008	995
2009	1,003
2010	1,032
2011	1,079
2012 and thereafter	2,312
	$ 7,414

Rent expense under all operating leases was $1.0 million for each of the years ended December 31, 2006, 2005 and 2004.

License Agreement

In September 1996, we entered into a license agreement with a university for the use of the intellectual property underlying its most significant current products. In exchange for the license, which expires in 2014, we issued stock and paid a license-issue fee. The agreement also provided for milestone payments, all of which have been made, and for royalties based on booked sales of products using the licensed technology. Royalty expenses were $894,000, $1,082,000 and $746,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in cost of product revenues. Annual minimum guaranteed royalty payments are $150,000.

Notes to Financial Statements

12. Commitments and Contingencies (continued)

If we lose or are unable to maintain the license agreement during the term of the underlying patents, it would adversely affect our business. The university may terminate the license agreement if we fail to perform or violate its terms without curing the violation within 60 days of receiving written notice of the violation.

Litigation

On July 15, 2005, SkyTech, Inc. ("SkyTech") filed a complaint against us in the District Court for the State of Minnesota, Fourth Judicial District, alleging claims of fraud, breach of contract, breach of duty of good faith and fair dealing, tortious interference, and indemnity. SkyTech alleged that it entered into an independent sales representative agreement (the "Agreement") with us in October 2002 pursuant to which it has an exclusive right to market our products to the "After School" market. SkyTech further alleged that we prevented SkyTech's performance of the Agreement and that we wrongly terminated the Agreement. SkyTech asserted that it was entitled to an unspecified amount of damages comprised of lost commissions and other damages, attorney's fees, costs and punitive damages. In addition to the SkyTech claims, SkyLearn, L.L.C and HEK, Inc., both of which claimed to be subcontractors of SkyTech, claimed that they suffered damages from our alleged actions with respect to SkyTech. In December 2005, the court granted our motion to dismiss the case and to compel arbitration. The Plaintiffs appealed the ruling. In December 2006, the Minnesota state court of appeals affirmed the trial court's ruling and in February 2007 the Minnesota Supreme Court denied plaintiff's request for review.

In October 2005, we initiated an arbitration proceeding before the American Arbitration Association in San Francisco, California. Our arbitration complaint alleges that SkyTech owes us for training charges that remain unpaid under the Agreement and seeks declaratory relief regarding SkyTech's claims against us. SkyTech has asserted counterclaims against us in the arbitration, repeating the claims made in the Minnesota case and asserting damages of $10 million. This arbitration is presently on hold.

We believe that we have meritorious defenses to SkyTech's claims and intend to defend ourselves vigorously. We do not believe that the resolution of this matter will have a material adverse effect on our financial position or results of operations.

13. Warranties; Indemnification

We generally provide a warranty that our software products substantially operate as described in the manuals and guides that accompany the software for a period of 90 days. The warranty does not apply in the event of misuse, accident, and certain other circumstances. To date, we have not incurred any material costs associated with these warranties and have no accrual for such items at December 31, 2006.

From time to time, we enter into contracts that require us, upon the occurrence of certain contingencies, to indemnify parties against third party claims. These contingent obligations primarily relate to (i) claims against our customers for violation of third party intellectual property rights caused by our products; (ii) claims resulting from personal injury or property damage resulting from our activities or products; (iii) claims by our office lessors arising out of our use of the premises; and (iv) agreements with our officers and directors under which we may be required to indemnify such persons for liabilities arising out of their activities on our behalf. Because the obligated amounts for these types of agreements usually are not explicitly stated, the overall maximum amount of these obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on our balance sheet as of December 31, 2006 or 2005.

14. Employee Retirement and Benefit Plan

We have a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. In 2007 we started to match contributions by plan participants at a rate of 3% of salary, with an annual maximum of $2,000 per participant.

Notes to Financial Statements

15. Related Party Transaction

On September 30, 2003, we entered into an agreement with Posit Science Corporation ("Posit Science"), formerly Neuroscience Solutions Corporation, to provide Posit Science with exclusive rights in the healthcare field to certain intellectual property, patents and software we own or license, along with transfer of certain healthcare research projects. A co-founder, substantial shareholder, and member of our Board of Directors is a co-founder, officer, director and substantial shareholder of Posit Science.

The rights were acquired by Posit Science for a combination of cash, stock and future royalties. Posit Science paid $500,000 cash, of which $448,000 was recognized as other income during the year ended December 31, 2003. The balance was recognized over the next nine months as services were provided to Posit Science. Amounts received to date and any future receipts are being reported as other income as we do not consider the sale of these rights to be part of our recurring operations. Under the agreement, we will receive net royalties between 2% to 4% on products sold by Posit Science that use our patents or software. We did not record a value for the 1.8 million shares of PSC received in the transaction, because Posit Science was a private start-up venture, the shares of which had no determinable value. We have a 3.5% equity interest in Posit Science. We received royalty income from Posit Science of $150,000, $50,000 and $99,000 in fiscal years 2006, 2005 and 2004, respectively. There were no amounts due from Posit Science at December 31, 2006.

16. Interim Financial Information (unaudited)

Quarterly financial data (in thousands, except per share amounts)

	2006				
			Quarter Ended		
	March 31	June 30	September 30	December 31	Total
Total revenues	$7,831	$12,953	$9,925	$10,289	$40,998
Gross profit	5,662	10,446	7,403	7,952	31,463
Net income (loss)	(2,174)	2,388	(332)	326	208
Net income (loss) per share:					
Basic	$ (0.13)	$ 0.14	$ (0.02)	$ 0.02	$ 0.01
Diluted	$ (0.13)	$ 0.13	$ (0.02)	$ 0.02	$ 0.01

	2005				
			Quarter Ended		
	March 31	June 30	September 30	December 31	Total
Total revenues	$10,245	$13,279	$9,812	$6,983	$40,319
Gross profit	8,452	11,158	8,006	5,048	32,664
Net income (loss)	1,290	3,593	2,262	(1,548)	5,597
Net income (loss) per share:					
Basic	$ 0.08	$ 0.22	$ 0.14	$ (0.09)	$ 0.33
Diluted	$ 0.07	$ 0.20	$ 0.13	$ (0.09)	$ 0.31

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the required time periods. These procedures are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As required under Rule 13a-15(b) of the Exchange Act, our management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, and concluded that our disclosure controls and procedures were effective as of December 31, 2006.

It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. As a result, there can be no assurance that a control system will succeed in preventing all possible instances of error and fraud. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the conclusions of our Chief Executive Officer and the Chief Financial Officer are made at the "reasonable assurance" level.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to our executive officers is contained in Part I "Executive Officers" and such information is also incorporated by reference in this section.

Information required by this item respecting our directors, audit committee and code of ethics is set forth under the caption "Proposal 1: Election of Directors" in our Proxy Statement relating to our 2007 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated by reference into this Form 10-K Report. The Proxy Statement will be filed with the Securities and Exchange Commission in accordance with Rule 14a-6(c) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With the exception of the foregoing information and other information specifically incorporated by reference into this Form 10-K Report, the Proxy Statement is not being filed as a part hereof.

Information with respect to compliance with Section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item concerning compensation of executive officers and directors is set forth under the caption "Executive Compensation" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item concerning security ownership of certain beneficial owners and management is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

Information required by this item concerning shares authorized for issuance under equity compensation plans approved by stockholders and not approved by stockholders is set forth under the caption "Equity Compensation Plan Information" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item concerning certain relationships and related transactions is set forth under the captions "Employment Agreement" and "Certain Transactions" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item concerning the independent auditor's fees and services is set forth under the caption "Ratification of Selection of Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated by reference into this Form 10-K Report.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
Balance Sheet – December 31, 2006 and 2005
Statements of Operations – Years Ended December 31, 2006, 2005 and 2004
Statements of Stockholders' Equity (Deficit) – Years Ended December 31, 2006, 2005 and 2004
Statements of Cash Flows – Years Ended December 31, 2006, 2005 and 2004
Notes to Financial Statements

(2) Financial Statement Schedules

As required under Item 8, Financial Statements and Supplementary Data, the financial statement schedule of the Company is provided in this separate section. The financial statement schedule included in this section is as follows:

Schedule II – Valuation and Qualifying Accounts (in thousands):

Allowance for Doubtful Accounts Years Ended December 31,

	Opening Balance	Charges (credits) to Operating Expenses	Additions (deductions) to Allowance	Closing Balance
2006	$ 81	$ 18		$ 99
2005	$ 121	$ (40)	$ -	$ 81
2004	$ 139	$ (103)	$ 85	$ 121

(3) EXHIBITS

Exhibit No.	Description of Document
3.1(1)	Restated Certificate of Incorporation.
3.2 (9)	Amended and Restated Bylaws.
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2(1)	Specimen Stock Certificate.
4.3(2)	Amended and Restated Registration Rights Agreement, dated as of December 31, 1998.
4.4(3)	Amendment No. 1 to Amended and Restated Registration Rights Agreement listed as Exhibit 4.4.
4.5(5)	Amendment No. 2 to Amended and Restated Registration Rights Agreement listed as Exhibit 4.4.
10.1(1)*	Form of Indemnity Agreement with each of our directors and executive officers.
10.2 (16)*	1999 Equity Incentive Plan, as amended.
10.3 (16)*	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Incentive Plan
10.4(7)*	Forms of Stock Option Grant Notice, Stock Option Agreement and Stock Award Agreement under the Incentive Plan.
10.5 (14)	1999 Non-Employee Directors' Stock Option Plan, as amended.
10.6 (7)*	Forms of Nonstatutory Stock Option Agreements under the Non-Employee Directors' Stock Option Plan.
10.7(7)*	1999 Employee Stock Purchase Plan, as amended.
10.8 (16)*	Form of 1999 Employee Stock Purchase Plan Offering under the Employee Stock Purchase Plan.
10.9(11)*	Milestone Equity Incentive Plan.
10.10(6)*	2002 CEO Option Plan.
10.11(6)*	Employment Agreement dated as of May 31, 2002 by and between Scientific Learning Corporation and Robert C. Bowen.
10.12(11)*	Letter Agreement dated January 2004 by and between the Company and Robert C. Bowen amending the Employment Agreement listed as Exhibit 10.26.
10.13(13)*	Independent Contractor Agreement dated April 17, 2003 between the Company and Paula A. Tallal and Project Assignment thereunder dated December 17, 2004.
10.14(12)*	2005 Management Incentive Plan
10.15 (17)*	2006 Management Incentive Plan
10.16 (12)*	Summary of 2005 base salary and 2004 bonuses payable to Named Executive Officers
10.17 (15)*	Summary of compensation payable to directors.
10.17 (10)	Loan and Security Agreement dated as of January 15, 2004 by and between Scientific Learning Corporation and Comerica Bank.
10.18 (14)	First Amendment to Loan and Security Agreement, dated as of September 29, 2004, by and between Comerica Bank and the Company, amending the Loan and Security Agreement filed as Exhibit 10.17.
10.19 (16)	Second Amendment to Loan and Security Agreement, dated as of December 2, 2005, by and between Comerica Bank and the Company, amending the Loan and Security Agreement filed as Exhibit 10.17.
10.20	Third Amendment to Loan and Security Agreement, dated as of September 5, 2006, by and between Comerica Bank and the Company, amending the Loan and Security Agreement filed as Exhibit 10.17.
10.21(1)†	Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California.
10.22 (9)	Amendment No. 3 to Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California, amending the agreement filed as Exhibit 10.13.
10.23	Amendment No. 4 to Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California, amending the agreement filed as Exhibit 10.13.
10.26 (9)	Lease, dated as of October 1, 2003, with Rotunda Partners II.
10.27 (1)	Securities Purchase Agreement, dated September 24, 1996, with Warburg, Pincus Ventures, L.P.
10.28(3)	Agreement to Issue Warrant and Grant of Security Interest dated as of March 9, 2001 by and between Scientific Learning Corporation and WPV, Inc.

10.29(3)	Warrant to Purchase 1,375,000 Shares of Common Stock of Scientific Learning Corporation.
10.30(4)	Stock Purchase Agreement dated November 9, 2001 between Scientific Learning Corporation and Warburg Pincus Ventures, L.P.
10.31(8)	Technology Transfer Agreement dated as of September 30, 2003 by and between the Company and Neuroscience Solutions Corporation (now renamed Posit Science Corporation) ("NSC").
10.32(8)	SLC License Agreement dated as of September 30, 2003 by and between the Company and NSC.
10.33(8)	NSC License Agreement dated as of September 30, 2003 by and between NSC and the Company.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer (Section 302).
31.2	Certification of Chief Financial Officer (Section 302).
32.1	Certification of Chief Executive Officer (Section 906).
32.2	Certification of Chief Financial Officer (Section 906).

(1)	Incorporated by reference to the exhibits previously filed with the Company's Registration Statement on Form S-1.
(2)	Incorporated by reference to the exhibits previously filed with the Company's Form 10-K for the year ended December 31, 1999
(3)	Incorporated by reference to exhibits previously filed with the Company's Form 8-K on March 12, 2001.
(4)	Incorporated by reference to the exhibits previously filed with the Company's Form 10-Q for the quarter ended September 30, 2001.
(5)	Incorporated by reference to the exhibits previously filed with the Company's Form 8-K on December 7, 2001.
(6)	Incorporated by reference to the exhibits previously filed with the Company's Form 8-K on June 7, 2002.
(7)	Incorporated by reference to the exhibits previously filed with the Company's Form 10-Q for the quarter ended June 30, 2003.
(8)	Incorporated by reference to the exhibits previously filed with the Company's Form 8-K on October 1, 2003.
(9)	Incorporated by reference to the exhibits filed with the Company's Form 10-Q for the quarter ended September 30, 2003.
(10)	Incorporated by reference to exhibits previously filed with the Company's Form 8-K on February 5, 2004.
(11)	Incorporated by reference to the exhibits previously filed with the Company's Form 10-Q for the quarter ended March 31, 2004.
(12)	Incorporated by reference to exhibits previously filed with the Company's Form 8-K filed on March 25, 2005.
(13)	Incorporated by reference to exhibits previously filed with the Company's Form 8-K filed on December 20, 2004.
(14)	Incorporated by reference to exhibits previously filed with the Company's Form 10-K for the year ended December 31, 2004.
(15)	Incorporated by reference to exhibits previously filed with the Company's Form 8-K filed on May 27, 2005.
(16)	Incorporated by reference to exhibits previously filed with the Company's Form 10-K for the year ended December 31, 2005.
(17)	Incorporated by reference to the exhibits previously filed with the Company's Form 10-Q for the quarter ended March 31, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCIENTIFIC LEARNING CORPORATION

By /s/ Robert C. Bowen
Robert C. Bowen
Chief Executive Officer

March 5, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Robert C. Bowen Robert C. Bowen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 5, 2007
/s/ Jane A. Freeman Jane A. Freeman	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)	March 5, 2007
/s/ Dr. Michael M. Merzenich Dr. Michael M. Merzenich	Director	March 5, 2007
/s/ Dr. Paula A. Tallal Dr. Paula A. Tallal	Director	March 5, 2007
/s/ Carleton A. Holstrom Carleton A. Holstrom	Director	March 5, 2007
/s/ Rodman W. Moorhead, III Rodman W. Moorhead, III	Director	March 5, 2007
/s/ Ajit Dalvi Ajit Dalvi	Director	March 5, 2007
/s/ Dr. Joseph Martin Dr. Joseph Martin	Director	March 5, 2007
/s/ Edward Vermont Blanchard, Jr. Edward Vermont Blanchard, Jr.	Director	March 5, 2007
/s/ David W. Smith David W. Smith	Director	March 5, 2007

Form 10-K

SCIENTIFIC LEARNING CORPORATION
300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 1, 2007

TO THE STOCKHOLDERS OF SCIENTIFIC LEARNING CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **SCIENTIFIC LEARNING CORPORATION**, a Delaware corporation, will be held on Friday, June 1, 2007, at 10:00 a.m. local time at our principal executive office at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040 for the following purposes:

1. To elect three directors.
2. To approve amendments to the Certificate of Incorporation and Bylaws to declassify the Board of Directors.
3. To approve our 1999 Equity Incentive Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 1,000,000 shares, to extend the term of this Plan to 2017, and to make other updating changes.
4. To approve our 1999 Employee Stock Purchase Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 500,000 shares.
5. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2007.
6. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 6, 2007, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



LINDA L. CARLONI
Vice President, General Counsel
and Secretary

Oakland, California
May 1, 2007

All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

SCIENTIFIC LEARNING CORPORATION

300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
June 1, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Scientific Learning Corporation is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intends to mail this proxy statement and accompanying proxy card on or about May 1, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 6, 2007 will be entitled to vote at the annual meeting. On this record date, there were 17,076,471shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 6, 2007 your shares were registered directly in your name with Scientific Learning's transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 6, 2007, your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are five matters scheduled for a vote:

- Election of three directors.
- Approval of amendments to our Certificate of Incorporation and Bylaws to declassify the Board of Directors.
- Approval of our 1999 Equity Incentive Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 1,000,000 shares, to extend the term of this Plan to 2017, and to make other updating changes.

- Approval of our 1999 Employee Stock Purchase Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 500,000 shares.

- Ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2007.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote from any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.

- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Scientific Learning. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, if your broker or bank offers this, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 6, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director and "For" all the other specific proposals listed above. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment, subject to compliance with applicable SEC rules.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. We have not engaged a third party proxy solicitor.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy. If you are not a stockholder of record, you should follow the instructions of your broker or bank. If you are a stockholder of record, you may revoke your proxy at any time before the final vote at the meeting in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may, prior to the date of the annual meeting, send a written notice that you are revoking your proxy to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

If you wish to suggest a candidate to be nominated by the Board of Directors at next year's annual meeting, you must contact the Board's Nominating and Corporate Governance Committee no later than December 1, 2007. If you wish to submit a proposal for the annual meeting, your proposal must be submitted in writing to Scientific Learning's Secretary at 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040. To be considered for inclusion in next year's proxy materials, the proposal must be submitted by January 1, 2008. Nominations for directors and proposals not to be included in the proxy materials must be submitted between February 1 and March 2, 2008. You are also advised to review our Bylaws and the Board's Director Nominations process, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For," "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will be counted towards the total number of shares entitled to vote for each proposal (other than the election of directors), and will, therefore, have the same effect as "Against" votes. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum but will not be counted towards the total number of shares entitled to vote (other than regarding the proposed amendments to the Certificate of Incorporation and Bylaws).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange ("NYSE") on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. We believe that Proposals 1 and 5 will be considered discretionary items and that Proposals 2, 3 and 4 will be considered non-discretionary items.

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2 (approval of amendments to our Certificate of Incorporation and Bylaws to declassify the Board of Directors) must receive a "For" vote from 66-2/3% of the outstanding shares of our Common Stock. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will also have the same effect as an "Against" vote.
- To be approved, Proposal No. 3 (approval of our 1999 Equity Incentive Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 1,000,000 shares, to extend the term of the Plan to 2017, and to make other updating changes) must receive a "For" vote from a majority of the shares present and entitled

to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the outcome of the voting.

- To be approved, Proposal No. 4 (approval of our 1999 Employee Stock Purchase Plan, as amended to increase the aggregate number of shares authorized for issuance thereunder by 500,000 shares) must receive a "For" vote from a majority of the shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the outcome of the voting.

- To be approved, Proposal No. 5 (ratification of the selection of Ernst & Young as our independent registered public accountants for 2007) must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the outcome of the voting.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 17,076,471 shares outstanding and entitled to vote.

Your shares will be counted for purposes of determining the presence or absence of a quorum only if you submit a valid proxy vote (or one is submitted for you) or if you vote in person at the meeting. Abstentions and broker non-votes will also be counted towards determining whether a quorum exists. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. We plan to publish final voting results in our quarterly report on Form 10-Q for the second quarter of 2007.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation and Bylaws presently provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. The Board of Directors has approved and in Proposal 2 the stockholders are asked to approve, amendments to the Certificate of Incorporation and Bylaws so that the Board will be declassified and, after a transition period, all directors will be elected each year for one year terms.

The Board is presently composed of nine members. There are three directors in the class whose term of office expires in 2007. Of the nominees for election to this class, all are currently directors and were previously elected by the stockholders. If elected at the Annual Meeting,

- Assuming that Proposal 2 is adopted by the necessary vote, each of the nominees will serve until the 2008 annual meeting and until his successor is elected and qualified, or until such director's earlier death, resignation or removal.
- Assuming that Proposal 2 is not adopted by the necessary vote, each of the nominees will serve until the 2010 annual meeting and until his successor is elected and qualified, or until such director's earlier death, resignation or removal.

Except as otherwise required by applicable law, vacancies on the Board may be filled only by a majority of the remaining directors. Presently, a director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified. If Proposal 2 is adopted by the stockholders, a director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve until the 2008 annual meeting and until such director's successor is elected and qualified.

Our policy is to invite all directors to attend the Annual Meetings of the stockholders, but their attendance is not required. Mr. Bowen attended the 2006 Annual Meeting. Historically, few if any stockholders other than employees have attended the Annual Meeting in person.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting, with ages shown as of March 31, 2007.

NOMINEES FOR ELECTION AT THE 2007 ANNUAL MEETING

Robert C. Bowen, age 65, joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive and officer of National Computer Systems, a provider of educational assessment and administrative software and services. His last assignment there, from 1995 to 2001, was as President of NCS Education, a provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC, in 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education prior to joining us. Previously, Mr. Bowen held senior executive positions with other education and publishing companies, including seventeen years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

Joseph B. Martin, MD, PhD, age 68, became a member of our Board of Directors in July 2000. He has served as the Dean of the Faculty of Medicine and Caroline Shields Walker Professor of Neurobiology and Clinical Neuroscience at Harvard Medical School since 1997. From 1993 to 1997, Dr. Martin was the Chancellor of UCSF. Since 1997, he has served as trustee of the Massachusetts Biomedical Research Corporation. Dr. Martin is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Martin also serves as a director of Cytyc Corporation and Baxter International Inc. He holds a BS from Eastern Mennonite College, an MD from the University of Alberta and a PhD in Anatomy from the University of Rochester.

Edward Vermont Blanchard, Jr., age 55, joined us as a director in November 2002. Since December 2004, Mr. Blanchard has been a Senior Advisor to Bear Stearns merchant banking, the private equity affiliate of the Bear Stearns Companies Inc. Mr. Blanchard is also a member of the Board of Directors of Ironshore Inc., a Bermuda-based specialty property/casualty insurance company. From 1986 through 1999, Mr. Blanchard worked in investment banking for Merrill Lynch & Co., from 1990 through 1999 as a Managing Director specializing in mergers and acquisitions for financial institutions. Mr. Blanchard is a Trustee of the American Folk Art Museum and the Yorkville Common Pantry. Mr. Blanchard holds a BA from Harvard College and an MBA from the University of North Carolina at Chapel Hill.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2008 ANNUAL MEETING

Dr. Michael M. Merzenich, age 64, is one of our founders. He has been a director since inception and served as our Chief Scientific Officer from November 1996 to January 2003. During 1996, Dr. Merzenich served as our CEO and President. During 1997, Dr. Merzenich worked full-time with us during a sabbatical from his faculty position at the University of California, San Francisco ("UCSF"). Since 1971, Dr. Merzenich has been a member of the faculty, and since 1980 a full professor, in Neuroscience, Physiology, Biomedical Engineering and Otolaryngology at UCSF. He is currently the Francis A. Sooy Professor of Otolaryngology at UCSF. During 2004, Dr. Merzenich was on sabbatical from UCSF and worked full-time with Posit Science Corporation, which has licensed certain technology from us and is developing neuroscience based products for healthcare applications. Dr. Merzenich is presently the Chief Scientific Officer and a member of the Board of Directors of Posit. Dr. Merzenich has more than 25 years of experience in managing large, multidisciplinary brain science/behavior/engineering research projects that have led to commercial products and numerous publications and awards. In May 1999, Dr. Merzenich was elected a member of the National Academy of Sciences for distinguished and continuing achievements in original research. Dr. Merzenich holds a BS in General Science from the University of Portland and a PhD in Physiology from The Johns Hopkins University, with additional training from the University of Wisconsin.

Rodman W. Moorhead III, age 63, has been a director since June 1998, and is our lead Director. Mr. Moorhead is retired from Warburg Pincus, a global private equity firm (or its predecessors), where he was employed since 1973. His last position at Warburg Pincus was as Senior Advisor and Managing Director. Mr. Moorhead was nominated to our Board in accordance with rights held by Warburg Pincus Ventures ("Ventures"), relating to an equity agreement. As long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Moorhead, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Moorhead or such other individual to be elected to the Board. Mr. Moorhead is a director of Coventry Health Care, Inc. He is Chairman of the Board of The Taft School, a member of the Overseers' Committee on University Resources at Harvard College, Co-Chairman of Stroud Water Research Center, and trustee of the Brandywine Conservancy. Mr. Moorhead holds an AB in Economics from Harvard College and an MBA from Harvard Business School.

David W. Smith, age 62, became a member of our Board of Directors in July 2004. Mr. Smith currently serves as Executive Chair at Plato Learning, Inc., a publicly held educational software company. Before being appointed Executive Chair, he served Plato as the Interim CEO from November 2004 to March 1, 2005, and before that, as a Business Consultant. From September 2000 to December 2002, Mr. Smith was Chief Executive Officer of NCS Pearson, a provider of products, services and technologies to customers in education, government, and business. He also served as President of the NCS Assessment and Testing Services from April 1988 to September 2000. Prior to NCS, Mr. Smith was a senior executive with McGraw Hill Corporation's Training Systems and College Divisions which publish professional, technical and scholarly books and materials. Mr. Smith serves on the Boards of Directors of Capella Education Company, Inscape Publishing, and Plato Learning. Mr. Smith holds an MBA from the University of Iowa, as well as a BA and MA from Southern Illinois University.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

Ajit M. Dalvi, age 64, has been a director since July 2000. He is a former senior media executive and recognized cable industry expert in business, marketing and branding strategy, and is currently a business consultant. He joined Cox Communications in 1982 as its first Marketing Director. He served for 17 years on Cox's senior management team and retired as the Senior Vice President for Strategy and Programming in June 1999. Mr. Dalvi holds a BA from the University of Bombay and an MBA from the Indian Institute of Management.

Carleton A. Holstrom, age 71, is one of our founders and has been a director since February 1996. From February 1996 to January 1997, Mr. Holstrom also served as our Chief Financial Officer. Mr. Holstrom retired in 1987 as Senior Vice President-Finance of The Bear Stearns Companies. He is a director of Protalex, Inc., a development stage biopharmaceutical drug development company, and of the Custodial Trust Company, and a trustee, overseer or director of a number of non-profit organizations. Mr. Holstrom has served as a member of the Board of Trustees and Board of Governors of Rutgers, the State University of New Jersey, including as chairman and vice-chairman of both. For more than five years, until 2005, he was a member of the Board of Overseers of the College of Letters and Sciences at the University of Wisconsin at Madison. Mr. Holstrom holds a BS in Economics from the University of Wisconsin at Madison and an MA in Economics from Rutgers.

Dr. Paula A. Tallal, age 59, is one of our founders. She has served as a director since inception. She also served as our Executive Vice President from January 1996 until December 2000 and as Chairman of the Board of Directors from January 1996 until November 2000. During 1997, Dr. Tallal worked full-time with us during a sabbatical from her faculty position at Rutgers; she continues to consult with us pursuant to a consulting agreement. Dr. Tallal also consults for Posit Science Corporation, which has licensed certain technology from us. Since 1988, Dr. Tallal has served as co-director of the Center for Molecular and Behavioral Neuroscience at Rutgers. In 2001, Dr. Tallal was named a Board of Governors Professor in Neuroscience by Rutgers University. Dr. Tallal is an active participant in many scientific advisory boards and governmental committees for both developmental language disorders and learning disabilities. Dr. Tallal has over 25 years experience managing multi-site, multi-disciplinary federally funded contracts and grants that have resulted in over 150 publications, as well as national and international honors. Dr. Tallal holds a BA in Art History from New York University and a PhD in Experimental Psychology from Cambridge University with additional training from The Johns Hopkins University.

INDEPENDENCE OF THE BOARD OF DIRECTORS

The Nasdaq Stock Market ("Nasdaq") listing standards require that a majority of the members of a listed company's Board of Directors qualify as "independent," as affirmatively determined by the Board of Directors. After review of all relevant transactions and relationships between each director, or certain of his or her family members, and us, our senior management and our independent auditors, the Board affirmatively has determined that Mr. Blanchard, Mr. Dalvi, Mr. Holstrom, Dr. Martin, Mr. Moorhead and Mr. Smith are independent directors within the meaning of the applicable Nasdaq listing standards. In connection with the independence determination, the following relationships between the Company and the directors determined to be independent were considered:

- Mr. Holstrom is one of our founders, and from February 1996 to January 1997, Mr. Holstrom served as our Chief Financial Officer.
- Mr. Dalvi has a consulting relationship with a vendor from which we purchased market research services in 2006 at a price of less than $30,000.
- Until his recent retirement, Mr. Moorhead was affiliated with the Warburg Pincus entities, one of which is our largest shareholder. In 2001, WPV, Inc, a Warburg Pincus entity, provided a guaranty for a $15 million line of credit for us. In consideration of the guaranty, we issued WPV a warrant to purchase 1,375,000 shares of our common stock with an exercise price of $8.00, expiring March 9, 2008. The estimated value of the warrants was $3.6 million as of the date of issuance. The guaranty was secured by a security interest in our assets. After several amendments, the guaranty and a subsequent letter of credit, expired in July 2004. Also in 2001, Warburg Pincus purchased 4,000,000 shares of our common stock at a purchase price of $1.25 per share in a private placement.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors met five times during the last fiscal year. All directors attended at least 75% of the aggregate of the meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively, except for Dr. Martin, who attended 56% of such meetings.

Robert C. Bowen, our CEO, is also presently the Chair of our Board. Our corporate governance principles provide that when the CEO is the Chair of the Board, the Board will also elect a Lead Director from the independent members of the Board. Currently, Rodman W. Moorhead, III is our Lead Director.

Our Board has five committees: an Audit Committee, a Compensation Committee, a Marketing Committee, a Nominating and Corporate Governance Committee, and a Science and Research Committee. The following table provides membership and meeting information for 2006 for each of the Board committees:

Director	Audit Committee	Compensation Committee	Marketing Committee	Nominating and Corporate Governance Committee	Science and Research Committee
Robert C. Bowen			Member	Ex-officio	
Edward Vermont Blanchard, Jr.	Chair				
Ajit Dalvi	Member		Chair		Member
Carleton A. Holstrom	Member	Member		Member	
Joseph B. Martin, MD					Chair
Michael M. Merzenich					Member
Rodman W. Moorhead III		Chair		Chair	
David W. Smith		Member	Member	Member	
Paula A. Tallal			Member	Member	Member
Total meetings in 2006	6	5	4	3	4

Below is a description of each committee of the Board of Directors. The charter of each committee can be found at our corporate website, on the World Wide Web, at scientificlearning.com/corporategovernance.

AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. To achieve this, the Audit Committee evaluates the performance and assesses the qualifications of the independent registered public accounting firm (the "Auditors"); determines and approves the engagement of the Auditors; determines whether to retain or terminate the existing Auditors or to appoint and engage new Auditors; reviews and approves the retention of the Auditors to perform any proposed permissible non-audit services; pre-approves all compensation to be paid to the Auditors; confers with management and the Auditors regarding the scope, quality and effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; and discusses with management and the Auditors the results of the annual audit and our quarterly financial statements.

The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A) of the Nasdaq listing standards). The Board of Directors has determined that Mr. Blanchard and Mr. Holstrom each qualifies as an "audit committee financial expert," as defined in applicable SEC rules, based on a qualitative assessment of their knowledge and experience.

COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors oversees our compensation policies, plans and programs. The Compensation Committee reviews and approves our overall compensation strategy, including corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; considers the recommendation of our Chief Executive Officer and makes all determinations with respect to the compensation and other terms of employment of the other executive officers; makes recommendations to the full Board with respect to compensation of the members of the Board of Directors; and administers our employee equity plans. The Committee also has a Single Person Equity Grant Committee, which is composed of Mr. Bowen and may award equity grants to employees who are not officers, subject to numerical limits and other parameters established by the Compensation Committee from time to time. The Board of Directors has determined that all members of our Compensation Committee are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards.

MARKETING COMMITTEE

The Marketing Committee of the Board of Directors provides oversight of our marketing strategy and its implementation. The Marketing Committee assists in defining our strategic marketing goals and objectives, reviews our marketing strategy, plan, resources and research, offers advice and counsel with respect to marketing staffing and organization, and reviews and advises on our business model.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Board of Directors oversees the director nomination process and our corporate governance functions. The Committee has the primary responsibility for identifying, reviewing and evaluating candidates to serve as directors, consistent with criteria approved by the Board. The Committee recommends to the Board candidates for election to the Board of Directors, makes recommendations to the Board regarding the membership of the committees of the Board, and assesses the independence of directors. The Board has determined that Mr. Holstrom, Mr. Moorhead and Mr. Smith are independent, as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards; Dr. Tallal is not independent. Mr. Bowen serves on the Committee in an advisory, non-voting capacity.

The Board has established guidelines for evaluating nominees for director. The qualifications that the Board seeks include: the highest standards of personal and professional ethics and integrity; demonstrated excellence and leadership in the candidate's field of endeavor; commitment to, and experience and expertise in, strategic and independent thinking; and a demonstrated ability to ask critical questions and to exercise sound business judgment. The Board seeks to include a diverse spectrum of expertise and experience, with each director bringing to the Board experience or knowledge in one or more fields that contributes to the effectiveness of the Board. The Board also considers the candidate's commitment to staunchly representing the long-term interests of our stockholders, as well as the candidate's willingness and ability to devote sufficient time to carrying out his or her duties and responsibilities and to serve on the Board for at least five years. The Board may modify these guidelines from time to time and will consider other factors as appropriate.

The Nominating and Corporate Governance Committee seeks nominees through a variety of sources, including suggestions by directors and management, business contacts of Committee members and other directors, recommendations from the Company's stockholders (as further described below), and such other sources as the Committee believes appropriate. The Committee may also retain a search firm if the Committee believes that to be appropriate. The Committee will consider the general guidelines summarized above, the current composition of the Board, which areas of qualification and expertise would best enhance the composition of the Board, the experience, expertise and other qualifications of candidates, the number of other commitments of candidates, whether the candidate would qualify as independent under applicable rules, and such other considerations as the Committee believes to be appropriate. The Committee has the flexibility to determine the most appropriate interviewing and referencing process. The Committee recommends nominees to the independent members of the Board. A majority of the independent members of the Board select the nominees. These nominations are then submitted for ratification by the full Board.

The Nominating and Corporate Governance Committee will also consider director candidates recommended by stockholders. To date, the Committee has not received any director nominee from stockholders, other than from stockholders who are currently represented on the Board. The Committee evaluates all recommended candidates, in the same manner and using the same minimum criteria (set forth above), whether the candidate was recommended by a stockholder, the board or otherwise. The Committee will also evaluate whether candidates recommended by stockholders are identified with any particular issue to such an extent that the candidate's ability to effectively represent all of the stockholders on a broad variety of issues might be compromised. Stockholders who wish to recommend individuals for consideration by the Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Corporate Secretary at our principal executive office at least six months before the next annual meeting. Submissions must include the candidate's name, contact information and biographical information; a description of any relationships between the stockholder making the suggestion and the candidate; any information that would be required to be disclosed about the candidate in the proxy statement if the candidate is nominated by the Board; the candidate's consent to a background review by the Committee and to being included in the proxy statement if nominated; and the name and contact information of the stockholders who recommended the nominee, and the number of shares of our stock held by those stockholders.

SCIENCE AND RESEARCH COMMITTEE

The Science and Research Committee of the Board provides guidance and oversight with respect to our scientific and research activities and reviews and approves our strategy and policy on scientific and research matters. The Committee reviews our research plans, ongoing research projects, interactions with academic and independent research organizations, research resources, and presentation of the results of research. The Committee also provides input on emerging science that may impact our products and market and reviews our policies on research matters, including policies relating to ethics, research misconduct, and human subjects.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Our Board has adopted a formal process by which stockholders may communicate with the Board or any director. This information is available on our website on the World Wide Web at scientificlearning.com/corporategovernance.

CODE OF ETHICS

We have adopted the Scientific Learning Corporation Policies on Business Ethics, which apply to all officers, directors and employees. The policies are available on our website at the address stated above. If we make any substantive amendments to these Policies or grants any waiver from the Policies to any executive officer or director, the Board must approve such waivers or amendments. As required by law, within four business days of any amendment to or waiver of these policies that applies to an executive officer, we will disclose the nature of the amendment or waiver on our website or in a Form 8-K.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

This Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The Audit Committee oversees the financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal and disclosure controls. In fulfilling its oversight responsibilities, the Audit Committee reviews the audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee has reviewed and discussed our audited financial statements for the year ended December 31, 2006 with management. In addition, the Audit Committee discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communication with Audit Committees).

The Audit Committee has also received and reviewed the written disclosure letter from Ernst & Young LLP regarding the auditors' independence, as required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed the independence of Ernst & Young LLP with them.

Based upon this review and discussion, the Audit Committee has recommended to the Board of Directors that our audited financial statements for the year ended December 31, 2006 be included in our Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the Securities and Exchange Commission.

From the members of the Audit Committee of Scientific Learning Corporation.

Edward Vermont Blanchard, Jr., Chair
Ajit M. Dalvi
Carleton A. Holstrom

Proposal 2

AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS TO DECLASSIFY THE BOARD OF DIRECTORS

Our Amended and Restated Certificate of Incorporation and Bylaws currently provide for the classification of the Board of Directors into three classes designated as Class I, Class II and Class III, with the term of office of each class being three years. Our Board of Directors has approved, and recommends your approval of, amendments to the Certificate of Incorporation and the Bylaws that would provide for the phased-in elimination of the classification of the Board and result in the annual election of all directors to one-year terms.

These amendments are the result of the ongoing review of our corporate governance policies by our Nominating and Corporate Governance Committee and our Board. In making its recommendation, the Board and the Committee considered carefully the advantages of both classified and declassified board structures. A classified board of directors can promote continuity and enhance the stability of the board, encourage a long-term perspective on the part of directors and reduce a company's vulnerability to coercive takeover tactics. The Board recognized these advantages but concluded that they were outweighed by the advantages of the stockholders' ability to evaluate all directors annually and of our adoption of a structure that is considered by many investors to be a "best practice" in corporate governance.

Under the proposed amendments, all directors standing for election would be elected for one-year terms as follows:

- The three directors elected at the 2007 Annual Meeting will be elected for a term expiring at the 2008 Annual Meeting and until their successors are elected and qualified. The six directors not standing for election at the 2007 Annual Meeting will complete the remaining portions of their three-year terms.
- At the 2008 Annual Meeting, six directors will stand for election, and will be elected for a term expiring at the 2009 Annual Meeting and until their successors are elected and qualified.
- Starting with the 2009 Annual meeting, all nine directors will stand for election, and will be elected for a term of one year, and until their successors are elected and qualified.
- Any director elected to fill a vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, will hold office until the next Annual Meeting of Stockholders and until his or her successor is elected and qualified.

If the proposed amendment is not approved by stockholders, the Board will retain its current classified structure, and the directors elected at the 2007 Annual Meeting will be elected for a three-year term expiring in 2010. All other directors will continue in office for the remainder of their full three-year terms, subject to their early retirement, resignation, removal or death.

The proposed amendments to our Amended and Restated Certificate of Incorporation and Bylaws are set forth in Appendix 1 to this Proxy Statement with deletions indicated by strikeouts and additions indicated by underlining.

Vote Required

Approval of this proposal requires the affirmative vote of 66 2/3% of the outstanding shares of our common stock entitled to vote on the proposal.

The Board Of Directors Recommends A Vote In Favor Of Proposal 2

PROPOSAL 3

APPROVAL OF THE 1999 EQUITY INCENTIVE PLAN, AS AMENDED

Most of our compensatory equity grants made to date have been made under our 1999 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, we have granted incentive and nonqualified stock options to employees, directors and consultants, granted stock awards to directors in payment of director fees, and granted restricted stock units to employees. As of March 20, 2007, awards (net of canceled or expired awards) covering an aggregate of 5,299,595 shares of our Common Stock had been granted under the Incentive Plan. 193,071 shares of Common Stock (plus any shares that might in the future be returned to the Incentive Plan as a result of cancellations or expiration of awards) remained available for future grant under the Incentive Plan.

In March 2007, subject to stockholder approval, the Board of Directors adopted amendments to the Incentive Plan as summarized below:

- To increase the number of shares authorized under the Incentive Plan by 1,000,000 shares, for a total of 6,492,666 shares. The Board believes that equity incentive compensation remains an important element of our overall compensation strategy, and that additional shares are needed to enable us to continue to attract, retain and motivate the talent we need to execute our growth plans.
- To extend the term of the Incentive Plan to March 2017. The Incentive Plan presently expires in March 2009. The Board believes that equity compensation will remain important to us after 2009, and that, since the Plan is now being submitted to stockholders to increase the number of shares authorized, this is an appropriate and efficient time to approve this extension.
- To change the definition of fair market value of the Common Stock under the Incentive Plan (when the Common Stock is publicly traded on an established market) from the closing price on the date prior to the grant date to the closing price on the grant date. The Board believes that this new definition is an improvement because it corresponds to emerging best practices.
- To permit the net exercise of options that may be granted in the future under the Incentive Plan. Net exercise permits an optionee to direct us to withhold shares upon the exercise of the option to pay the exercise price, so that on exercise the optionee receives shares equal in value only to the "spread" – the difference between the market value of the shares exercised on the date of exercise and the option exercise price. The Board believes that permitting this additional flexibility is a valuable addition to our option program.
- To clarify that upon certain corporate transactions, an adjustment in the shares and exercise prices under the Incentive Plan is mandatory rather than permissive. This changes is intended to avoid potential problems in valuing options under recent accounting interpretations.

Stockholders are requested in this Proposal 3 to approve the Incentive Plan, as amended. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the Incentive Plan. If the Incentive Plan, as amended, is not approved, only 193,071 shares (plus any shares that might in the future be returned to the Incentive Plan as a result of cancellations or expiration of awards) will be available for future grant under the Incentive Plan.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 3.**

A COPY OF THE INCENTIVE PLAN, AS AMENDED, IS ATTACHED AS APPENDIX 2 TO THESE PROXY MATERIALS. THE ESSENTIAL FEATURES OF THE INCENTIVE PLAN, AS AMENDED, ARE OUTLINED BELOW:

GENERAL

The Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, stock bonuses, restricted stock units and restricted stock purchase awards (collectively "awards"). Incentive stock options granted under the Incentive Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Incentive Plan are not intended to qualify as incentive stock options under the Code. Stock appreciation rights granted under the Incentive Plan may be tandem rights, concurrent rights or independent rights. See "Federal Income Tax Information" for a discussion of the tax treatment of awards. To date, we have granted stock options, stock bonuses and restricted stock units under the Incentive Plan. On March 20, 2007, the closing price of our Common Stock as reported on the Nasdaq Global Market was $6.96 per share.

PURPOSE

The Board adopted the Incentive Plan to assist us in retaining the services of employees, directors and consultants, in securing and retaining the services of persons capable of filling such positions and in providing incentives for those persons to exert maximum efforts for our success. All of our approximately 200 employees, as well as our directors and consultants and those of our affiliates, are eligible to participate in the Incentive Plan.

ADMINISTRATION

The Board has delegated administration of the Incentive Plan to the Compensation Committee of the Board. Except as described below and subject to the provisions of the Incentive Plan, the Compensation Committee has the power to construe and interpret the Incentive Plan and to determine the persons to whom and the dates on which awards will be granted, the number of shares of Common Stock to be subject to each award, the time or times during the term of each award within which all or a portion of such award may be exercised, the exercise price, the type of consideration and other terms of the award. A Single-Person Equity Grant Committee, composed of Mr. Bowen, our CEO, is authorized to grant equity awards to non-officer employees and consultants, subject to parameters established by the Compensation Committee. As used herein with respect to the Incentive Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

The regulations under Section 162(m) of the Code require that the directors who serve as members of the Compensation Committee must be "outside directors." The Incentive Plan provides that, in the Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from Compensation Committee directors who are (i) our current employees or employees of an affiliate; (ii) former employees of us or an affiliate receiving compensation for past services (other than benefits under tax-qualified pension plan); (iii) current and former officers of us or an affiliate; (iv) directors currently receiving direct or indirect remuneration from us or an affiliate in any capacity (other than as a director); and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m).

STOCK SUBJECT TO THE INCENTIVE PLAN

Subject to stockholder approval of this Proposal, 6,492,666 shares of Common Stock are reserved for issuance under the Incentive Plan, less any shares that may be subject to awards or issued under our Milestone Equity Incentive Plan. The Milestone Plan is substantially similar to the Incentive Plan, but in some circumstances provides more flexibility with respect to the vesting schedule and the exercise price of options. To date, no options or other awards have been granted under the Milestone Plan. If awards granted under the Incentive Plan expire or otherwise terminate without being exercised, the shares of Common Stock not acquired pursuant to such awards again become available for issuance under the Incentive Plan.

ELIGIBILITY

Incentive stock options and related stock appreciation rights may be granted under the Incentive Plan only to our employees and employees of our affiliates. Our employees, directors, and consultants and those of our affiliates are eligible to receive all other types of awards under the Incentive Plan.

No incentive stock option may be granted under the Incentive Plan to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of us or any affiliate of us, unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under the Incentive Plan and all other stock compensation maintained by us and our affiliates) may not exceed $100,000.

No employee may be granted during any calendar year options and stock appreciation rights exercisable for more than 1,400,000 shares of Common Stock under the Incentive Plan (the "Section 162(m) Limitation").

DEFINITION OF FAIR MARKET VALUE

Under the Incentive Plan, subject to the approval of this Proposal 3 by the stockholders, if the Common Stock is traded on a stock exchange, Nasdaq market, or the OTC bulletin board, the fair market value of the stock for purposes of the Incentive Plan is the closing price of the stock on that market on the day that fair market value is being measured, or if there is no closing sales price for that day, on the immediately prior trading day on which there was a closing sales price. Prior to this amendment, in these circumstances fair market value was the closing price of the stock on that market on the trading day prior to date of the determination (or if no sales were reported, the closing bid). If the Common Stock is not publicly traded as described above then fair market value is determined in good faith by the Board.

TERMS OF OPTIONS

The following is a description of the permissible terms of options granted under the Incentive Plan. Individual option grants may be more restrictive as to any or all of the permissible terms described below.

Exercise Price; Payment. The exercise price of an option may not be less than 100% of the fair market value of the stock subject to the option on the date of the grant and, in some cases (see "Eligibility" above), the exercise price of an incentive stock option may not be less than 110% of such fair market value.

The exercise price of options granted under the Incentive Plan must be paid either in cash at the time the option is exercised or at the discretion of the Board, (i) by delivery of our Common Stock, (ii) pursuant to a deferred payment arrangement, or (iii) in any other form of legal consideration acceptable to the Board. In addition, under the "net exercise" arrangement that is subject to approval in this Proposal 3, an optionee may direct us to withhold shares upon the exercise of the option to pay the exercise price, so that on exercise the optionee receives shares equal in value to the difference between the market value of the shares exercised on the date of exercise and the option exercise price.

Option Exercise. Options granted under the Incentive Plan may become exercisable in cumulative increments ("vest") as determined by the Board. Shares covered by currently outstanding employee options under the Incentive Plan generally vest at the rate of 1/48th per month during the participant's employment by us or an affiliate (collectively, "service"). Different vesting schedules, including fully vested options, have been used for directors and consultants and from time to time for employees. Shares covered by options granted in the future under the Incentive Plan may be subject to different vesting terms. The Board has the power to accelerate the time during which an option may be vested or exercised. In addition, options granted under the Incentive Plan may permit exercise prior to vesting, but in such event the participant may be required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares, generally at their exercise price, should the participant's service terminate before vesting. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing us to withhold a portion of the stock otherwise issuable to the participant, by delivering shares of our Common Stock that are already owned by the optionee, or by a combination of these means.

Term. The maximum term of options under the Incentive Plan is 10 years, except that in certain cases (see "Eligibility") the maximum term may be five years. Options under the Incentive Plan generally terminate three months after termination of the participant's service unless (i) such termination is due to the participant's permanent and total disability, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, or within three months after termination of such service, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) within 18 months of the participant's death by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service. Shares subject to options that expire without being exercised are forfeited.

Terms of Restricted Stock Units

Consideration for Units. When a restricted stock unit is granted under the Incentive Plan, the Board determines the consideration to be paid, if any upon delivery of the Common Stock subject to the restricted stock unit. Such consideration may be paid in any form permitted by law. To date, restricted stock units granted have not required any consideration to be paid for the Common Stock.

Vesting. Restricted stock units under the Incentive Plan may, but need not be, subject to a vesting schedule, such that shares of Common Stock will become issuable on settlement of the units in installments, in accordance with a schedule as determined by the Board. To date, our restricted stock units have vested over approximately four years in installments, with 25% vesting one year after the vesting commencement date and 12.5% vesting every six months over the next 36 months. Shares covered by restricted stock units granted in the future under the Incentive Plan may be subject to different vesting terms. Upon a participant's termination of service with us, generally any portion of a restricted stock unit grant that has not vested is forfeited.

Settlement. Restricted stock unit awards under the Incentive Plan are denominated in shares of Common Stock and settled by the delivery of those shares. To date all restricted stock unit awards are denominated in Common Stock on a one-for-one basis.

Terms of Stock Bonuses and Purchases of Restricted Stock

Payment. The Board determines the purchase price under a restricted stock purchase agreement, subject to the general limitation that the price be not less than 85% of the fair market value of the stock. The purchase price of stock acquired pursuant to a restricted stock purchase agreement under the Incentive Plan must be paid at the time of purchase either in cash at or at the discretion of the Board, (i) by delivery of shares of our Common Stock that are already owned by the participant, (ii) pursuant to a deferred payment arrangement, or (iii) in any other form of legal consideration acceptable to the Board. The Board may award stock bonuses in consideration of past services without a purchase payment.

Vesting. Shares of stock sold or awarded under the Incentive Plan may, but need not be, subject to our repurchase option in accordance with a vesting schedule as determined by the Board.

Stock Appreciation Rights

The Incentive Plan authorizes three types of stock appreciation rights.

Tandem Stock Appreciation Rights. Tandem stock appreciation rights are tied to an underlying option and require the participant to elect whether to exercise the underlying option or to surrender the option for an appreciation distribution equal to the market price of the vested shares purchasable under the surrendered option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of tandem stock appreciation rights may, at the Board's discretion, be made in cash, in shares of stock, or in a combination of cash and stock.

Concurrent Stock Appreciation Rights. Concurrent stock appreciation rights are tied to an underlying option and are exercised automatically at the same time the underlying option is exercised. The participant receives an appreciation distribution equal to the market price of the vested shares purchased under the option less the aggregate exercise price payable for such shares. Appreciation distributions payable upon exercise of concurrent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of stock, or in a combination of cash and stock.

Independent Stock Appreciation Rights. Independent stock appreciation rights are granted independently of any option and entitle the participant to receive upon exercise an appreciation distribution equal to the market price of a number of shares equal to the number of share equivalents to which the participant is vested under the independent stock appreciation right less the fair market value of such number of shares of stock on the date of grant of the independent stock appreciation right. Appreciation distributions payable upon exercise of independent stock appreciation rights may, at the Board's discretion, be made in cash, in shares of stock or a combination thereof.

RESTRICTIONS ON TRANSFER

A participant may not transfer an incentive stock option other than by will or by the laws of descent and distribution, and during the lifetime of the participant, only the participant may exercise an incentive stock option. A participant may not transfer nonstatutory stock options other than by will or by the laws of descent and distribution, or if the option agreement so provides, to certain family members or other related entities. Shares subject to repurchase by us under an early exercise stock purchase agreement or a restricted stock purchase agreement, rights under a stock bonus agreement, restricted stock units (prior to settlement) and stock appreciation rights are generally not transferable.

ADJUSTMENT PROVISIONS

Transactions not involving our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, subject to the approval of this Proposal 3, will result in a change in the class and number of shares of Common Stock subject to the Incentive Plan and outstanding awards. In that event, the Incentive Plan will be appropriately adjusted as to the class and the maximum number of shares of Common Stock subject to the Incentive Plan and the Section 162(m) Limitation, and outstanding awards will be adjusted as to the class, number of shares and price per share of Common Stock subject to such awards.

EFFECT OF CERTAIN CORPORATE EVENTS

The Incentive Plan provides that, in the event of our dissolution or liquidation, the sale of substantially all of our assets, specified types of merger, or other corporate reorganization (each, a "change in control"), any surviving corporation will be required to either assume awards outstanding under the Incentive Plan or substitute similar awards for those outstanding under the Incentive Plan. If any surviving corporation declines to assume outstanding awards or to substitute similar awards, then, with respect to participants whose service has not terminated, the vesting and the time during which such awards may be exercised will be accelerated and the awards will terminate if the participants do not exercise them before the change in control. The acceleration of an award in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

DURATION, AMENDMENT AND TERMINATION

The Board may suspend or terminate the Incentive Plan without stockholder approval or ratification at any time or from time to time. Unless sooner terminated, subject to the approval of this Proposal 3, the Incentive Plan will terminate on March 8, 2017. Without this amendment, the Incentive Plan would have expired May 17, 2009.

The Board may also amend the Incentive Plan at any time or from time to time; however, no amendment will be effective unless approved by our stockholders within 12 months before or after its adoption by the Board if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires stockholder approval in order for the Incentive Plan to satisfy Section 422 of the Code, if applicable, Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any securities exchange listing requirements); (ii) increase the number of shares reserved for issuance upon exercise of awards; or (iii) change any other provision of the Incentive Plan in any other way if such modification requires stockholder approval in order to comply with Rule 16b-3 of the Exchange Act or satisfy the requirements of Section 422 of the Code or any securities exchange listing requirements. The Board may submit any other amendment to the Incentive Plan for stockholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees.

FEDERAL INCOME TAX INFORMATION

The following is a summary of the effect of U.S. federal income taxation on the Incentive Plan participants and us. This summary does not discuss the income tax laws of any other jurisdiction in which the participant may reside.

Incentive Stock Options. Incentive stock options under the Incentive Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code. There generally are no federal income tax consequences to the participant or us by reason of the grant or exercise of an incentive stock option;

however, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds stock acquired through the exercise of an incentive stock option for at least two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss equal to the difference between the sales price and the exercise price of the stock.

Generally, if the participant disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the stock's fair market value on the date of exercise over the exercise price or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain upon the disqualifying disposition will be a capital gain, which will be long-term or short-term depending on whether the stock was held for more than one year.

To the extent the participant recognizes ordinary income by reason of a disqualifying disposition, we will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Nonstatutory Stock Options, Restricted Stock Purchase Awards and Stock Bonuses. Nonstatutory stock options, restricted stock purchase awards and stock bonuses granted under the Incentive Plan generally have the following federal income tax consequences:

There are no tax consequences to the participant or us by reason of the grant. Upon acquisition of the stock, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the stock's fair market value on the acquisition date over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed upon receipt of the stock. With respect to employees, we are generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules apply to participants who acquire stock subject to repurchase options who are subject to Section 16(b) of the Exchange Act.

Restricted Stock Units; Stock Appreciation Rights. No taxable income is realized upon the receipt of a restricted stock unit or stock appreciation right, but upon vesting of the restricted stock units (and delivery of the Common Stock for the vested units) or exercise of the stock appreciation right , the fair market value of the shares (or cash in lieu of shares) received must be treated as compensation taxable as ordinary income to the participant in that year. Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments or from the payment made on exercise of the stock appreciation right an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, Section 162(m) of the Code and the satisfaction of a reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income recognized by the participant.

Upon disposition of the stock, the participant will recognize a capital gain or loss equal to the difference between the selling price and the amount recognized as ordinary income upon acquisition of the stock. Such capital gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Potential Limitation on Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. Compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

Compensation attributable to restricted stock units, restricted stock and stock bonuses will qualify as performance-based compensation only if: (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied, and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount--or formula used to calculate the amount--payable upon attainment of the performance goal). To date our stock bonuses and restrict stock units do not meet the criteria required to be considered performance-based compensation under Section 162(m).

Deferred Compensation. Restricted stock unit awards are generally subject to the requirements of Code Section 409A. If Section 409A is violated, the fair market value of the restricted stock units will be subject to income tax immediately and to penalties equal to (i) 20% of the amount that is deemed to be deferred compensation and (ii) interest at a specified rate on the under-payment of tax that would have occurred if the restricted stock unit had been taxed in the year it was first deemed to be deferred compensation. Restricted stock unit awards granted under the Incentive Plan are intended to be exempt from Section 409A pursuant to the Section 409A short-term deferral rule.

NEW INCENTIVE PLAN BENEFITS

New plan benefits, if any, to any individual are not determinable as no new equity grants have been made under the Incentive Plan that are subject to the amended provisions of the Incentive Plan. However, equity grants made to the Named Executive Officers during 2006 are reflected in the Grants of Plan Based Awards table on page 32.

PROPOSAL 4

APPROVAL OF THE 1999 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED

Since 1999, we have had in place our 1999 Employee Stock Purchase Plan ("Purchase Plan"). The Purchase Plan is intended to be a tax-qualified plan under Section 423 of the Code. There are presently 700,000 shares of Common Stock reserved for issuance under the Purchase Plan. As of March 20, 2007 an aggregate of 617,676 shares of our Common Stock had been purchased under the Purchase Plan and 82,324 shares of Common Stock (plus any shares that might in the future be returned to the Purchase Plan as a result of cancellations or expiration of purchase rights) remained available for future grant under the Purchase Plan.

In March 2007, subject to stockholder approval, the Board of Directors adopted an amendment to the Purchase Plan increasing the number of shares authorized under the Purchase Plan by 500,000 shares, for a total of 1,200,000 shares. Most of the shares that remain available under the Purchase Plan are expected to be purchased in the next scheduled purchase in May 2007. The Board believes that the Purchase Plan helps align the interests of employees with those of the stockholders by giving employees the ability to purchase shares in a convenient manner and at a modest discount. The Board further believes that the Purchase Plan helps us recruit, maintain and motivate a broad group of our employees.

Stockholders are requested in this Proposal 4 to approve the Purchase Plan, as amended. The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting will be required to approve the Purchase Plan.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 4.**

A COPY OF THE PURCHASE PLAN, AS AMENDED, IS ATTACHED AS APPENDIX 3 TO THESE PROXY MATERIALS. THE ESSENTIAL FEATURES OF THE PURCHASE PLAN, AS AMENDED, ARE OUTLINED BELOW:

PURPOSE

The purpose of the Purchase Plan is to provide a means by which our employees (and employees of any parent or subsidiary of us designated by the Board to participate in the Purchase Plan) may be given an opportunity to purchase our Common Stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the our success. As of March 20, 2007, all of our approximately 200 employees were eligible to participate in the Purchase Plan, or would be eligible at the next entry date.

ADMINISTRATION

The Board has delegated administration of the Purchase Plan to the Compensation Committee of the Board. The Compensation Committee has the power to construe and interpret the Purchase Plan and the rights granted under it and, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase our Common Stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether any parent or subsidiary shall be eligible to participate in such plan. As used herein with respect to the Incentive Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself.

STOCK SUBJECT TO PURCHASE PLAN

Subject to approval of this Proposal 4, 1,200,000 shares of Common Stock are reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan terminate without being exercised, the Common Stock not purchased under such rights again becomes available for issuance under the Purchase Plan.

OFFERINGS

The Purchase Plan is implemented by offerings of rights to all eligible employees. The maximum length for an offering under the Purchase Plan is 27 months. Under the Purchase Plan, each offering is typically one year in duration and is divided into two "purchase periods" of six months in duration.

ELIGIBILITY

Any person who is customarily employed by us at least 20 hours per week and five months per calendar year (or by any or our parents or subsidiaries designated from time to time by the Board) on the first day of an offering period is eligible to participate in that offering under the Purchase Plan, provided such employee has been our employee for at least 10 days preceding the first day of the offering period.

Notwithstanding the foregoing, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or stock of our affiliates (including any stock which such employee may purchase under all outstanding rights and options), nor will any employee be granted rights that would permit him to buy more than $25,000 worth of stock (determined at the fair market value of the shares at the time such rights are granted) under all of our employee stock purchase plans in any calendar year.

PARTICIPATION IN THE PLAN

An eligible employee becomes a participant in the Purchase Plan by delivering to us, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions of up to 15% of the employee's total compensation during the purchase period.

PURCHASE PRICE AND PAYMENT

The purchase price per share at which shares are sold in an offering under the Purchase Plan is the lower of (a) 85% of the fair market value of a share of Common Stock on first day of the offering, or (b) 85% of the fair market value of a share of Common Stock on any purchase date.

The purchase price of the shares is accumulated by payroll deductions over the offering period. Under the current offering, a participant may increase or decrease his or her participation level only as of the beginning of the next purchase period. In addition, a participant may, during a purchase period, reduce his contributions to zero, or withdraw from the offering, as described below, and receive the accumulated payroll deductions. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with our general funds. A participant may not make any additional payments into such account.

PURCHASE OF STOCK

By executing an agreement to participate in the Purchase Plan, an employee is entitled to purchase shares under the Purchase Plan. In connection with offerings made under the Purchase Plan, the Board may specify a maximum number of shares any employee may be granted the right to purchase and the maximum aggregate number of shares that may be purchased pursuant to such offering by all participants. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number, the Board would make a pro rata allocation of shares available in a uniform and equitable manner. Unless the employee's participation is discontinued, his right to purchase shares is exercised automatically at the end of the purchase period at the applicable purchase price. See "Withdrawal" below.

WITHDRAWAL; TERMINATION OF EMPLOYMENT

While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to us a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable offering period.

Upon any withdrawal from an offering by an employee, we distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of stock on the employee's behalf during such offering, and such employee's interest in the offering is automatically terminated. The employee is not entitled to again participate in such offering. An employee's withdrawal from an offering does not have any effect upon such employee's eligibility to participate in subsequent offerings under the Purchase Plan.

Rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee's employment for any reason, and we distribute to such employee all of his or her accumulated payroll deductions, without interest.

RESTRICTIONS ON TRANSFER

Rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

DURATION, AMENDMENT AND TERMINATION

The Board may amend, suspend or terminate the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders if such approval is necessary for the Purchase Plan to satisfy applicable laws and regulations, including a change in who is eligible to participate in the Purchase Plan or an increase in the number of shares available for awards under the Purchase Plan. Rights granted before amendment or termination of the Purchase Plan will not be altered or impaired by any amendment or termination of such plan without consent of the person to whom such rights were granted.

ADJUSTMENT PROVISIONS

Adjustment provisions are similar to those described under "Adjustment Provisions" in Proposal 3.

EFFECT OF CERTAIN CORPORATE EVENTS

In the event of our dissolution, liquidation or specified type of merger then, as determined by the Board in its sole discretion; (i) the surviving corporation may assume the rights under the Purchase Plan or substitute similar rights; (ii) the rights under the Purchase Plan may continue in full force and effect; or (iii) the participants' accumulated payroll deductions may be used to purchase stock immediately prior to the transaction and the participants' rights in the ongoing offering terminated. The acceleration of purchase rights in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

FEDERAL INCOME TAX INFORMATION

The following is a summary of the effect of U.S. federal income taxation on the Purchase Plan participants and us. This summary does not discuss the income tax laws of any other jurisdiction in which the participant may reside.

The rights to purchase Common Stock granted under the Purchase Plan are intended to qualify as rights granted under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

A participant will be taxed on amounts withheld for the purchase of shares as if such amounts were actually received. A participant will recognize no taxable income until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the purchased shares.

If the stock is disposed of at least two years after the beginning of the offering period and more than one year after the stock is transferred to the participant, then the lesser of (a) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (b) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price will be treated as ordinary income. Any further gain will be taxed as a capital gain. Capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the participant recognizes the same amount of ordinary income, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to us by reason of the grant or exercise of rights under the Purchase Plan. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of a tax reporting obligations).

PROPOSAL 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young, LLP ("Ernst & Young") as our independent registered public accounting firm for the fiscal year ending December 31, 2007 and the Board of Directors has directed that management submit the selection of the firm for ratification by the stockholders at the Annual Meeting. Ernst & Young has audited our financial statements since our inception in 1996. Representatives of Ernst & Young are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young as our independent registered public accounting firm is not required. However, the Board is submitting the selection of Ernst & Young for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain the firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time if the Audit Committee determines that such a change would be in the best interests of our company and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for the fiscal years ended December 31, 2006 and 2005 by Ernst & Young.

	Fiscal Year Ended	
	2006	2005
Audit Fees (annual audit, reviews of quarterly financial statements, reviews of SEC filings; includes $95,930 in 2005 for restatement)	$589,308	$906,931
Audit-related Fees (consultations on accounting matters, internal controls and compliance with accounting and reporting standards)	-	21,110
Tax Fees (preparation of federal, state and local returns, consultations with respect to tax planning and compliance issues)	-	11,114
All Other Fees (E&Y online services)	1,500	2,500
Total Fees	$590,808	$941,655

Pre-Approval Policies and Procedures

All fees described above were approved by the Audit Committee prior to engagement of the auditor to perform the service. Either the Audit Committee or the Chair of the Committee, who has been delegated the authority to do so, is required to pre-approve the services rendered by Ernst & Young. If the Chair pre-approves fees, that pre-approval is reported to the full Committee at its next meeting. Generally, the Committee pre-approves particular services in the defined categories of audit services, audit-related services, tax services and other non-audit services, specifying the maximum fee payable with respect to that service. Pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young is compatible with maintaining the auditor's independence.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the our Common Stock as of February 28, 2007 by: (i) each director and nominee for director; (ii) each executive officer named in the Summary Compensation Table below ("Named Executive Officer"); (iii) all executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our Common Stock.

	Shares Beneficially Owned (1)	
Beneficial Owner	**Number**	**Percent**
Warburg, Pincus Ventures, LP (2)	9,036,638	49.2%
Trigran Investments, Inc. (3) 3201 Old Glenview Road, Suite 235 Wilmette, Illinois 60091	1,730,910	10.5%
Robert C. Bowen (4)	1,083,831	6.3%
Edward Vermont Blanchard, Jr. (5)	199,024	1.2%
Ajit M. Dalvi (6)	40,000	*
Carleton A. Holstrom (7)	324,171	1.9%
Dr. Joseph B. Martin (8)	63,366	*
Dr. Michael M. Merzenich (9)	486,305	2.9%
Rodman W. Moorhead III	-	*
David W. Smith (10)	30,428	*
Dr. Paula A. Tallal (11)	609,929	3.6%
Linda L. Carloni (12)	142,522	*
Glenn G. Chapin (13)	155,840	*
Jane A. Freeman (14)	265,227	1.5%
Dr. William M. Jenkins (15)	206,964	1.2%
All directors and executive officers as a group (14 persons) (16)	12,703,766	65.1%

* Less than one percent

(1) This table is based upon information supplied by officers and directors and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 16,995,609 shares outstanding on February 28, 2007, adjusted as required by rules promulgated by the SEC.

(2) Includes 7,661,638 shares owned and 1,375,000 shares issuable upon the exercise of immediately exercisable warrants. The stockholder is Warburg, Pincus Ventures, L.P. ("WPV"). Warburg Pincus Partners, LLC ("WP Partners"), a subsidiary of Warburg Pincus & Co. ("WP") is the sole general partner of WPV. WPV is managed by Warburg Pincus LLC ("WP LLC"). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

(3) Includes 1,201,000 shares held by Trigran Investments, L.P. and 529,910 shares held by Trigran Investments, L.P. II. Trigran Investments, Inc. is the general partner of both these partnerships. Douglas Granat and Laurence Oberman are the controlling shareholders and sole directors of Trigran Investments, Inc.

(4) Includes 807,790 shares owned by Mr. Bowen and 276,041 shares subject to stock options that are or will be exercisable by April 30, 2007. Certain of Mr. Bowen's options have vesting that accelerates on the achievement of certain stock price targets, none of which have yet been met. These options are not included in this table. See *Employment Agreement* below.

(5) Includes 146,024 shares held by Mr. Blanchard; 2,000 shares held in trusts for his children, of which Mr. Blanchard is a trustee; 1,000 shares held in an UGMA account for Mr. Blanchard's minor child; and 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Blanchard's children are beneficiaries. Also includes 35,000 shares subject to exercisable stock options.

(6) Includes 5,000 shares held by Mr. Dalvi. Also includes 35,000 shares subject to exercisable stock options.

(7) Includes 119,856 shares held directly by Mr. Holstrom and 154,315 shares held by the Holstrom Family Partnership. Also includes 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Holstrom is a trustee. Mr. Holstrom disclaims beneficial ownership of the securities held in this trust. Includes 35,000 shares subject to exercisable stock options. Of these shares 109,856 of the directly-held shares are held in a brokerage margin account and therefore are pledged as security for any loans from that brokerage firm.

(8) Includes 28,366 shares held by the Martin Living Trust or the Martin Family Trust, Community Property. Dr. Martin is a trustee of both trusts. Also includes 35,000 shares subject to exercisable stock options.

(9) Includes 394,992 shares held directly or in a living trust, 61,313 shares held by the Merzenich Charitable Remainder Trust, and 30,000 shares subject to exercisable stock options.

(10) Includes 5,428 shares held by Mr. Smith and 25,000 shares subject to exercisable stock options.

(11) Includes 446,596 shares held directly by Dr. Tallal, 133,333 shares held by the Colleen Osburn Trust, for which Dr. Tallal serves as trustee, and 30,000 shares subject to exercisable stock options. Dr. Tallal disclaims beneficial ownership of the shares held by the trust.

(12) Includes 9,398 shares held by Ms. Carloni and 133,124 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of April 30, 2007.

(13) Includes 29,174 shares held by Mr. Chapin and 126,666 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of April 30, 2007.

(14) Includes 33,770 shares held by Ms. Freeman and 231,457 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of April 30, 2007.

(15) Includes 107,381 shares held by Dr. Jenkins and 99,583 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of April 30, 2007.

(16) Includes the information in notes (1) through (15), as applicable. Also includes for the other executive officer included in the group: 4,105 shares held by such officer and 70,416 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of April 30, 2007.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on our review of the copies of such reports furnished to us, during the fiscal year ended December 31, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except for one filing by Dr. Merzenich for 100 shares, which was one day late.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy

Like all of our compensation programs, our executive compensation programs are designed to attract and retain key employees, to motivate our employees to achieve our operating and strategic goals and to bring value to our stockholders, customers, and employee base, and to reward our employees for achieving those objectives.

Our executive compensation programs specifically seek to:

- Focus our executives on our most significant strategic and operating objectives – increasing market acceptance of our Fast ForWord products as a critical learning solution and growing our sales and revenue in an increasingly profitable manner;
- Incent our executives to build long-term stockholder value;
- Align compensation with company and individual achievement of specified goals and overall creation of value for stockholders, customers and the employee base;
- Enable us to attract and retain superior executives in key positions by providing a competitive level of compensation; and
- Provide appropriate levels of risk and reward.

There are two somewhat unusual factors that affect our recruiting and retention, and therefore may affect our compensation strategies:

- Because our products can have such a profound positive impact on children who struggle with learning, our mission is a critical factor in recruiting and retaining our employees, including our executives.
- Because the educational software industry is relatively small, the universe of senior executives with deep and specific experience in our field is relatively small and is widely known to persons experienced in the industry. This makes personal and professional relationships an important factor in recruiting and retention.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2006 as well as the other individuals included in the Summary Compensation Table on page 30 are referred to as "named officers."

Compensation Process

The Compensation Committee of our Board determines the compensation of the named officers. In recent years, the practice of the Committee has been to review executive compensation in the first quarter of each year, making decisions with respect to the discretionary portion of the officers' incentive compensation for the prior year and decisions with respect to base salary, incentive compensation plan structure and content, and equity grants for the upcoming year. In making these decisions, the Committee reviews all elements of each named officer's compensation for the last year, together with all equity compensation granted to the named officer during his or her history with us. Periodically, the Committee compares our various compensation elements against an appropriate peer group of companies.

Compensation Consultant / Benchmarking

For its 2007 compensation review, the Compensation Committee retained a compensation consulting firm to assist it. This firm also provided compensation consulting services to the Committee in early 2005, and has not provided any other services to us.

The compensation consultant recommended a peer group of companies for the Committee to use for comparative purposes, analyzed the compensation of each named officer as compared to that peer group and/or a benchmark study, evaluated our overall executive compensation practices for reasonableness, and provided information and recommendations on emerging trends in compensation practices.

Constructing a compensation peer group for us is challenging because other public educational software providers tend to be substantially larger than we are. Therefore, the peer group we constructed includes both other educational technology companies and other software companies in the San Francisco Bay Area whose revenue is comparable to ours. For the 2007 analysis, the peer group included:

Educational technology companies

Blackboard
Ecollege.Com
Leapfrog Enterprises
Plato Learning
Princeton Review
Renaissance Learning

Other Bay Area software companies

Art Technology Group
Broadvision
Embarcadero Technologies
Kana Software
Netmanage
Selectica
Supportsoft
Vitria Technology

With the help of the consultant, the Committee also considered data from the Radford Executive Compensation survey for companies with annual revenue less than $50 million. The Radford survey covers high-technology companies nationwide, with a concentration of responding companies in the San Francisco Bay Area. Generally, we target our executive base salary and target total cash compensation to the 50th percentile of the relevant market.

In 2006, management recommended that the corporate officers not receive salary increases in light of our disappointing 2005 sales results. The Compensation Committee concurred, and found that it therefore was not necessary to perform a benchmarking analysis or to engage a compensation consultant in 2006.

Role of Management

Typically, the Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the other named officers. No other officers are present while the Committee discusses and determines the level of their compensation. The Committee discusses and determines the compensation of the CEO in an executive session from which the CEO is absent.

Elements of Compensation

The principal components of compensation for named officers in 2006 were:

- Base salary. Base salary is designed to provide fixed compensation sufficient to attract and retain the officer, rewarding core competence in the officer's role, reflecting the officer's skills, experience and level of responsibility.
- Short–term incentive compensation in the form of performance-based cash incentive payments under our Management Incentive Plan. Our MIP payments are designed to focus management on achieving our most critical current financial and non-financial goals, and to reward management when those goals are achieved.
- Long-term incentive compensation in the form of equity awards. Our equity awards are designed to focus management on maximizing long-term value for our stockholders, to provide additional retention power and to reward management for increasing stockholder value.

When evaluating any particular element of compensation, the Committee does not consider that element in isolation but rather endeavors to take into account all components of compensation to arrive at an appropriate total package that is reasonable to our stockholders, fair to the officer when compared with the compensation offered by our competitors and appropriate when compared to the compensation provided to our other officers. We have not established specific target percentages for allocating between cash and non-cash compensation, between guaranteed and risk-based compensation or between short-term and long-term compensation. However, generally the percentage of total compensation that is represented by risk-based potential compensation increases with increasing organizational responsibilities, as does the percentage of total compensation represented by equity rather than cash.

Base Salary

We provide the named officers with base salary to compensate them for services rendered during the year. In reviewing and determining the base salaries for the named officers, the Committee primarily considers:

- Market data provided by our outside compensation consultant or by the internal human resources staff, as the Committee determines to be appropriate.
- The officer's experience, breadth of knowledge, historical performance, and level of contribution and responsibility, specifically focusing on the chief executive officer's evaluation of those matters.
- How the officer's compensation compares to our other officers.

Short-term Incentive Compensation

We provide short-term incentive compensation to our named officers and other management employees in the form of performance-based cash incentive payments under our Management Incentive Plan ("MIP"). The MIP is established by the Compensation Committee each year.

In determining the overall target payment for each named officer, the Committee considers market data with respect to incentive compensation from other peer group companies for each position and the officer's level of responsibility and contribution, together with considerations of internal equity within the officer group.

In the past several years and for 2006 and 2007, payments under the plan were and are based 70% on shared financial goals and 30% on individual performance. We believe that given our size and development stage, this relative emphasis on shared company financial goals is appropriate because

- Each participant's performance directly impacts our financial performance; and
- The weighting toward our financial goals has the effect of automatically adjusting the level of incentive pay to our ability to incur that expense.

For each goal, the executive receives 100% of the target bonus allocated to that goal if the target level for that goal is achieved. The Committee sets the target level at a level that the Committee believes represents the realization of our potential for the year. The executive receives 50% of the target bonus allocated to that goal at the hurdle level, which is set at a level that the Committee believes represents satisfactory performance on that goal. If we achieve the maximum overachievement level for a goal, which the Committee sets at a level it determines to be outstanding performance on the goal, then the executive receives 200% of the target bonus allocated to that goal. If the hurdle level is not achieved for a goal, then no bonus is paid for that goal.

Each year the Committee establishes the shared financial goals for the MIP, based on its assessment of our most critical financial objectives for the upcoming year. For 2006, the Committee selected booked sales and operating cash flow as the shared financial goals, reflecting our overall emphasis on increasing sales and returning to positive cash flow in 2006 after our disappointing 2005 sales year. In 2007, the Committee established revenue and profit as the shared financial goals, reflecting our expectation that sales and revenue growth rates will be aligned in 2007 and the Committee's desire to align management incentives directly with the GAAP financial measures most closely followed by our investors.

While the financial goals are established at the beginning of the year, the Committee has discretion to adjust payments under the MIP in the event of unexpected developments. For the 2004 year, the Committee exercised that discretion. In 2004, we changed our method of revenue recognition and restated our financial results for certain prior periods. As a result of this accounting change and restatement, revenue and operating profit were significantly lower than they would have been without those events and did not meet target levels. Because the Committee believed that our results for 2004 were in fact very positive, including a 58% improvement in cash flow and a 23% increase in booked sales over the prior year, the Committee increased payments under the MIP to equal approximately the target levels under the plan.

Individual performance is evaluated based on whether the named officer has achieved his or her specified goals established at the beginning of the year and a qualitative assessment of the named officer's contribution to adding value for our three key constituencies: stockholders, customers and employees. Individual goals for named officers other than the CEO are established collaboratively by the individual officer and the CEO. Performance goals for the CEO are established collaboratively by the CEO and the full Board of Directors. Goals are generally both qualitative and quantitative, so that the Committee's determination of individual performance generally involves both subjective judgment and objective measurements.

Payments under the MIP are intended to, and do, fluctuate significantly depending on corporate performance. For example, for 2005, in which sales performance was disappointing, the average percentage of target MIP payment for the named officers was 14.4%. In 2006, booked sales increased 37% and operating cash flow was $4.3 million compared to operating cash outlay of $2.1 million in 2005. As a result, the average percentage of target MIP payment for the named officers was 109% in 2006.

Long-term Equity Compensation

We provide long-term compensation in the form of equity awards. The Committee believes that equity awards are important to align the interests of management and stockholders. For 2006, the Committee determined that equity awards should be granted in the form of restricted stock unit awards, a change from our prior practice of granting stock options. The Committee made this determination after reviewing, among other issues, practices at other companies, impact of equity grants under FAS 123(R), dilution considerations, relative benefit to employees, and tax treatment to the employees.

Historically, we have made equity grants to named officers when the officer first joins us, on a periodic basis to provide additional retention power and long-term incentive, and in connection with a significant change in responsibilities. In determining the amount of equity to be granted to named officers, the Committee considers the overall quantity of shares to be granted to all executives and other employees as a percentage of shares outstanding. In determining individual awards, the Committee principally takes into account:

- The officer's past and anticipated future levels of performance, level of contribution and responsibility, including the CEO's evaluation of the officer's performance.
- Previous equity awards granted to and held by the officer, previous option exercises and sales of option stock, including the retention "glue" of equity awards remaining unvested.
- How the officer's level of equity compensation compares to our other officers.
- Market data provided by our outside compensation consultant.

In 2002 when Robert C. Bowen, our Chief Executive Officer, joined us, Mr. Bowen and the Committee agreed that equity incentives would constitute a significant part of his compensation package. At that time, Mr. Bowen was granted options to purchase a total of 1,773,190 shares of our Common Stock. Of these options, 423,190 shares, approximately 24%, were granted in a fully vested option with an exercise price at a 15% discount to the then-current market value and an exercise term of only one year. The Committee intended this option to encourage Mr. Bowen to promptly acquire a substantial ownership stake in us. Mr. Bowen was also granted an option to purchase 100,000 shares in a fully vested option and 500,000 shares in an option that vests over four years, both with an exercise price at the then-current market value and our standard ten-year exercise term. Of these options, Mr. Bowen has exercised and holds 773,190 shares. Options for an additional 750,000 shares, 42% of the total options then granted, were granted with a vesting schedule that accelerates upon the achievement of certain target levels of market price for our Common Stock. Those options were granted at then-current fair market value. The target levels range from $7.50 to $20.00 per share, significantly in excess of our per share price at the time Mr. Bowen was hired and still in excess of our per share price on March 1, 2007, so that at that date none of these options have yet vested. This option was intended to provide additional motivation for Mr. Bowen to substantially increase stockholder value and to make significant compensation conditioned on achieving such an increase. If the stock price targets are not met, the option will vest automatically after six years, on June 4, 2008, if Mr. Bowen is still our employee on that date. The six-year vesting schedule was included as a term of the option at the time of grant in order to avoid a significant accounting charge with respect to the option.

Other Income and Perquisites

We believe that perquisites should not be a significant component of compensation, in order to foster transparency of disclosure and avoid the potential for abuse. As a result, our executive perquisites are minimal, consisting of paid parking in a garage near our headquarters for executives based in Oakland, California. This paid parking is provided to all officers and director-level employees based in Oakland.

Officers receive the same level of company-paid health, dental and vision insurance, life insurance, accidental death and dismemberment insurance, and 401(k) plan as do all of our regular full-time employees. Prior to 2007, we did not provide a matching contribution under the 401(k) plan. Starting in 2007, we have instituted a company matching contribution for up to 3% of the employee's compensation, with a cap of $2,000. Any officers that participate in the 401(k) plan will receive this matching contribution.

Change of Control; Termination

Generally, we do not enter into executive employment agreements that provide for benefits upon termination of employment or upon a change of control. When Mr. Bowen joined us in 2002, however, the Committee negotiated an employment agreement with him that provides for benefits to him upon a change of control and upon his termination without cause. These benefits are described below, under *Change of Control; Termination.*

Equity Grant Procedures

In March 2007, the Committee codified and improved our processes for making equity grants by adopting written procedures for recommending, approving and recording compensatory equity grants. These procedures confirm our prior practice that the Compensation Committee makes all grants to corporate officers. The Committee has delegated to the CEO the power to make grants to non-officer employees and consultants within guidelines established by the Compensation Committee. All grants authorized by the CEO are periodically reviewed by the Compensation Committee. These procedures specify (1) that the grant price for options must be fair market value on the date of the grant, (2) the processes for documenting and reporting equity award grants, and (3) the processes for confirming data and, if necessary, for correcting errors.

Effect of a Restatement

In March 2007, the Committee adopted a policy relating to the adjustment of incentive compensation in the event of certain restatements. Should a restatement occur that has a material impact on our financial results and where the restatement is the result of fraud or other misconduct on the part of one or more named officers, the Committee will evaluate whether it is appropriate to adjust incentive compensation previously received by named officers involved in the misconduct. The Committee may, to the extent permitted by applicable law, make retroactive adjustments to such payments to named officers involved in such misconduct to the extent that such payments were predicated upon the achievement of financial results that were subsequently the subject of the restatement. Where appropriate, we will seek to recover any such amount determined to have been inappropriately received by such a named officer.

Equity Ownership Guidelines

In May 2005, our Board adopted guidelines with respect to the minimum value of our Common Stock that should be owned by our executive officers and directors. These guidelines are being phased in over a five year period. The guidelines provide that executive officers should own stock with a value of no less than the following levels:

Chief Executive Officer: three times base salary;
Senior Vice Presidents: two times base salary; and
All other executive officers: one times base salary.

The guidelines also provide that directors should own (or be affiliated with entities that own) shares of our Common Stock with a value no less than two times their annual director retainer. The guidelines state that these levels should be reached within five years after establishment of the policy or, if later, within five years after the executive officer or director is first appointed or elected to be an officer or director. Until an individual reaches the level specified in the guidelines, the guidelines provide that such individual should retain at least 75% of the shares purchased on exercise of stock options that are not needed to pay the purchase price of the stock or the applicable tax.

Limitation on Deduction of Compensation Paid to Named Officers

Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1.0 million of compensation paid to certain named officers in a taxable year. Compensation above $1.0 million may be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code.

The Compensation Committee believes that stock options granted under our 1999 Equity Incentive Plan with an exercise price at least equal to the fair market value of our common stock on the date of grant shall be treated as "performance-based compensation." Provisions contained in these Incentive Plan, allow any compensation recognized by a named officer as a result of the grant of such a stock option to be deductible by us. Based salary, MIP bonus payments and restricted stock units that vest based on time, however, will not be treated as "performance-based compensation" for purposes of Section 162(m).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation (3)	Total
Robert C. Bowen Chairman and Chief Executive Officer	2006	$300,000	-	$173,533	$2,336	$475,869
Glenn G. Chapin Vice President K-12 Sales	2006	$208,000	$18,289	$114,139	$275	$340,703
Jane A. Freeman Senior Vice President and Chief Financial Officer	2006	$219,000	$18,289	$94,827	$2,989	$335,105
William M. Jenkins Senior Vice President, Product Development	2006	$197,000	$18,289	$60,429	$2,200	$277,918
Linda L. Carloni Vice President and General Counsel	2006	$196,000	$13,717	$62,769	$2,199	$274,685

(1) Represents the value of restricted stock unit grants made in 2006 to the named officers as recorded on in our financial statements during 2006. See Note 2, Stock Based Compensation in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for 2006 for the assumptions used to determine the valuation of these awards.

(2) Payments under the 2006 Management Incentive Plan, described below. These payments reflect 2006 performance, and were paid in February 2007.

(3) Includes (a) the amount paid by us for life insurance premiums for the named officers, consistent with the life insurance program for all regular full time employees; and (b) monthly nearby parking for Oakland, California-based officers.

Base Salary

Generally, we target our executive base salary to the 50th percentile of the relevant market. In the Compensation Committee's executive compensation review in March 2006, Mr. Bowen recommended that, because of our disappointing sales results during 2005 and to control costs, the executive officers' base salaries should not be increased for 2006. The Committee accepted that recommendation, and determined that the named officers' base salaries for 2006 would remain the same as in 2005.

In the March 2007 executive compensation review, the Committee reviewed, for each named officer, the total compensation and benefits provided to that officer (or that could become payable under various hypothetical scenarios, such as significant stock price increases and termination of employment), comparative peer group and/or survey data assembled by our compensation consultant, and the CEO's performance evaluation of and compensation recommendation. As a result of this review, the Committee approved increases in the named officers' base salaries by an average of 6%, with the new salary effective April 1, 2007.

Non-Equity Incentive Plan Compensation

The non-equity incentive plan compensation reflected in the table above consists of payments under the 2006 Management Incentive Plan, which was approved by the Compensation Committee in March 2006. The Plan provided for cash bonuses upon the achievement of specified corporate and individual goals. Individual goals were generally both qualitative and quantitative, so that the Committee's determination of individual goal achievement generally involved both subjective judgment and objective measurements. For 2006, the financial goals were booked sales and operating cash flow, reflecting our overall emphasis on increasing sales and returning to positive cash flow in 2006 after our disappointing 2005 sales year. Booked sales equals the total value (net of allowances) of all software, services and support invoiced in a period. Operating cash flow was defined as GAAP net cash from operating activities as defined under Generally Accepted Accounting Principles, less capital spending. Bonus potential was allocated 40% to the booked sales goal, 30% to the operating cash flow goal and 30% to individual performance. At target level, or 100% goal achievement, named officers were eligible to receive 100% of the target bonus, which ranged from 30% and 50% of base salary for the named officers. If the hurdle level for a given goal was reached, 50% of the target bonus for that goal was earned and if the maximum over-achievement level for the goal was reached, 200% of that goal's target bonus became payable. The hurdle, target and maximum overachievement levels for our shared goals were:

	Hurdle Level (Minimum for Payment of Bonus)	Target Level (100% Goal Achievement)	Max. Overachievement Level
Operating cash flow	Break even	$2.5 million	$5.4 million
Booked sales	$38.0 million	$47.5 million	$50.0 million

We achieved $3.5 million in operating cash flow, 138% of the target level, and $43.2 million in booked sales, 91% of the target level. Based on the achievement of these goals, the named officers received 101% of the target level bonus for the financial goals collectively. For purposes of the individual performance component of the MIP payment, the Committee assessed individual performance separately for each named officer, taking into account individual goal achievement, individual contribution to the business, the CEO's recommendations and our sales and cash flow performance during 2006. Bonuses to the named officers averaged 109% of total bonus potential at target, and ranged from 31% to 58% of base salary.

The Committee approved a similar Management Incentive Plan for 2007. For 2007, the Committee has set the financial goals as revenue and net profit, reflecting the Committee's belief that in 2007 revenue growth is expected to be a better indicator of our business strength than in prior years. In 2006, we completed the transition period caused by our strategic pricing change in late 2004. During this transition period, our revenue and booked sales growth rates were significantly misaligned. Now that this transition period is completed, in 2007 we expect that revenue growth will be in line with booked sales growth. Since our revenue growth rate is now expected to more accurately reflect the growth in our current business activity, the Committee determined that it would be best to use the GAAP financial measures most closely followed by investors as our incentive plan goals. We believe that this will most clearly align management with the interests of our investors and stockholders. The shared corporate goals for 2007are set at the following hurdle, target and maximum levels:

	Hurdle Level (Minimum for Payment of Bonus)	Target Level (100% Goal Achievement)	Maximum Overachievement Level
Revenue	$49 million	$52 million	$56 million
Net profit	$3.7 million	$4.6 million	$6.6 million

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards			All other stock awards; number of shares of stock or units(#)
		Threshold	Target	Maximum	
Robert C. Bowen Chairman and Chief Executive Officer	-	$75,000	$150,000	$300,000	-
Glenn G. Chapin Vice President K-12 Sales	3/7/2006	$52,000	$104,000	$208,000	20,000
Jane A. Freeman Senior Vice President and Chief Financial Officer	3/7/2006	$43,800	$87,600	$175,200	20,000
William M. Jenkins Senior Vice President, Product Development	3/7/2006	$29,550	$59,100	$118,200	20,000
Linda L. Carloni Vice President and General Counsel	3/7/2006	$29,400	$58,800	$117,600	15,000

The estimated future payouts under non-equity awards described in the table above are the potential payouts under the 2006 Management Incentive Plan at the threshold, target and maximum levels specified by that Plan.

The only equity compensation granted to named officers in 2006 was in the form of restricted stock unit awards, which are listed in the table above. The stock awards compensation included in the summary compensation table above consists of the value of the restricted stock units granted in 2006 to the named officers as recorded in our financial statements during 2006. We use equity awards as our method of long term incentive compensation, as well as to align our executive's interests with those of our stockholders.

In March 2006 and March 2007, the Committee awarded restricted stock units to each of the executive officers other than Mr. Bowen. In determining individual awards, the Committee considered each officer's level of performance, contribution and responsibility, other equity holdings and awards, market data provided by our outside compensation consultant, internal equity among officers, and the CEO's recommendation. Because of the significant number of options granted to Mr. Bowen at the time of his employment, the Committee determined not to grant additional equity to Mr. Bowen in 2006 or 2007. Restricted stock units to the named officers vest over four years, so long as the officer remains employed with us, 25% after the first year, and 12.5% every six months thereafter. Upon vesting, the restricted stock units are settled for our Common Stock on a one-for-one basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards				Stock Awards	
	No. securities underlying unexercised options (#) exercisable	No. of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	No. of shares or units of stock that have not vested (#) (3)	Market value of shares or units of stock that have not vested ($)
Robert C. Bowen Chairman and Chief Executive Officer	250,000	-	$1.39	6/3/2012	-	-
	-	750,000 (1)	$1.39	6/3/2012		
	21,875	28,125 (2)	$5.95	3/14/2015		
Glenn G. Chapin Vice President K-12 Sales	50,000	-	$3.50	4/22/2011	20,000	$109,800
	20,000	-	$1.60	3/7/2012		
	23,958	1,042 (2)	$1.90	2/23/2013		
	14,583	5,417 (2)	$5.64	1/26/2014		
	8,750	11,250 (2)	$5.95	3/14/2015		
Jane A. Freeman Senior Vice President and Chief Financial Officer	45,000	-	$16.75	10/1/2009	20,000	$109,800
	10,000	-	$6.13	11/5/2010		
	50,000	-	$1.76	9/9/2011		
	30,000	-	$1.60	3/7/2012		
	28,750	1,250 (2)	$1.90	2/23/2013		
	36,458	13,542 (2)	$5.64	1/26/2014		
	17,500	22,500 (2)	$5.95	3/14/2015		
William M. Jenkins Senior Vice President, Product Development	25,000	-	$6.13	11/5/2010	20,000	$109,800
	7,500	-	$1.60	3/7/2012		
	23,958	1,042 (2)	$1.90	2/23/2013		
	14,583	5,417 (2)	$5.64	1/26/2014		
	17,500	22,500 (2)	$5.95	3/14/2015		
Linda L. Carloni Vice President and General Counsel	25,000	-	$16.31	10/18/2009	15,000	$82,350
	15,000	-	$17.19	5/31/2010		
	25,000	-	$6.13	11/5/2010		
	7,500	-	$1.60	3/7/2012		
	23,958	1,042 (2)	$1.90	2/23/2013		
	14,583	5,417 (2)	$5.64	1/26/2014		
	13,125	16,875 (2)	$5.95	3/14/2015		

(1) Vesting of this option is contingent on the market value of our Common Stock, as described above in *Compensation Discussion and Analysis; Long-Term Equity Compensation.* All shares vest on June 4, 2008, if not previously vested and if Mr. Bowen then remains employed with us.

(2) These options vest in monthly installments of 1/48 of the total shares granted over a period of four years starting approximately on grant date.

(3) Restricted stock units, which vest over four years, 25% after one year and 12.5% every six months thereafter. At vesting, restricted stock units are settled for our Common Stock on a one-for-one basis.

Option Exercises and Stock Vested

No named officers exercised options during 2006. While four of the named officers were granted restricted stock units in 2006, these grants did not vest until 2007.

Change of Control; Termination

The employment agreement negotiated with Mr. Bowen when he joined us provides for benefits to him upon his termination without cause and upon a change of control. If Mr. Bowen is terminated without cause, as defined in his employment agreement, prior to May 31, 2008, he is entitled to severance benefits equal to the amount of base salary he would have earned had he continued his employment until that date, together with the premiums to continue his company health insurance through that date. Effective December 31, 2006 (based on Mr. Bowen's salary effective on that date), the amount of this severance benefit was approximately $440,000. If Mr. Bowen is terminated for cause, as defined in his employment agreement, he is not entitled to any severance benefits under his agreement. In this agreement, for two years after his employment ends, Mr. Bowen agreed not to (i) solicit or otherwise cause any of our employees to terminate employment with us in order to become affiliated with any of our competitors or (ii) solicit the business of any of our customers that were, at the time of Mr. Bowen's termination or within one year prior thereto, were listed on our customer list.

In Mr. Bowen's agreement, a change of control is defined as a "transaction" which results in Warburg Pincus L.P. and its affiliates holding a smaller percentage of our outstanding voting power than any other investor that holds at least 35% of our shares (subject to certain exceptions). Under Mr. Bowen's agreement, a "transaction" is defined as any of the following (but in each case, only if Mr. Bowen does not remain or become the CEO of our company or the surviving entity, as applicable, after the consummation of such transaction): (1) an acquisition of our securities by a 35% or greater stockholder, (2) a merger, consolidation or other similar transaction which results in our stockholders immediately prior to such transaction owning less than a majority of the combined voting power of our company or , as applicable, less than a majority of the combined voting power of the parent of the surviving entity, (3) a sale, lease, license or other disposition of all or substantially all of our consolidated assets and those of our subsidiaries (unless our stockholders hold a majority of the combined voting power of the entity purchasing, leasing, licensing or otherwise acquiring such assets from our company) Upon any such a change of control event, the time-based vesting of Mr. Bowen's options accelerate, such that all unvested options become immediately exercisable. The performance-based vesting does not accelerate except to the extent that such a transaction results in the Company's stock price attaining one of the threshold target prices set forth in the employment agreement. At December 31, 2006, assuming the number of shares vested on that date and the stock price on that date, the change of control benefit (calculated as the difference between the market price on December 31, 2006 and the option exercise price, multiplied by the number of shares whose vesting would be accelerated) had no value, because the option exercise price was greater than the fair market value of the stock on that date.

No other executive officers have contracts with us that provide for change of control or severance payments. Under our equity plans, however, in the event of certain mergers and similar transactions, if the surviving corporation does not assume our outstanding awards or substitute similar awards, the vesting of all out outstanding awards accelerates in full. The table below shows the value to the other four named officers of such potential acceleration as of December 31, 2006, assuming the number of shares vested on that date. The value is calculated by multiplying the number of shares whose vesting would be accelerated by (i) for restricted stock units, the market price on December 31, 2006 and (ii) for options, the difference between the market price on December 31, 2006 and the option exercise price, if that difference is positive. Out of the money options are not included in the calculation.

Name	Value of Potential Acceleration of Unvested Stock Awards at December 31, 2006
Glenn G. Chapin	$113,541
Jane A. Freeman	$114,288
William M. Jenkins	$113,541
Linda L. Carloni	$86,091

DIRECTOR COMPENSATION

The following table describes the compensation paid to the members of our Board of Directors for 2006.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total
Rodman W. Moorhead, III	-	-	-	$0
E. Vermont Blanchard, Jr.	$31,000	$40,105	-	$71,105
Ajit Dalvi	$31,000	$40,105	-	$71,105
Carleton A. Holstrom	$27,000	$40,105	-	$67,105
Joseph B. Martin	$17,000	$40,105	-	$57,105
Michael M. Merzenich	$18,000	$40,105	-	$58,105
David W. Smith	$25,000	$40,105	-	$65,105
Paula A. Tallal	$26,000	$40,105	$79,380	$145,485

(1) Represents the value of options granted in 2006 to the directors as recorded on in our financial statements during 2006. See Note 2, Stock Based Compensation in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for 2006 for the assumptions used to determine the valuation of these awards. At December 31, 2006, directors held options for the following aggregate numbers of shares:

Name	Number of Shares Subject to Options Outstanding at December 31, 2006
Rodman W. Moorhead, III	-
E. Vermont Blanchard, Jr.	35,000
Ajit Dalvi	35,000
Carleton A. Holstrom	35,000
Joseph B. Martin	35,000
Michael M. Merzenich	30,000
David W. Smith	25,000
Paula A. Tallal	30,000

(2) Consulting fees paid to Dr. Tallal for services provided to us in 2006.

Each of our non-employee directors who is not a representative of a major stockholder receives an annual retainer of $10,000 plus meeting fees of $1,000 per meeting attended. Upon joining the Board, a new director receives a pro-rated portion of that year's annual retainer. Chairs of the Board Committees receive an additional annual retainer of $10,000 for the Chair of the Audit Committee and $2,000 for the Chair of each other committee, so long as that Chair is not an employee or representative of a major stockholder. The retainers and meeting fees are paid, at the individual director's direction, either in cash or in shares of our Common Stock issued pursuant to our 1999 Equity Incentive Plan, as amended.

If the director elects to receive a retainer in stock, the number of shares is determined by dividing the amount of the retainer by the fair market value of our Common Stock on the date of the retainer award. If a director elects to receive meeting fees in stock, the director is paid in July for the preceding August through July period, and the number of shares is determined by dividing the cash amount of the meeting fees by the average Common Stock price at the regular meeting dates over that period. Members of the Board are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with our policy.

Each non-employee director who is not a representative of a major stockholder also receives nonstatutory stock option grants under the 1999 Non-Employee Directors' Stock Option Plan. The Directors' Plan provides for the automatic issuance of nonstatutory stock options to each "non-employee director," which is defined as a director who is not an employee of us or an affiliate or a holder or representative of a holder of 10% or more of our Common Stock. In 2006, Directors Blanchard, Dalvi, Holstrom, Martin, Merzenich, Smith and Tallal were eligible for grants under the Directors' Plan. Upon first being elected or appointed to the Board, a new non-employee director is granted an option to purchase 5,000 shares of our Common Stock. In addition, on each anniversary of our initial public offering, each eligible non-employee director is granted an option to purchase an additional 5,000 shares of our Common Stock. Options granted under the Directors' Plan are fully vested and exercisable at the time of grant. The exercise price of options is 100% of the fair market value of the stock subject to the option on the date of the grant. The term of the options is five years, subject to earlier termination if the director leaves our board.

During the last fiscal year, on July 22, 2006, we granted options under the Directors' Plan to directors Blanchard, Dalvi, Holstrom, Martin, Merzenich, Smith and Tallal for 5,000 shares each, at an exercise price per share of $4.36. In addition, on August 2, 2006, the Board granted additional discretionary options under our 1999 Equity Incentive Plan to directors Blanchard, Dalvi, Holstrom, Martin, Merzenich, Smith and Tallal for 10,000 shares each, at an exercise price per share of $4.31. After reviewing comparative data, the Board determined that the compensation of our Board members appeared to be somewhat lower than similarly situated companies, and therefore determined that an additional discretionary option grant would be appropriate. The exercise price of each option was equal to the fair market value of such Common Stock as of the date of grant (calculated under the plan as the closing sales price reported for the day prior to the date of grant). All options were vested at grant.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	3,528,539	$4.23	496,440

(1) All of our equity compensation plans have been approved by the stockholders.

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed the Compensation Discussion and Analysis above with our management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2006.

From the members of the Compensation Committee of Scientific Learning Corporation.

Rodman W. Moorhead, III, Chair
Carleton A. Holstrom
David W. Smith

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, our Compensation Committee consists of Mr. Holstrom, Mr. Moorhead and Mr. Smith. None of the members of the Compensation Committee has been an officer or employee, except that Mr. Holstrom served as the Company's Chief Financial Officer from February 1996 to March 1997. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee. Until his recent retirement, Mr. Moorhead was affiliated with Warburg Pincus and its related entities, which have engaged in a number of transactions with us. These transactions are described above, under "Independence of Directors."

CERTAIN TRANSACTIONS

Posit Science Corporation

We are a party to an arrangement with Posit Science Corporation ("PSC") (formerly named Neuroscience Solutions Corporation), in which we have transferred technology to PSC for use in a defined health field. Dr. Michael M. Merzenich, who is a founder, director, significant stockholder and former officer of our company, is also a founder, director, significant stockholder and officer of PSC. Dr. Merzenich presently holds an approximately 9% interest in PSC. The initial focus of PSC is on products to combat age-related cognitive decline and to enhance cognitive abilities as people age.

The arrangement includes a license of the patents we own, a sublicense of the patents we license from others, the license of certain software we developed, and the transfer of assets related to certain research projects. All of the rights licensed to PSC are limited to the defined health field and most are exclusive in that field. We continue to use the licensed patents and technology in the fields of education and speech and language therapy, and retain all rights to our technology outside of the defined health field. We also agreed with PSC that we would license one another certain patents that may be issued in the future, on which royalties would be paid, and that we would provide PSC certain technology transfer, hosting and support services. The terms of the transaction were determined through arms' length negotiations between PSC and us, in which Dr. Merzenich did not participate.

We received royalty payments of $267,795 from PSC in 2006, of which $117,795 were pass-through royalties that we owed and paid to the universities under the licensing arrangement described below. Under the arrangement, Posit is required to pay us a royalty of between 2% to 4% of PSC's sales of the products that use the licensed technology. In 2007, Posit is required to pay us royalties of not less than $150,000, as well as continued pass-through royalties. In the technology transfer arrangement, we also received 1,772,727 shares of Series A Preferred Stock in PSC. Because PSC is an early stage venture, the shares of which are not actively traded, in our financial statements we have assigned a value of zero to the PSC shares we received.

University Licensing

The technology underlying our original products was initially developed by four of our founders, Drs. Tallal, Merzenich, Jenkins and Miller, among others, at the University of California, San Francisco and Rutgers, the State University of New Jersey. Drs. Tallal and Merzenich are members of our Board, and Drs. Jenkins and Miller are senior vice presidents with us.

We have licensed the patent rights that resulted from this work from the universities. Eleven U.S. and six foreign patents issuing from these applications have been granted and additional foreign applications are pending. Under this license, we are obligated to make payments to the University of California (on behalf of both universities).

During 2006, we expensed an aggregate of approximately $894,000 for royalty payments under the license. Royalties are calculated based on a percentage of sales of covered products. In 2007, and for each year thereafter during the term of the license, the minimum royalty payment will be $150,000.

Pursuant to the patent policies of the universities, as well as understandings between inventors affiliated with each university, each university distributes to those inventors affiliated with the university, on an annual basis, a portion of the payments received from us. In 2006 the inventors received the following payments from their universities: Dr. Tallal, $70,917; Dr. Merzenich, $66,772, Dr. Jenkins, $23,649; and Dr. Miller, $23,639. The amount of any future university distributions to the inventors is indeterminable at this time because these figures are based on our future sales levels; however, we estimate that less than 1% of product sales during the term of the license will be payable by the universities to each inventor. We negotiated the license on an arm's length basis, without involvement by the inventors.

Other Agreements

We have a consulting agreement with Dr. Tallal and we are putting in place a consulting agreement with Dr. Merzenich, to cover services provided to us that are in addition to and different from their responsibilities as Board members. These agreements compensate Drs. Tallal and Merzenich for providing speaking and other services that support our relationships with customers. Dr. Tallal's consulting relationship has been in place since our inception; she is compensated with a fixed fee, which was $79,380 in 2006 and is expected to be $83,340 in 2007. Dr. Merzenich received no consulting fees in 2006 and will be compensated at a daily rate of $2,000 per day in 2007 for each day that we request that he provide consulting services to our company.

We have entered into indemnity agreements with each of our directors and executive officers. Our certificate of incorporation and bylaws also contain provisions relating to limitation of liability and indemnification of directors and officers.

We believe that the foregoing transactions were in our best interests. Each of these transactions was approved by a majority of the disinterested members of the Board and/or by the Audit Committee of the Board.

Review of Related Party Transactions

Our current Policies on Business Ethics (which are posted on our website) require advance approval of all business relationships between us and an entity in which an employee or director has a substantial personal or family financial interest or to which the employee provides services. Our CEO must approve all such relationships. If the relationship involves an officer or a director, the transaction must also be approved by our Audit Committee. Whether or not a relationship is approved depends on whether the relationship is determined to be in the best interests of the company.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Scientific Learning stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Linda Carloni, Corporate Secretary, Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040, or contact Linda Carloni at 510-444-3500. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Linda L. Carloni
Secretary

May 1, 2007

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is being provided to stockholders with this Proxy Statement. We will furnish any of the Exhibits to the Report on Form 10-K free of charge to any stockholder upon request to Corporate Secretary, Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.

APPENDIX 1
REVISED PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

Amendment and restatement of Article V, paragraph A, subparagraph 2 of our Amended and Restated Certificate of Incorporation:

2. The Board of Directors shall not be classified. From and after the Corporation's 2007 Annual Meeting of Stockholders, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, all directors shall be elected at each Annual Meeting of Stockholders for a one-year term expiring at the next Annual Meeting of Stockholders; provided that the term of any director elected prior to the 2007 Annual Meeting of Stockholders shall be unaffected.~~Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the closing of an initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "1933 Act"), covering the offer and sale of Common Stock to the public (the "Initial Public Offering"), the directors shall be divided into three classes, designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.~~

Amendment and restatement of Article IV, Section 17 of our Amended and Restated Bylaws

Section 17. One Class of Directors. The Board of Directors shall not be classified. From and after the corporation's 2007 Annual Meeting of Stockholders, subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, all directors shall be elected at each Annual Meeting of Stockholders for a one-year term expiring at the next Annual Meeting of Stockholders; provided that the term of any director elected prior to the 2007 Annual Meeting of Stockholders shall be unaffected.~~Classes Of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, following the closing of the Initial Public Offering, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the closing of the Initial Public Offering, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the Closing of the Initial Public Offering, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the Closing of the Initial Public Offering, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.~~

Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

APPENDIX 2

SCIENTIFIC LEARNING CORPORATION

1999 EQUITY INCENTIVE PLAN

Adopted February 19, 1996
Approved By Stockholders March 30, 1996
Amended and Restated September 27, 1996
Approved By Stockholders June 11, 1997
Amended March 11, 1999
Amended and Restated May 17, 1999
Approved By Stockholders May 28, 1999
Amended March 8, 2000
Approved By Stockholders May 18, 2000
Amended May 30, 2002
Amended October 9, 2002
Amended February 25, 2003
Approved By Stockholders May 21, 2003
Amended January 28, 2004
Approved By Stockholders June 7, 2004¶
Amended and Restated March 8, 2006
Amended and Restated March 9, 2007
Approved By Stockholders June __, 2007
Termination Date: March 7, 2017

1. PURPOSES.

(a) The Plan initially was established effective as of February 19, 1996 (the "Prior Plan"). The Prior Plan hereby was amended and restated in its entirety as the Plan, effective as of the date of the closing of the initial public offering ("IPO") of the common stock of the Company ("Common Stock"). The terms of the Prior Plan shall remain in effect and apply to all options granted pursuant to the Prior Plan. Since the IPO, the Plan has been amended and restated a number of times and was most recently amended and restated on March 8, 2007.

(b) The purpose of the Plan is to provide a means by which selected Employees, Directors and Consultants may be given an opportunity to benefit from increases in value of the Common Stock through the granting of (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses, (iv) rights to purchase restricted stock, (v) Restricted Stock Unit Awards and (vi) Stock Appreciation Rights.

(c) The Company, by means of the Plan, seeks to retain the services of persons who are now Employees, Directors or Consultants, to secure and retain the services of new Employees, Directors and Consultants and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(d) The Company intends that the Stock Awards issued under the Plan shall, in the discretion of the Board or any Committee to which responsibility for administration of the Plan has been delegated pursuant to subsection 3(c), be either (i) Options granted pursuant to Section 6 hereof, including Incentive Stock Options and Nonstatutory Stock Options, (ii) stock bonuses and rights to purchase restricted stock granted pursuant to Section 7 hereof, (iii) Restricted Stock Unit Awards granted pursuant to Section 8 hereof, or (iv) Stock Appreciation Rights granted pursuant to Section 9 hereof. All Options shall be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and in such form as issued pursuant to Section 6, and a separate certificate or certificates will be issued for shares purchased on exercise of each type of Option.

2. DEFINITIONS.

(a) ***"Affiliate"*** means any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f) respectively, of the Code.

(b) ***"Board"*** means the Board of Directors of the Company.

(c) ***"Code"*** means the Internal Revenue Code of 1986, as amended.

(d) ***"Committee"*** means a Committee appointed by the Board in accordance with subsection 3(c) of the Plan.

(e) ***"Company"*** means Scientific Learning Corporation, a Delaware corporation.

(f) ***"Consultant"*** means any person, including an advisor, engaged by the Company or an Affiliate to render consulting services and who is compensated for such services, provided that the term "Consultant" shall not include Directors who are paid only a director's fee by the Company or who are not compensated by the Company for their services as Directors.

(g) ***"Continuous Service"*** means that the Optionee's employment or service with the Company or an Affiliate of the Company, whether in the capacity of an Employee, a Director or a Consultant, is not interrupted or terminated. The Optionee's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Optionee renders employment or service to the Company or an Affiliate or the Company or a change in the entity for which the Optionee renders such employment or service, provided that there is no interruption or termination of the Optionee's Continuous Service. The Board or the Chief Executive Officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by the Board or the Chief Executive Officer of the Company, including sick leave, military leave, or any other personal leave.

(h) ***"Covered Employee"*** means the Chief Executive Officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(i) ***"Director"*** means a member of the Board.

(j) ***"Disability"*** means the inability of a person, in the opinion of a qualified physician acceptable to the Company, to perform the major duties of that person's position with the Company or an Affiliate of the Company because of the sickness or injury of the person.

(k) ***"Employee"*** means any person, including Officers and Directors, employed by the Company or any Affiliate of the Company. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(l) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(m) ***"Fair Market Value"*** means, as of any date, the value of the Common Stock of the Company determined as follows:

(1) If the Common Stock is listed on any established stock exchange, traded on any Nasdaq market, or quoted on the OTC Bulletin Board, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock as quoted on such exchange, market or board (or the exchange or market with the greatest volume of trading in Common Stock) on the day of determination (or, if there was no closing sales price for that day, on the immediately prior trading day on which there was a closing sales price), as reported in the Wall Street Journal or such other source as the Board deems reliable;

(2) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board and to the extent that the Company is subject to Section 260.140.50 of Title

10 of the California Code of Regulations at the time a Stock Award is granted, in a manner consistent with Section 260.140.50 of Title 10 of the California Code of Regulations.

(n) ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(o) ***"Non-Employee Director"*** means a Director who either (i) is not a current Employee or Officer of the Company or its parent or subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(p) ***"Nonstatutory Stock Option"*** means an Option not intended to qualify as an Incentive Stock Option.

(q) ***"Officer"*** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(r) ***"Option"*** means a stock option granted pursuant to the Plan.

(s) ***"Option Agreement"*** means a written agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(t) ***"Optionee"*** means a person to whom an Option is granted pursuant to the Plan, or if applicable, such other person who holds an outstanding Option.

(u) ***"Outside Director"*** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time, and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(v) ***"Participant"*** means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(w) ***"Plan"*** means this Scientific Learning Corporation 1999 Equity Incentive Plan.

(x) ***"Restricted Stock Unit Award"*** means a Stock Award denominated in shares of Common Stock equivalents granted pursuant to the terms and conditions of Section 8 in which the Participant has the right to receive a specified number of shares of Common Stock over a specified period of time.

(y) ***"Restricted Stock Unit Award Agreement"*** means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of an individual Restricted Stock Unit Award. Each Restricted Stock Unit Award Agreement shall be subject to the terms and conditions of the Plan.

(z) ***"Rule 16b-3"*** means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(aa) ***"Securities Act"*** means the Securities Act of 1933, as amended.

(bb) ***"Stock Appreciation Right"*** means any of the various types of rights which may be granted under Section 9 of the Plan.

(cc) ***"Stock Award"*** means any right granted under the Plan, including any Option, any stock bonus, any right to purchase restricted stock, any Restricted Stock Unit Award and any Stock Appreciation Right.

(dd) ***"Stock Award Agreement"*** means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.

(ee) ***"Ten Percent Stockholder"*** means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Affiliates.

3. ADMINISTRATION.

(a) The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(1) To determine from time to time which of the persons eligible under the Plan shall be granted Stock Awards; when and how each Stock Award shall be granted; whether a Stock Award will be an Incentive Stock Option or a Nonstatutory Stock Option, a stock bonus, a right to purchase restricted stock, a Restricted Stock Unit Award or a Stock Appreciation Right or a combination of the foregoing; the provisions of each Stock Award granted (which need not be identical), including the time or times when a person shall be permitted to receive stock pursuant to a Stock Award; whether a person shall be permitted to receive stock upon exercise of an Independent Stock Appreciation Right; and the number of shares with respect to which a Stock Award shall be granted to each such person.

(2) To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(3) To amend the Plan or a Stock Award as provided in Section 14.

(4) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

(c) The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board. In the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Code Section 162(m), or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board (and references in this Plan to the Board shall thereafter be to the Committee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. Notwithstanding anything in this Section 3 to the contrary, the Board or the Committee may delegate to a committee of one or more members of the Board the authority to grant Options to eligible persons who (1) are not then subject to Section 16 of the Exchange Act and/or (2) are either (i) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Option, or (ii) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code.

4. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of subsection 13(a) relating to adjustments upon changes in stock and subject to Section 4(c) below, the stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate Six Million Four

Hundred Ninety-Two Thousand Six Hundred Sixty Six (6,492,666) shares of Common Stock, less any shares which are subject to Stock Awards granted under the Company's Milestone Equity Incentive Plan, as then in effect. If any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan. Shares subject to Stock Appreciation Rights exercised in accordance with Section 9 of the Plan shall not be available for subsequent issuance under the Plan.

(b) The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

(c) Notwithstanding any provision herein to the contrary, in the event the Plan is not approved by holders of at least two-thirds of the Company's outstanding common stock within twelve months of the date a Stock Award is first granted hereunder following the October 2002 amendment of the Plan, then, unless an exemption from qualification is available with respect to such grant that does not require compliance with the provisions of 260.140.45 of the California Code of Regulations, any Stock Award granted hereunder which (i) followed the October 2002 amendment of the Plan and (ii) was granted at a time when the total number of securities issuable upon exercise of all outstanding options [exclusive of rights described in Section 260.140.40 and warrants described in Sections 260.140.43 and 260.140.44 of the California Code of Regulations, and any purchase plan or agreement as described in Section 260.140.42 of the California Code of Regulations (provided that the purchase plan or agreement provides that all securities will have a purchase price of 100% of the fair value, as determined in accordance with Section 260.140.50 of the California Code of Regulations, of the security either at the time the person is granted the right to purchase securities under the plan or agreement or at the time the purchase is consummated)] and the total number of securities called for under any bonus or similar plan or agreement exceeded 30% of the Company's then outstanding securities, calculated on an as-converted to common stock basis, shall be void.

5. ELIGIBILITY.

(a) Incentive Stock Options and Stock Appreciation Rights appurtenant thereto may be granted only to Employees. Stock Awards other than Incentive Stock Options and Stock Appreciation Rights appurtenant thereto may be granted to Employees, Directors and Consultants.

(b) No Ten Percent Stockholder shall be eligible for the grant of an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of such stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

(c) Subject to the provisions of Section 13 relating to adjustments upon changes in stock, no employee shall be eligible to be granted Options and Stock Appreciation Rights covering more than One Million Four Hundred Thousand (1,400,000) shares of the Common Stock in any calendar year.

6. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) Term. No Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) Price. Subject to the provisions of Section 5(b) regarding Ten Percent Stockholders, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted; provided, however, that to the extent the Company is subject to Section 260.140.41 of Title 10 of the California Code of Regulations at the time the Nonstatutory Stock Option is granted, the exercise price of each Nonstatutory Stock Option granted to a Ten Percent Stockholder shall be at least (i) one hundred ten percent (110%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted or (ii) such lower percentage of the Fair Market Value of the stock subject to the Option on the date the Option is granted as is permitted by Section 260.140.41 of Title 10 of the California Code of Regulations at the time of the grant of the Option.

(c) Consideration. The purchase price of stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or (ii) at the discretion of the Board (A) by delivery to the Company of other Common Stock of the Company, (B) according to a deferred payment (however, payment of the common stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment), or other arrangement (which may include, without limiting the generality of the foregoing, the use of other Common Stock of the Company) with the person to whom the Option is granted or to whom the Option is transferred pursuant to subsection 6(d), or (C) in any other form of legal consideration that may be acceptable to the Board.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

The exercise price of an option may be paid by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; provided, further, that shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are reduced to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations.

(d) **Transferability**. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the Option is granted only by such person. A Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and, to the extent provided in the Option Agreement, to such further extent as permitted by Section 260.140.41(d) of Title 10 of the California Code of Regulations at the time of the grant of the Option, and shall be exercisable during the lifetime of the Optionee only by the Optionee. If the Nonstatutory Stock Option does not provide for transferability, then the Nonstatutory Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by the Optionee. Notwithstanding the foregoing, the Optionee may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionee, shall thereafter be entitled to exercise the Option.

(e) **Vesting.** The total number of shares of stock subject to an Option may, but need not, be allotted in periodic installments (which may, but need not, be equal). The Option Agreement may provide that from time to time during each of such installment periods, the Option may become exercisable ("vest") with respect to some or all of the shares allotted to that period, and may be exercised with respect to some or all of the shares allotted to such period and/or any prior period as to which the Option became vested but was not fully exercised. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary. The provisions of this subsection 6(e) are subject to any Option provisions governing the minimum number of shares as to which an Option may be exercised, including the following subsection 6(f).

(f) **Minimum Vesting.** Notwithstanding the foregoing Section 6(e), to the extent that the following restrictions on vesting are required by Section 260.140.41(f) of Title 10 of the California Code of Regulations at the time of the grant of the Option, then:

(i) Options granted to an Employee who is not an Officer, Director or Consultant shall provide for vesting of the total number of shares of Common Stock at a rate of at least twenty percent (20%) per year over five (5) years from the date the Option was granted, subject to reasonable conditions such as continued employment; and

(ii) Options granted to Officers, Directors or Consultants may be made fully exercisable, subject to reasonable conditions such as continued employment, at any time or during any period established by the Company.

(g) Termination of the Optionee's Continuous Service. In the event an Optionee's Continuous Service terminates (other than upon the Optionee's death or Disability), the Optionee may exercise his or her Option (to the extent that the Optionee was entitled to exercise it at the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months after the termination of the Optionee's Continuous Service (or such longer or shorter period specified in the Option Agreement, which, to the extent the Company is subject to Section 260.140.41 of Title 10 of the California Code of Regulations at the time the Option is granted, shall not be less than thirty (30) days), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionee does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

An Optionee's Option Agreement may also provide that, if the exercise of the Option following the termination of the Optionee's Continuous Service (other than upon the Optionee's death or Disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option as described in subsection 6(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionee's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements (if such provisions would result in an extension of the time during which the Option may be exercised beyond the period described in the first paragraph of this subsection 6(g)).

(h) Disability of Optionee. In the event an Optionee's Continuous Service terminates as a result of the Optionee's Disability, the Optionee may exercise his or her Option (to the extent that the Optionee was entitled to exercise it at the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination (or such longer or shorter period specified in the Option Agreement, which, to the extent the Company is subject to Section 260.140.41 of Title 10 of the California Code of Regulations at the time the Option is granted, shall not be less than six (6) months), or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, at the date of termination, the Optionee is not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to and again become available for issuance under the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

(i) Death of Optionee. In the event of the death of an Optionee during, or within a period specified in the Option after the termination of, the Optionee's Continuous Service, the Option may be exercised (to the extent the Optionee was entitled to exercise the Option at the date of death) by the Optionee's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the option upon the Optionee's death pursuant to subsection 6(d), but only within the period ending on the earlier of (i) the date eighteen (18) months following the date of death (or such longer or shorter period specified in the Option Agreement, which, to the extent the Company is subject to Section 260.140.41 of Title 10 of the California Code of Regulations at the time the Option is granted, shall not be less than six (6) months), or (ii) the expiration of the term of such Option as set forth in the Option Agreement. If, at the time of death, the Optionee was not entitled to exercise his or her entire Option, the shares covered by the unexercisable portion of the Option shall revert to and again become available for issuance under the Plan. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate, and the shares covered by such Option shall revert to and again become available for issuance under the Plan.

(j) Early Exercise. The Option may, but need not, include a provision whereby the Optionee may elect at any time before the Optionee's Continuous Service terminates to exercise the Option as to any part or all of the shares subject to the Option prior to the full vesting of the Option. Any unvested shares so purchased may be subject to a repurchase right in favor of the Company or to any other restriction the Board determines to be appropriate.

7. Terms of Stock Bonuses and Purchases of Restricted Stock.

Each stock bonus or restricted stock purchase agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of stock bonus or restricted stock purchase agreements may change from time to time, and the terms and conditions of separate agreements need not be identical, but each stock bonus or restricted stock purchase agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions as appropriate:

(a) **Purchase Price.** The purchase price under each restricted stock purchase agreement shall be such amount as the Board shall determine and designate in such agreement, which, to the extent the Company is subject to Section 260.140.42 of Title 10 of the California Code of Regulations at the time the restricted Stock Award is granted, shall be at least eighty-five percent (85%) of the Fair Market Value of the stock subject to the agreement, except that for any Ten Percent Stockholder, the purchase price shall be at least one hundred percent (100%) of the Fair Market Value of the stock subject to the agreement. Notwithstanding the foregoing, the Board may determine that eligible participants in the Plan may be awarded stock pursuant to a stock bonus agreement in consideration for past services actually rendered to the Company for its benefit.

(b) **Transferability.** Rights under a stock bonus or restricted stock purchase agreement shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.

(c) **Consideration.** The purchase price of stock acquired pursuant to a stock purchase agreement shall be paid either: (i) in cash; (ii) at the discretion of the Board, according to a deferred payment or other arrangement with the person to whom the stock is sold; or (iii) in any other form of legal consideration that may be acceptable to the Board in its discretion. Notwithstanding the foregoing, the Board to which administration of the Plan has been delegated may award stock pursuant to a stock bonus agreement in consideration for past services actually rendered to the Company or for its benefit.

(d) **Vesting.** Subject to the "Repurchase Limitation" in Section 12(g), shares of stock sold or awarded under the Plan may, but need not, be subject to a repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

(e) **Termination of Continuous Service.** Subject to the "Repurchase Limitation" in Section 12(g), in the event the Stock Award recipient's Continuous Service terminates, the Company may repurchase or otherwise reacquire any or all of the shares of stock held by that person which have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement between the Company and such person.

8. RESTRICTED STOCK UNIT AWARDS.

Each Restricted Stock Unit Award Agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical, but each Restricted Stock Unit Award Agreement shall include (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(a) **Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. To the extent required by applicable law, the consideration to be paid by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award will not be less that the par value of a share of Common Stock. Such consideration may be paid in any form permitted under applicable law.

(b) **Vesting.** At the time of grant of a Restricted Stock Unit Award, the Board shall impose such restrictions or conditions to the vesting of the Restricted Stock Unit Award as it, in its absolute discretion, deems appropriate. The Board may condition the vesting of the Restricted Stock Unit Award upon the attainment of specified performance objectives or such other factors as the Board may determine in its sole discretion, including time-based vesting.

(c) **Payment.** A Restricted Stock Unit Award will be denominated in shares of Common Stock equivalents. A Restricted Stock Unit Award will be settled by the delivery of shares of Common Stock.

(d) **Dividend Equivalents.** Dividend equivalents may be credited in respect of shares of Common Stock equivalents covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted

Stock Unit Award Agreement. At the discretion of the Board, such dividend equivalents may be converted into additional shares of Common Stock equivalents covered by the Restricted Stock Unit Award by dividing (1) the aggregate amount or value of the dividends paid with respect to that number of shares of Common Stock equivalents covered by the Restricted Stock Unit Award then credited by (2) the Fair Market Value per share of Common Stock on the payment date for such dividend, or in such other manner as determined by the Board. Any additional share equivalents covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents shall be subject to all the terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(e) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service for any reason.

(f) **Transferability.** Restricted Stock Units shall be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Unit Agreement, as the Board shall determine in its discretion.

9. STOCK APPRECIATION RIGHTS.

(a) **Exercise.** To exercise any outstanding Stock Appreciation Right, the holder must provide written notice of exercise to the Company in compliance with the provisions of the Stock Award Agreement evidencing such right. Except as provided in subsection 5(c), no limitation shall exist on the aggregate amount of cash payments the Company may make under the Plan in connection with the exercise of a Stock Appreciation Right.

(b) **Awards.** Three types of Stock Appreciation Rights shall be authorized for issuance under the Plan:

(1) **Tandem Stock Appreciation Rights.** Tandem Stock Appreciation Rights will be granted appurtenant to an Option, and shall, except as specifically set forth in this Section 9, be subject to the same terms and conditions applicable to the particular Option grant to which it pertains. Tandem Stock Appreciation Rights will require the holder to elect between the exercise of the underlying Option for shares of stock and the surrender, in whole or in part, of such Option for an appreciation distribution. The appreciation distribution payable on the exercised Tandem Right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on Fair Market Value on the date of the Option surrender) in an amount up to the excess of (A) the Fair Market Value (on the date of the Option surrender) of the number of shares of stock covered by that portion of the surrendered Option in which the Optionee is vested over (B) the aggregate exercise price payable for such vested shares.

(2) **Concurrent Stock Appreciation Rights.** Concurrent Rights will be granted appurtenant to an Option and may apply to all or any portion of the shares of stock subject to the underlying Option and shall, except as specifically set forth in this Section 9, be subject to the same terms and conditions applicable to the particular Option grant to which it pertains. A Concurrent Right shall be exercised automatically at the same time the underlying Option is exercised with respect to the particular shares of stock to which the Concurrent Right pertains. The appreciation distribution payable on an exercised Concurrent Right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on Fair Market Value on the date of the exercise of the Concurrent Right) in an amount equal to such portion as shall be determined by the Board or the Committee at the time of the grant of the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Concurrent Right) of the vested shares of stock purchased under the underlying Option which have Concurrent Rights appurtenant to them over (B) the aggregate exercise price paid for such shares.

(3) **Independent Stock Appreciation Rights.** Independent Rights will be granted independently of any Option and shall, except as specifically set forth in this Section 9, be subject to the same terms and conditions applicable to Nonstatutory Stock Options as set forth in Section 6. They shall be denominated in share equivalents. The appreciation distribution payable on the exercised Independent Right shall be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the Independent Right) of a number of shares of Company stock equal to the number of share equivalents in which the holder is vested under such Independent Right, and with respect to which the holder is exercising the Independent Right on such date, over (B) the aggregate Fair Market Value (on the date of the grant of the Independent Right) of such number of shares of Company stock. The appreciation distribution payable on the exercised Independent Right shall be in cash or, if so

provided, in an equivalent number of shares of stock based on Fair Market Value on the date of the exercise of the Independent Right.

10. COVENANTS OF THE COMPANY.

(a) During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of stock required to satisfy such Stock Awards.

(b) The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares under Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Stock Awards unless and until such authority is obtained.

11. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock pursuant to Stock Awards shall constitute general funds of the Company.

12. MISCELLANEOUS.

(a) The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b) Neither the recipient of a Stock Award nor any person to whom a Stock Award is transferred in accordance with the Plan shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Stock Award unless and until such person has satisfied all requirements for exercise of the Stock Award pursuant to its terms.

(c) Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any recipient or other holder of Stock Awards any right to continue in the employ of the Company or any Affiliate or to continue serving as a Consultant or a Director, or shall affect the right of the Company or any Affiliate to terminate the employment of any Employee with or without notice and with or without cause, or the right to terminate the relationship of any Consultant pursuant to the terms of such Consultant's agreement with the Company or Affiliate or service as a Director pursuant to the Company's Bylaws and the provisions of the corporate law of the state in which the Company is incorporated.

(d) To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year under all plans of the Company and its Affiliates exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options.

(e) The Company may require any person to whom a Stock Award is granted, or any person to whom a Stock Award is transferred in accordance with the Plan, as a condition of exercising or acquiring stock under any Stock Award, (1) to give written assurances satisfactory to the Company as to such person's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (2) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the Stock Award for such person's own account and not with any present intention of selling or otherwise distributing the stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise or acquisition of stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

(f) To the extent provided by the terms of a Stock Award Agreement, the person to whom a Stock Award is granted may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under a Stock Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to such person by the Company) or by a combination of such means: (1) tendering a cash payment; (2) authorizing the Company to withhold shares from the shares of the Common Stock otherwise issuable to the participant as a result of the exercise or acquisition of stock under the Stock Award; or (3) delivering to the Company owned and unencumbered shares of the Common Stock of the Company.

(g) **Repurchase Limitation.** The terms of any repurchase option shall be specified in the Stock Award, and the repurchase price may be either the Fair Market Value of the shares of Common Stock on the date of termination of Continuous Service or the lower of (i) the Fair Market Value of the shares of Common Stock on the date of repurchase or (ii) their original purchase price. To the extent required by Section 260.140.41 and Section 260.140.42 of Title 10 of the California Code of Regulations at the time a Stock Award is made, any repurchase option contained in a Stock Award granted to a person who is not an Officer, Director or Consultant shall be upon the terms described below:

(i) **Fair Market Value.** If the repurchase option gives the Company the right to repurchase the shares of Common Stock upon termination of Continuous Service at not less than the Fair Market Value of the shares of Common Stock to be purchased on the date of termination of Continuous Service, then (i) the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the shares of Common Stock within ninety (90) days of termination of Continuous Service (or in the case of shares of Common Stock issued upon exercise of Stock Awards after such date of termination, within ninety (90) days after the date of the exercise) or such longer period as may be agreed to by the Company and the Participant (for example, for purposes of satisfying the requirements of Section 1202(c)(3) of the Code regarding "qualified small business stock") and (ii) the right terminates when the shares of Common Stock become publicly traded.

(ii) **Original Purchase Price.** If the repurchase option gives the Company the right to repurchase the shares of Common Stock upon termination of Continuous Service at the lower of (i) the Fair Market Value of the shares of Common Stock on the date of repurchase or (ii) their original purchase price, then (x) the right to repurchase at the original purchase price shall lapse at the rate of at least twenty percent (20%) of the shares of Common Stock per year over five (5) years from the date the Stock Award is granted (without respect to the date the Stock Award was exercised or became exercisable) and (y) the right to repurchase shall be exercised for cash or cancellation of purchase money indebtedness for the shares of Common Stock within ninety (90) days of termination of Continuous Service (or in the case of shares of Common Stock issued upon exercise of Options after such date of termination, within ninety (90) days after the date of the exercise) or such longer period as may be agreed to by the Company and the Participant (for example, for purposes of satisfying the requirements of Section 1202(c)(3) of the Code regarding "qualified small business stock").

(h) **INFORMATION OBLIGATION.** To the extent required by Section 260.140.46 of Title 10 of the California Code of Regulations, the Company shall deliver financial statements to Participants at least annually. This Section 12(h) shall not apply to key Employees whose duties in connection with the Company assure them access to equivalent information.

13. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) If any change is made in the stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan shall be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan pursuant to subsection 4(a) and the maximum number of shares subject to award to any person during any calendar year pursuant to subsection 5(c), and the outstanding Stock Awards shall be appropriately adjusted in the class(es) and number of shares and price per share of stock subject to such outstanding Stock Awards. Such adjustments shall be made by the Board, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company".)

(b) In the event of a proposed dissolution or liquidation of the Company, the Board shall notify the Stock Award holder at least fifteen (15) days prior to such proposed action. To the extent it has not been previously exercised, the Stock Award shall terminate immediately prior to the consummation of such proposed action.

(c) In the event of: (1) a dissolution, liquidation or sale of substantially all of the assets of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation; or (3) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then (i) any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the transaction described in this subsection 13(b)) for those outstanding under the Plan, or (ii) in the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, (A) with respect to Stock Awards held by persons whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated prior to such event and the Stock Awards terminated if not exercised (if applicable) after such acceleration and at or prior to such event, and (B) with respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall be terminated if not exercised (if applicable) prior to such event.

(d) In the event of the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any Affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors, then, with respect to Stock Awards held by persons whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated immediately upon the happening of such event.

14. AMENDMENT OF THE PLAN AND STOCK AWARDS.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 13 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) The Board may in its sole discretion submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

(c) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Optionees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d) Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the person to whom the Stock Award was granted and (ii) such person consents in writing.

(e) The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the person to whom the Stock Award was granted and (ii) such person consents in writing.

15. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate March 7, 2017. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Notwithstanding the foregoing, all Incentive Stock Options shall be granted, if at all, no later than the last day preceding the tenth (10th) anniversary of the earlier of (i) the date on which the latest increase in the maximum number of shares issuable under the Plan was approved by the stockholders of the Company or (ii) the date such amendment was adopted by the Board.

(b) Rights and obligations under any Stock Award granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except with the consent of the person to whom the Stock Award was granted.

16. EFFECTIVE DATE OF PLAN.

The Plan shall become effective as of the date of the closing of the IPO, but no Options or rights to purchase restricted stock granted under the Plan shall be exercised, and no stock bonuses shall be granted under the Plan, unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan was adopted by the Board.

APPENDIX 3

SCIENTIFIC LEARNING CORPORATION
1999 EMPLOYEE STOCK PURCHASE PLAN

Adopted April 22, 1999
Approved By Stockholders May 28, 1999
Amended March, 2002
Approved By Stockholders May 21, 2002
Amended October 9, 2002
Approved By Stockholders May 21, 2003
Amended March 8, 2007
Approved By Stockholders ________, 2007

1. PURPOSE.

(a) The purpose of the 1999 Employee Stock Purchase Plan (the "Plan") is to provide a means by which employees of Scientific Learning Corporation, a Delaware corporation (the "Company"), and its Affiliates, as defined in subparagraph 1(b), which are designated as provided in subparagraph 2(b), may be given an opportunity to purchase common stock of the Company.

(b) The word "Affiliate" as used in the Plan means any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f), respectively, of the Internal Revenue Code of 1986, as amended (the "Code").

(c) The Company, by means of the Plan, seeks to retain the services of its employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

(d) The Company intends that the rights to purchase stock of the Company granted under the Plan be considered options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Code.

2. ADMINISTRATION.

(a) The Plan shall be administered by the Board of Directors (the "Board") of the Company unless and until the Board delegates administration to a Committee, as provided in subparagraph 2(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how rights to purchase stock of the Company shall be granted and the provisions of each offering of such rights (which need not be identical).

(ii) To designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan.

(iii) To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To amend the Plan as provided in paragraph 13.

(v) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and its Affiliates and to carry out the intent that the Plan be treated as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

(c) The Board may delegate administration of the Plan to a Committee composed of not fewer than two (2) members of the Board (the "Committee") constituted in accordance with the requirements of Rule 16b-3 ("Rule 16b-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

3. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of paragraph 12 relating to adjustments upon changes in stock and subject to Section 3(c) below, the stock that may be sold pursuant to rights granted under the Plan shall not exceed in the aggregate One Million Two Hundred Thousand (1,200,000) shares of the Company's common stock (the "Common Stock"). If any right granted under the Plan shall for any reason terminate without having been exercised, the Common Stock not purchased under such right shall again become available for the Plan.

(b) The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

(c) Notwithstanding any provision herein to the contrary, in the event the Plan is not approved by holders of at least two-thirds of the Company's outstanding common stock within twelve months of the date a right is first granted hereunder following the October 2002 amendment of the Plan, then, unless an exemption from qualification is available with respect to such grant that does not require compliance with the provisions of 260.140.45 of the California Code of Regulations, any right granted hereunder which (i) followed the October 2002 amendment of the Plan and (ii) was granted at a time when the total number of securities issuable upon exercise of all outstanding options [exclusive of rights described in Section 260.140.40 and warrants described in Sections 260.140.43 and 260.140.44 of the California Code of Regulations, and any purchase plan or agreement as described in Section 260.140.42 of the California Code of Regulations (provided that the purchase plan or agreement provides that all securities will have a purchase price of 100% of the fair value, as determined in accordance with Section 260.140.50 of the California Code of Regulations, of the security either at the time the person is granted the right to purchase securities under the plan or agreement or at the time the purchase is consummated)] and the total number of securities called for under any bonus or similar plan or agreement exceeded 30% of the Company's then outstanding securities, calculated on an as-converted to common stock basis, shall be void.

4. GRANT OF RIGHTS; OFFERING.

(a) The Board or the Committee may from time to time grant or provide for the grant of rights to purchase Common Stock of the Company under the Plan to eligible employees (an "Offering") on a date or dates (the "Offering Date(s)") selected by the Board or the Committee. Each Offering shall be in such form and shall contain such terms and conditions as the Board or the Committee shall deem appropriate, which shall comply with the requirements of Section 423(b)(5) of the Code that all employees granted rights to purchase stock under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twenty-seven (27) months beginning with the Offering Date, and the substance of the provisions contained in paragraphs 5 through 8, inclusive.

(b) If an employee has more than one right outstanding under the Plan, unless he or she otherwise indicates in agreements or notices delivered hereunder: (1) each agreement or notice delivered by that employee will be deemed to apply to all of his or her rights under the Plan, and (2) a right with a lower exercise price (or an earlier-granted right, if two rights have identical exercise prices), will be exercised to the fullest possible extent before a right with a higher exercise price (or a later-granted right, if two rights have identical exercise prices) will be exercised.

5. **ELIGIBILITY.**

(a) Rights may be granted only to employees of the Company or, as the Board or the Committee may designate as provided in subparagraph 2(b), to employees of any Affiliate of the Company. Except as provided in subparagraph 5(b), an employee of the Company or any Affiliate shall not be eligible to be granted rights under the Plan, unless, on the Offering Date, such employee has been in the employ of the Company or any Affiliate for such continuous period preceding such grant as the Board or the Committee may require, but in no event shall the required period of continuous employment be equal to or greater than two (2) years. In addition, unless otherwise determined by the Board or the Committee and set forth in the terms of the applicable Offering, no employee of the Company or any Affiliate shall be eligible to be granted rights under the Plan, unless, on the Offering Date, such employee's customary employment with the Company or such Affiliate is for at least twenty (20) hours per week and at least five (5) months per calendar year.

(b) The Board or the Committee may provide that, each person who, during the course of an Offering, first becomes an eligible employee of the Company or designated Affiliate will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an eligible employee or occurs thereafter, receive a right under that Offering, which right shall thereafter be deemed to be a part of that Offering. Such right shall have the same characteristics as any rights originally granted under that Offering, as described herein, except that:

(i) the date on which such right is granted shall be the "Offering Date" of such right for all purposes, including determination of the exercise price of such right;

(ii) the period of the Offering with respect to such right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board or the Committee may provide that if such person first becomes an eligible employee within a specified period of time before the end of the Offering, he or she will not receive any right under that Offering.

(c) No employee shall be eligible for the grant of any rights under the Plan if, immediately after any such rights are granted, such employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Affiliate. For purposes of this subparagraph 5(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any employee, and stock which such employee may purchase under all outstanding rights and options shall be treated as stock owned by such employee.

(d) An eligible employee may be granted rights under the Plan only if such rights, together with any other rights granted under "employee stock purchase plans" of the Company and any Affiliates, as specified by Section 423(b)(8) of the Code, do not permit such employee's rights to purchase stock of the Company or any Affiliate to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of fair market value of such stock (determined at the time such rights are granted) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any designated Affiliate shall be eligible to participate in Offerings under the Plan, provided, however, that the Board may provide in an Offering that certain employees who are highly compensated employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

6. **RIGHTS; PURCHASE PRICE.**

(a) On each Offering Date, each eligible employee, pursuant to an Offering made under the Plan, shall be granted the right to purchase up to the number of shares of Common Stock of the Company purchasable with a percentage designated by the Board or the Committee not exceeding fifteen percent (15%) of such employee's Earnings (as defined by the Board or the Committee in each Offering) during the period which begins on the Offering Date (or such later date as the Board or the Committee determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering. The Board or the Committee shall establish one or more dates during an Offering (the "Purchase Date(s)") on which rights granted under the Plan shall be exercised and purchases of Common Stock carried out in accordance with such Offering.

(b) In connection with each Offering made under the Plan, the Board or the Committee may specify a maximum number of shares that may be purchased by any employee as well as a maximum aggregate number of shares that may be purchased by all eligible employees pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board or the Committee may specify a maximum aggregate number of shares which may be purchased by all eligible employees on any given Purchase Date under the Offering. If the aggregate purchase of shares upon exercise of rights granted under the Offering would exceed any such maximum aggregate number, the Board or the Committee shall make a pro rata allocation of the shares available in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable.

(c) The purchase price of stock acquired pursuant to rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An eligible employee may become a participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company provides. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board or the Committee of such employee's Earnings during the Offering (as defined by the Board or Committee in each Offering). The payroll deductions made for each participant shall be credited to an account for such participant under the Plan and shall be deposited with the general funds of the Company. A participant may reduce (including to zero) or increase such payroll deductions, and an eligible employee may begin such payroll deductions, after the beginning of any Offering only as provided for in the Offering. A participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the participant has not had the maximum amount withheld during the Offering.

(b) At any time during an Offering, a participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company provides. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board or the Committee in the Offering. Upon such withdrawal from the Offering by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the participant) under the Offering, without interest, and such participant's interest in that Offering shall be automatically terminated. A participant's withdrawal from an Offering will have no effect upon such participant's eligibility to participate in any other Offerings under the Plan but such participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of any participating employee's employment with the Company and any designated Affiliate, for any reason, and the Company shall distribute to such terminated employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the terminated employee) under the Offering, without interest.

(d) Rights granted under the Plan shall not be transferable by a participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in paragraph 14 and, otherwise during his or her lifetime, shall be exercisable only by the person to whom such rights are granted.

15. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate either (i) at the time that all of the shares subject to the Plan's share reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Plan, or (ii) to the extent the Company is subject to Section 260.140.42 of Title 10 of the California Code of Regulations at the time any rights are granted under the Plan, on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board, or approved by the stockholders of the Company, whichever is earlier. No rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any rights granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except as expressly provided in the Plan or with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulation, or except as necessary to ensure that the Plan and/or rights granted under the Plan comply with the requirements of Section 423 of the Code.

16. EFFECTIVE DATE OF PLAN.

The Plan shall become effective on the same day that the Company's initial public offering of shares of common stock becomes effective (the "Effective Date"), but no rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board or the Committee, which date may be prior to the Effective Date.

17. INFORMATION OBLIGATION.

To the extent required by Section 260.140.46 of Title 10 of the California Code of Regulations, the Company shall deliver financial statements to Participants at least annually. This Section 17 shall not apply to key employees whose duties in connection with the Company assure them access to equivalent information.

one or more dates during an Offering (the "Purchase Date(s)") on which rights granted under the Plan shall be exercised and purchases of Common Stock carried out in accordance with such Offering.

(b) In connection with each Offering made under the Plan, the Board or the Committee may specify a maximum number of shares that may be purchased by any employee as well as a maximum aggregate number of shares that may be purchased by all eligible employees pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board or the Committee may specify a maximum aggregate number of shares which may be purchased by all eligible employees on any given Purchase Date under the Offering. If the aggregate purchase of shares upon exercise of rights granted under the Offering would exceed any such maximum aggregate number, the Board or the Committee shall make a pro rata allocation of the shares available in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable.

(c) The purchase price of stock acquired pursuant to rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the fair market value of the stock on the Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An eligible employee may become a participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company provides. Each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board or the Committee of such employee's Earnings during the Offering (as defined by the Board or Committee in each Offering). The payroll deductions made for each participant shall be credited to an account for such participant under the Plan and shall be deposited with the general funds of the Company. A participant may reduce (including to zero) or increase such payroll deductions, and an eligible employee may begin such payroll deductions, after the beginning of any Offering only as provided for in the Offering. A participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the participant has not had the maximum amount withheld during the Offering.

(b) At any time during an Offering, a participant may terminate his or her payroll deductions under the Plan and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company provides. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board or the Committee in the Offering. Upon such withdrawal from the Offering by a participant, the Company shall distribute to such participant all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the participant) under the Offering, without interest, and such participant's interest in that Offering shall be automatically terminated. A participant's withdrawal from an Offering will have no effect upon such participant's eligibility to participate in any other Offerings under the Plan but such participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of any participating employee's employment with the Company and any designated Affiliate, for any reason, and the Company shall distribute to such terminated employee all of his or her accumulated payroll deductions (reduced to the extent, if any, such deductions have been used to acquire stock for the terminated employee) under the Offering, without interest.

(d) Rights granted under the Plan shall not be transferable by a participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in paragraph 14 and, otherwise during his or her lifetime, shall be exercisable only by the person to whom such rights are granted.

8. EXERCISE.

(a) On each Purchase Date specified therefor in the relevant Offering, each participant's accumulated payroll deductions and other additional payments specifically provided for in the Offering (without any increase for interest) will be applied to the purchase of whole shares of stock of the Company, up to the maximum number of shares permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares shall be issued upon the exercise of rights granted under the Plan. The amount, if any, of accumulated payroll deductions remaining in each participant's account after the purchase of shares which is less than the amount required to purchase one share of stock on the final Purchase Date of an Offering shall be held in each such participant's account for the purchase of shares under the next Offering under the Plan, unless such participant withdraws from such next Offering, as provided in subparagraph 7(b), or is no longer eligible to be granted rights under the Plan, as provided in paragraph 5, in which case such amount shall be distributed to the participant after such final Purchase Date, without interest. The amount, if any, of accumulated payroll deductions remaining in any participant's account after the purchase of shares which is equal to the amount required to purchase whole shares of stock on the final Purchase Date of an Offering shall be distributed in full to the participant after such Purchase Date, without interest.

(b) No rights granted under the Plan may be exercised to any extent unless the shares to be issued upon such exercise under the Plan (including rights granted thereunder) are covered by an effective registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the Plan is in material compliance with all applicable state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date in any Offering hereunder the Plan is not so registered or in such compliance, no rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If on the Purchase Date of any Offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, no rights granted under the Plan or any Offering shall be exercised and all payroll deductions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire stock) shall be distributed to the participants, without interest.

9. COVENANTS OF THE COMPANY.

(a) The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock upon exercise of the rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such rights unless and until such authority is obtained.

10. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock pursuant to rights granted under the Plan shall constitute general funds of the Company.

11. RIGHTS AS A STOCKHOLDER.

A participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to rights granted under the Plan unless and until the participant's shareholdings acquired upon exercise of rights under the Plan are recorded in the books of the Company.

12. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) If any change is made in the stock subject to the Plan, or subject to any rights granted under the Plan (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan and outstanding rights will be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan and the class(es) and number of shares and price per share of stock subject to outstanding rights. Such adjustments shall be made by the Board or the Committee, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

(b) In the event of: (1) a dissolution or liquidation of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation; (3) a reverse merger in which the Company is the surviving corporation but the shares of the Company's Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (4) the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any Affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors, then, as determined by the Board in its sole discretion (i) any surviving or acquiring corporation may assume outstanding rights or substitute similar rights for those under the Plan, (ii) such rights may continue in full force and effect, or (iii) participants' accumulated payroll deductions may be used to purchase Common Stock immediately prior to the transaction described above and the participants' rights under the ongoing Offering terminated.

13. AMENDMENT OF THE PLAN.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in paragraph 12 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) The Board may in its sole discretion submit any other amendment to the Plan for stockholder approval, including.

(c) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to employee stock purchase plans and/or to bring the Plan and/or rights granted under it into compliance therewith.

(d) Rights and obligations under any rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan, except with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulations, or except as necessary to ensure that the Plan and/or rights granted under the Plan comply with the requirements of Section 423 of the Code.

14. DESIGNATION OF BENEFICIARY.

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of an Offering but prior to delivery to the participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death during an Offering.

(b) The participant may change such designation of beneficiary at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

15. Termination or Suspension of the Plan.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate either (i) at the time that all of the shares subject to the Plan's share reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Plan, or (ii) to the extent the Company is subject to Section 260.140.42 of Title 10 of the California Code of Regulations at the time any rights are granted under the Plan, on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board, or approved by the stockholders of the Company, whichever is earlier. No rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any rights granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except as expressly provided in the Plan or with the consent of the person to whom such rights were granted, or except as necessary to comply with any laws or governmental regulation, or except as necessary to ensure that the Plan and/or rights granted under the Plan comply with the requirements of Section 423 of the Code.

16. Effective Date of Plan.

The Plan shall become effective on the same day that the Company's initial public offering of shares of common stock becomes effective (the "Effective Date"), but no rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board or the Committee, which date may be prior to the Effective Date.

17. Information Obligation.

To the extent required by Section 260.140.46 of Title 10 of the California Code of Regulations, the Company shall deliver financial statements to Participants at least annually. This Section 17 shall not apply to key employees whose duties in connection with the Company assure them access to equivalent information.

PERFORMANCE MEASUREMENT COMPARISON

The following chart compares the cumulative total stockholder return of Scientific Learning Common Stock for the five years ended December 31, 2006 with the cumulative total return during the same period of (i) the NASDAQ Composite Market Index and (ii) a Scientific Learning constructed peer group index. The companies in the peer group index were selected on the basis of similarity in the nature of their business. At December 31, 2006, the peer group included Plato Learning, Inc., Princeton Review, Renaissance Learning Inc., and Scholastic Corporation.

Over the last five years, the peer group has changed from time to time because of acquisitions, changes in business, and other changes affecting peer group companies. This table shows these changes:

Members of Peer Group	Tenure in Peer Group
Excelligence	Removed from peer group after September 30, 2006 after it stopped trading.
Lightspan, Inc.	Removed from peer group during 2003 upon its acquisition
Riverdeep	Removed from peer group during 2002 because its stock was moved from the Nasdaq to the Irish Stock Exchange
Smart Force	Removed from peer group during 2002 upon its acquisition
Student Advantage	Removed from peer group during 2002 when in the process of negotiating its sale
Sylvan Learning Systems, Inc.	Removed from peer group during 2003 because it changed the nature of its business.

The comparison assumes $100 was invested on December 31, 2001 in Scientific Learning Common Stock and in each of the foregoing indices. It also assumes reinvestment of dividends. The stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.


400
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250
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150
100
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Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06
NASDAQ
Peer
SCIL

Proxy Statement

Corporate Information

BOARD OF DIRECTORS

Robert C. Bowen
Chairman and Chief Executive Officer

Edward Vermont Blanchard, Jr.
Senior Advisor, Bear Stearns Merchant Manager III

Ajit Dalvi
Business Consultant

Carleton A. Holstrom
Private Investor

Dr. Michael M. Merzenich
Francis A. Sooy Professor at University of California, San Francisco

Rodman W. Moorhead, III
Recently retired from Warburg Pincus

Dr. Paula A. Tallal
Co-Director of the Center for Molecular and Behavioral Neuroscience, Rutgers University

Dr. Joseph Martin
Dean, Harvard Faculty of Medicine

David W. Smith
Executive Chairman, Plato Learning

CORPORATE MANAGEMENT

Robert C. Bowen
Chairman, Chief Executive Officer and Director

James R. Bray
Vice President, Business Development and Government Affairs

Linda L. Carloni
Vice President, General Counsel and Secretary

Glenn G. Chapin
Vice President, Education Sales

Jane A. Freeman
Sr. Vice President, Chief Financial Officer and Treasurer

Dr. William M. Jenkins
Sr. Vice President, Product Development

Jessica Lindl
Vice President, Marketing

Jill McCormack
Vice President, Operations

Dr. Steven L. Miller
Sr. Vice President, Research and Outcomes

Sherrelle J. Walker
Chief Education Officer

STOCK PRICE AND STOCKHOLDER DATA

Our common stock currently is, and during all of 2005 and 2006 was, traded on the NASDAQ Global Market under the symbol "SCIL." (In 2006, the name of the market was changed from the NASDAQ National Market to the NASDAQ Global Market.) On March 30, 2007, the closing sales price of our common stock was $7.64. The following table sets forth, for the periods indicated, the closing high and low sales prices per share of our common stock as reported on the NASDAQ Global Market.

2005	HIGH	LOW
First Quarter	$6.11	$5.25
Second Quarter	$6.58	$5.80
Third Quarter	$6.58	$4.97
Fourth Quarter	$5.65	$4.45

2006	HIGH	LOW
First Quarter	$5.96	$4.28
Second Quarter	$5.20	$3.91
Third Quarter	$5.25	$3.82
Fourth Quarter	$6.09	$4.44

As of January 31, 2007, the approximate number of stockholders of record of our common stock was 113. We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current Loan and Security Agreement with Comerica Bank provides that we may not pay any dividends other than stock dividends during the term of the Agreement.

CORPORATE OFFICES

Scientific Learning Corporation
300 Frank H. Ogawa Plaza
Suite 600
Oakland, CA 94612-2040
(510) 444-3500
www.scientificlearning.com
www.brainconnection.com

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

INDEPENDENT PUBLIC ACCOUNTANT

Ernst & Young LLP
San Francisco, CA

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. on Friday, June 1, 2007 at Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA.

STOCKHOLDER INQUIRIES

Communications regarding transfer requirements, lost certificates and change of address should be directed to the transfer agent. General information regarding the Company may be obtained from the Company's website or by contacting its Investor Relations Department at (510) 444-3500.

FORWARD-LOOKING STATEMENTS

This annual report, including the Chairman's letter and the Report on Form 10-K, contains forward-looking statements that are subject to the safe harbor created by the federal securities law, including, among others, statements relating to trends and projected levels of sales, revenue, profits, financial resources and other financial parameters, as well as trends in the education market. Such statements are subject to substantial risks and uncertainties. Actual events or results may differ materially as a result of many factors, including but not limited to those detailed in the Risk Factors section of the Form 10-K included herein.

Fast ForWord Results:

REGION

NORTHEAST *(31 reports)*
Connecticut
Delaware
Maryland
Massachusetts
New Jersey
New York
Pennsylvania
Rhode Island
Virginia

SOUTH *(18 reports)*
Alabama
Arkansas
Florida
Georgia
Louisiana
Mississippi
North Carolina
Tennessee

MIDWEST *(21 reports)*
Illinois
Kentucky
Michigan
Minnesota
Missouri
Ohio
South Dakota
Wisconsin

WEST *(38 reports)*
Alaska
Arizona
Arkansas
California
Idaho
Montana
New Mexico
Oklahoma
Texas
Washington
Wyoming

INTERNATIONAL STUDIES
(7 reports)
Australia
Canada
Germany
India
Singapore
United Kingdom

SKILLS

STATE ASSESSMENTS
(33 reports)

BLT	MSA
DIBELS	OAT
DRP	OPT
DSTP	SAT-9
EOG	TAAS
FCAT	TCAP
ISAT	Terra Nova
MCT	TPRI

READING SKILLS
(102 reports)
Phoneme Awareness
Reading Comprehension
Vocabulary
Fluency
Listening Comprehension

COGNITIVE SKILLS
(11 reports)
Memory
Attention
Processing
Sequencing

LONGITUDINAL STUDIES
(4 reports)
State Assessments
Oral Language
Reading Skills

LANGUAGE SKILLS
(31 reports)
Language Arts
Oral Language
Listening
Speaking
Syntax
Oral Grammar
Oral Vocabulary

STUDENTS

AT-RISK LEARNERS
(15 reports)
Oral language
Phoneme Awareness
30-Minute Protocol

TITLE I SCHOOLS
(27 reports)
Reading achievement results for elementary, middle and secondary schools.

ENGLISH LANGUAGE LEARNERS *(7 reports)*
Reading skills and achievement for elementary, middle and secondary schools.

SPECIAL EDUCATION RECIPIENTS *(20 reports)*
Dyslexia
Autism/PDD
Attention Deficit Disorder
Language Impairments

OTHER POPULATIONS
(11 reports)
Gifted & Talented
Native Americans
Young Adults
Adjudicated

OTHER

Brain plasticity is well-founded in research. More than **30,000 articles** relating to research on "Brain Plasticity" and "Learning" for the years 1967–2007 have been indexed by scholar.google.com.

Independent reviews substantiate the research basis of the Fast ForWord products. Independent reviews of the *Fast ForWord* research have been published by the U.S. Dept. of Education's What Works Clearinghouse, the Metiri Group, the Florida Center for Reading Research and the Milken Family Foundation.

Fast ForWord *product effectiveness research continues to grow.* During the last five years, school-based research showing the positive impact of *Fast ForWord* software has resulted in 118 research reports based on data from 26,000 students at 350 schools.

Substantial & ongoing research impact by contributing scientists. Scientists directly involved in the development of the *Fast ForWord* products have authored or co-authored more than 425 scientific articles and book chapters in the fields of brain plasticity, neuropsychology and cognitive development. This foundational research has been cited more than 4,000 times in the scientific literature.


SCIENTIFICALLY VALIDATED
BRAIN-BASED RESEARCH

designed by curran & connors, inc. / www.curran-connors.com

Scientific Learning leverages innovations in neuroscience to dramatically improve learning outcomes. The award-winning *Fast ForWord*® family of products, based on over 30 years of scientific research into the way the brain learns, builds learning capacity to read and learn effectively. *Fast ForWord* software uniquely develops and strengthens the cognitive skills of memory, attention, processing and sequencing that are the foundation to all effective learning. Results have been proven by independent research in clinics, schools and universities worldwide. Our primary market is K–12 schools in the United States. We also sell our products through speech and language practitioners, education clinics and internationally.

We hold over 79 patents covering the *Fast ForWord* products and other neuroscience innovations.

Scientific Learning®

www.scientificlearning.com
1(888) 665-9707

END